Exhibit 2.1

UNIT PURCHASE AGREEMENT

among:

International Game Technology,
a Nevada corporation;

Double Down Interactive LLC,
a Washington limited liability company;

The Sellers Identified Herein;

and

Gregory Enell,
as Sellers’ Agent

Dated as of January 12, 2012

i

4. Representations and Warranties of Purchaser		31

4.1	Organization and Standing	31
4.2	Authority; Binding Nature of Agreement	32
4.3	Non-Contravention; Consents	32
4.4	Brokers	32
4.5	Financing	32

5. Certain Covenants of the Company		32

5.1	Access and Investigation	32
5.2	Operation of the Business of the Company	33
5.3	Notification	35
5.4	No Negotiation	35
5.5	Termination of Certain Benefit Plans	35
5.6	Release of Encumbrances	36
5.7	Repayment of Insider Receivables	36
5.8	Resignation of Officers and Managers	36
5.9	Tail Insurance	36
5.10	Retention Plans	36

6. Certain Covenants of the Parties		36

6.1	Filings and Consents	36
6.2	Public Announcements	37
6.3	Reasonable Efforts	37
6.4	Restrictions on Competition	37
6.5	No Hiring or Solicitation of Employees, Consultants or Independent Contractors	38
6.6	Post-Closing Confidentiality	38
6.7	Release	39
6.8	Company IP	39
6.9	Retention Plans	39
6.10	Continued Employment	39

7. Tax Matters		40

7.1	Liability for Taxes	40
7.2	Tax Returns	40
7.3	Assistance and Cooperation	41
7.4	Tax Treatment/ Allocation of Purchase Price	42
7.5	Contest Provisions	42
7.6	Survival	43

8. Conditions Precedent to Obligations of Purchaser		43

8.1	Accuracy of Representations	44
8.2	Performance of Covenants	44
8.3	Governmental and Other Consents	44
8.4	No Material Adverse Effect	44
8.5	Agreements and Documents	44

8.6	No Restraints	46
8.7	No Legal Proceedings	46
8.8	Employment Matters	46
8.9	Termination of Employee Plans	46
8.10	Collection of Insider Receivables	46
8.11	Tail Insurance	46

9. Conditions Precedent to Obligations of the Sellers		46

9.1	Accuracy of Representations	46
9.2	Performance of Covenants	47
9.3	Deliveries	47
9.4	No Restraints	47
9.5	No Legal Proceedings	47
9.6	Escrow Agreement	47

10.Termination		47

10.1	Termination Events	47
10.2	Termination Procedures	48
10.3	Effect of Termination	49

11.Indemnification, Etc.		49

11.1	Survival of Representations, Etc.	49
11.2	Indemnification	50
11.3	Limitations	52
11.4	No Contribution	54
11.5	Defense of Third Party Claims	54
11.6	Setoff	56
11.7	Exercise of Remedies	56
11.8	Exclusive Remedy	56
11.9	Tax Treatment of Indemnification Payments	56

12.Miscellaneous Provisions		56

12.1	Sellers’ Agent	56
12.2	Further Assurances	58
12.3	No Waiver Relating to Claims for Fraud, Willful Misconduct or Intentional Misrepresentation	58
12.4	Fees and Expenses	58
12.5	Notices	58
12.6	Headings	60
12.7	Counterparts and Exchanges by Electronic Transmission or Facsimile	60
12.8	Governing Law; Dispute Resolution; Adjustment of Indemnity Holdback Amount	60
12.9	Successors and Assigns	62
12.10	Remedies Cumulative; Specific Performance	62
12.11	Waiver	63
12.12	Waiver of Jury Trial	63
12.13	Amendments	63

12.14	Severability	63
12.15	Parties in Interest	63
12.16	Entire Agreement	63
12.17	Disclosure Schedule	64
12.18	Conflicts; Continuing Representation	64
12.19	Construction	64

Exhibits and Schedules

Exhibit A	Certain Definitions
Exhibit B-1	Form of Senior Management Retention Plan
Exhibit B-2	Form of Employee Retention Plan
Exhibit C	Form of Escrow Agreement
Exhibit D	Arbitration Procedures
Exhibit E	Earn-Out Procedures
Exhibit F	Form of Unit Assignment
Schedule 1.1	Units Owned by Each Seller Member
Schedule 7.4(b)	Allocation Schedule
Schedule 8.3(b)	Required Third Party Consents

UNIT PURCHASE AGREEMENT

This Unit Purchase Agreement (this “Agreement”) is made and entered into as of January 12, 2012, by and among:  International Game Technology, a Nevada corporation (“Purchaser”), Double Down Interactive LLC, a Washington limited liability company (the “Company”), each of the Members of the Company identified on the signature pages hereto (each, a “Seller Member” and collectively the “Seller Members”), each of the Persons identified on the signature pages hereto (together with the Affiliated Seller Member and any other Affiliate with an interest in the Units, a “Seller” and collectively the “Sellers”), and Gregory Enell, as the Sellers’ Agent (as defined in Section 12.1).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

Recitals

A.           The Company has issued units of limited liability company interest (the “Units”) consisting of Class A Units and Class B Units (collectively, the “Acquired Units”).  Upon the terms and subject to the conditions set forth in this Agreement, Purchaser desires to acquire from the Seller Members all of the Acquired Units, and the Seller Members desire to sell to Purchaser all of the Acquired Units.

B.           The Company has granted unit appreciation rights (“UARs”) under the Double Down Interactive LLC Unit Appreciation Rights Plan (the “UAR Plan”), certain of which have vested or will vest pursuant to their terms as a result of the transactions contemplated by this Agreement (the “Vested UARs”).  As a result of the transactions contemplated by this Agreement, each Vested UAR will be automatically surrendered in exchange for the right to receive the UAR Consideration, and all unvested UARs will expire with no value.

C.           Certain individuals identified on the signature pages hereto will derive substantial benefits from the transactions contemplated hereby and the sale of Acquired Units by their Affiliated Seller Member.

Agreement

In consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.           Description of Transaction

1.1           Purchase and Sale of Acquired Units.  At the Closing, upon the terms and subject to the conditions set forth in this Agreement, each Seller Member, severally and not jointly, shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from each Seller Member, all of such Seller Member’s right, title and interest in and to all of the Acquired Units owned by such Seller Member, as set forth on Schedule 1.1 hereto, free and clear from all Encumbrances, in consideration for payment of the Purchase Price (as defined in Section 1.2(a)).

1.2           Purchase Price.

(a)           Purchase Price. Upon the terms and subject to the conditions set forth in this Agreement, the aggregate consideration payable by Purchaser (or an Affiliate of Purchaser) in respect of the Acquired Units and the Vested UARs (the “Purchase Price”) shall be equal to: (a) (i) $250,000,000 in cash, plus (ii) the Earn-Out Payments, if any, minus (b) the aggregate amount of all unpaid Seller Transaction Expenses as of immediately prior to the Closing, minus (c) the Closing Indebtedness Amount, plus (d) the Net Working Capital Amount (as finally determined pursuant to Section 1.6(c)), minus (e) the Targeted Net Working Capital Amount.

(b)           Escrow.  Notwithstanding anything to the contrary contained in this Agreement, at the Closing, Purchaser shall withhold from the Purchase Price and deposit into an interest bearing escrow account (the “Escrow Fund”) with Wells Fargo Bank, National Association (the “Escrow Agent”) an amount equal to $25,000,000 in cash (the “Escrow Amount”).  The Escrow Fund shall be held by the Escrow Agent and disbursed by it solely for the purposes and in accordance with the terms of this Agreement and the provisions of an escrow agreement to be entered into among Purchaser, the Sellers’ Agent and the Escrow Agent on the Closing Date, in substantially the form attached hereto as Exhibit C (the “Escrow Agreement”), and any disbursements therefrom shall not be subject to setoff, whether pursuant to Section 11.6 or otherwise pursuant to applicable law.

(c)           Holdback Amount.

(i)           Notwithstanding anything to the contrary contained in this Agreement, at the Closing, Purchaser shall withhold from the Purchase Price an amount equal to (i) $25,000,000 in cash (the “Indemnity Holdback Amount”), to secure indemnification obligations of the Sellers under Sections 7 and 11 of this Agreement, and, subject to Sections 11.6 and 12.8, to be deposited with the Escrow Agent in accordance subsection (ii) and (iii) below; and (ii) $2,000,000 in cash (the “Net Working Capital Holdback Amount” and, together with the Indemnity Holdback Amount, the “Holdback Amount”) to secure Sellers’ obligation to pay any Working Capital Shortfall pursuant to Section 1.6(d).

(ii)           On the eighteen-month anniversary of the Closing Date (or, if such date is not a Business Day, the first Business Day thereafter) (the “Holdback Release Date”), Purchaser shall deposit with the Escrow Agent an amount (if positive) equal to (i) the Indemnity Holdback Amount, minus (ii) any amounts setoff by Purchaser pursuant to this Agreement, minus (iii) any outstanding Claimed Amounts (or portions thereof) that have not been resolved in accordance with this Agreement minus (iv) the aggregate amount that Purchaser is required to withhold under applicable Legal Requirements in accordance with Section 1.8 with respect to the portion of the amount that would be deposited with the Escrow Agent on behalf of the UAR Holders without regard to this clause “(iv)”.

(iii)           Following the Holdback Release Date, Purchaser shall, within three Business Days after the final resolution in accordance with this Agreement of the final unresolved Claim Notice, (i) deposit with the Escrow Agent the then-remaining Indemnity Holdback Amount, if any, or (ii) if the Escrow Agreement has terminated, pay to Sellers and UAR Holders the remaining Indemnity Holdback Amount in the same manner as the Escrow Agreement if it were still in effect, provided that such amounts shall be reduced by the aggregate amount that Purchaser is required to withhold under applicable Legal Requirements in accordance with Section 1.8 with respect to the portion of the amount that either would be deposited with the Escrow Agent on behalf of the UAR Holders under clause “(i)” of this sentence or would be paid to the UAR Holders pursuant to clause “(ii)” of this sentence.

(d)           Sellers’ Agent Fund.  Notwithstanding anything to the contrary contained in this Agreement, at the Closing, Purchaser shall withhold from the Purchase Price and pay to the Sellers’ Agent on behalf and for the benefit of Sellers and the UAR Holders (or an escrow account designated by the Sellers’ Agent) an amount equal to $2,000,000 (the “Sellers’ Agent Amount”), to (a) make any payment required to be made by the Sellers’ Agent on behalf of the Sellers pursuant to this Agreement and (b) pay all costs and expenses incurred by or on behalf of the Sellers’ Agent, in its capacity as such, including all costs and expenses incurred in connection with any pending or threatened dispute or claim with respect to this Agreement, any agreement, document or instrument entered into pursuant to this Agreement, or the transactions contemplated hereby or thereby (the “Sellers’ Agent Fund”). The Sellers’ Agent Fund will be held or disbursed, in whole or in part, as determined by the Sellers’ Agent and, upon payment by Purchaser of the Sellers’ Agent Amount to the Sellers’ Agent (or an escrow account designated by the Sellers’ Agent), Purchaser shall have no liability or obligation with respect thereto (which shall be the sole responsibility of the Sellers’ Agent).

1.3           UAR Plan.

(a)           The Company shall cause the UAR Plan and all UARs, whether vested or unvested, to terminate as of the Closing, subject to the payment of the UAR Consideration payable pursuant to Section 1.3(b).

(b)           Subject to Sections 1.6, 1.8 and 11.6, Purchaser shall, or shall cause the Company to, pay to each UAR Holder, in respect of each Vested UAR, (A) at Closing, an amount equal to (i) the Per Unit Cash Amount, minus (ii) the Base Value of such Vested UAR, minus (ii) the Per Unit Escrow Amount, minus (iii) the Per Unit Holdback Amount, minus (iv) the Per Unit Sellers’ Agent Fund Amount, minus (v) the Employee Withholding Taxes in accordance with Section 1.8, plus (B) the cash disbursements required to be made from the Escrow Fund with respect to such Vested UARs in accordance with the Escrow Agreement, plus (C) such UAR Holder’s Pro Rata Share of any Earn-Out Payments in accordance with Section 1.7, if, as and when such payment is required to be made (the “UAR Consideration”), plus (D) any payment made to such UAR Holder pursuant to Section 1.6(d)(ii).  All UARs that are not Vested UARs shall terminate as of the Closing without any payment to the UAR Holder or any other Person.

1.4           Acquired Units.

(a)           Acquired Units.  Subject to Sections 1.6, 1.8 and 11.6, Purchaser shall pay to each Seller Member, in respect of each Acquired Unit issued and outstanding immediately prior to the Closing, (A) by wire transfer of immediately available funds to an account designated in writing by such Seller Member prior to the Closing, an amount in cash equal to (1) the Per Unit Cash Amount, minus, (2) with respect to Class B Units, the Per Class B Unit Valuation Adjustment (defined below) in respect of such Acquired Unit, minus (3) the Per Unit Escrow Amount, minus (4) the Per Unit Holdback Amount, minus (5) the Per Unit Sellers’ Agent Fund Amount, plus (B) the cash disbursements required to be made from the Escrow Fund with respect to such Acquired Units in accordance with the Escrow Agreement, plus (C) such Seller Member’s Pro Rata Share of any Earn-Out Payments in accordance with Section 1.7, if, as and when such payment is required to be made plus (D) any payment made to such Seller Member pursuant to Section 1.6(d)(ii).

(b)           Definitions.  For purposes of this Agreement:

(i)           the “Aggregate Vested UAR Base Value” means an amount equal to the sum, for all Vested UARs, of the Base Value for such Vested UARs;

(ii)           the “Base Value” means, with respect to any Vested UAR, the Base Value (as defined in the UAR Plan) attributed to such Vested UAR in accordance with the UAR Plan and the terms of such UAR;

(iii)           the “Basic Company Unit Number” shall be the aggregate number of Acquired Units outstanding immediately prior to the Closing (including any such Acquired Units that are subject to a repurchase option or risk of forfeiture under any restricted unit purchase agreement or other Contract);

(iv)           the “Closing Indebtedness Amount” means the aggregate amount of outstanding Indebtedness (if any), other than Indebtedness included in the definition of Net Working Capital Amount, of the Company as of the Closing;

(v)           the “Fully Diluted Company Unit Number” shall be the sum of (without duplication): (A) the Basic Company Unit Number; plus (B) the number of Vested UARs;

(vi)           the “Per Class B Unit Valuation Adjustment” means, with respect to each Class B Unit held by a Seller Member, the amount set forth in Schedule 1.1 attached hereto;

(vii)           the “Per Unit Cash Amount” means, with respect to each Acquired Unit outstanding immediately prior to the Closing and each Vested UAR, an amount equal to (A) (1) $250,000,000, plus (2) the Aggregate Vested UAR Base Amount, plus (3) the sum of all Class B Base Value Amounts as set forth on Schedule 1.1, minus (4) the aggregate amount of all unpaid Seller Transaction Expenses as of immediately prior to the Closing, minus (5) the Closing Indebtedness Amount, plus (6) the Estimated Net Working Capital Amount, minus (7) the Targeted Net Working Capital Amount divided by (B) the Fully Diluted Company Unit Number;

(viii)           the “Per Unit Escrow Amount” means, with respect to each Acquired Unit outstanding immediately prior to the Closing and each Vested UAR, an amount equal to (A) the Escrow Amount, divided by (B) the Fully Diluted Company Unit Number;

(ix)           the “Per Unit Holdback Amount” means, with respect to each Acquired Unit outstanding immediately prior to the Closing and each Vested UAR, an amount equal to (A) the Holdback Amount, divided by (B) the Fully Diluted Company Unit Number;

(x)           the “Per Unit Sellers’ Agent Fund Amount” means, with respect to each Acquired Unit outstanding immediately prior to the Closing and each Vested UAR, an amount equal to (A) the Sellers’ Agent Amount, divided by (B) the Fully Diluted Company Unit Number; and

(xi)           the “Targeted Net Working Capital Amount” shall be equal to $3,000,000.

1.5           Closing.  The closing of the sale and transfer of the Acquired Units from Seller Members to Purchaser and the consummation of the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Sidley Austin LLP, One South Dearborn Street, Chicago, Illinois 60603 at 12:00 p.m. (Central time) on a date agreed upon by Purchaser and the Sellers’ Agent, which shall be no later than the third Business Day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 8 and 9 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other time and/or date as Purchaser and the Sellers’ Agent may jointly designate.  The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

1.6           Post-Closing Adjustment to the Purchase Price.

(a)           Estimate of Net Working Capital Amount. The Company shall prepare and deliver to Purchaser at least three Business Days prior to the Closing Date an estimated balance sheet of the Company as of immediately prior to the Closing (the “Estimated Closing Balance Sheet”), in form and substance reasonably satisfactory to Purchaser, which shall be prepared in accordance with the Company Accounting Protocols and on a “closing of the books” basis, along with a calculation estimating the Net Working Capital Amount as of immediately prior to the Closing (such amount, the “Estimated Net Working Capital Amount”), together with documentation, reasonably satisfactory to Purchaser, in support of the calculation of the amounts set forth in the Estimated Closing Balance Sheet.

(b)           Calculation. As promptly as practicable, but in no event later than 30 days following the Closing Date, the Sellers’ Agent shall (i) prepare or cause to be prepared in accordance with the Company Accounting Protocols and on a “closing of the books” basis, an unaudited balance sheet of the Company as of immediately prior to the Closing (the “Closing Balance Sheet”), together with a statement (the “Closing Date Schedule”) setting forth in reasonable detail the Sellers’ Agent’s calculation of the Net Working Capital Amount as of immediately prior to the Closing and (ii) deliver to Purchaser the Closing Balance Sheet and the Closing Date Schedule.

(c)           Review/Disputes.

(i)           From and after the Closing, Purchaser shall provide the Sellers’ Agent and any accountants or advisors retained by the Sellers’ Agent with reasonable access, during normal business hours, to the relevant books and records of the Company reasonably relevant to the preparation of the Closing Balance Sheet and the Closing Date Schedule.  If Purchaser disputes the calculation of the Net Working Capital Amount set forth in the Closing Balance Sheet or the Closing Date Schedule, then Purchaser shall deliver a written notice (a “Working Capital Dispute Notice”) to Sellers’ Agent at any time during the 30-day period commencing upon receipt by Purchaser of the Closing Balance Sheet and the Closing Date Schedule, all as prepared by the Sellers’ Agent in accordance with the requirements of Section 1.6(b) (the “Working Capital Review Period”).  The Working Capital Dispute Notice shall set forth the basis for the dispute of any such calculation in reasonable detail.

(ii)           If Purchaser does not deliver a Working Capital Dispute Notice to the Sellers’ Agent prior to the expiration of the Working Capital Review Period, the Sellers’ Agent’s calculation of the Net Working Capital Amount set forth in the Closing Balance Sheet and the Closing Date Schedule shall be deemed final and binding on Purchaser, the Sellers and the Sellers’ Agent for all purposes of this Agreement.

(iii)           If Purchaser delivers a Working Capital Dispute Notice to the Sellers’ Agent prior to the expiration of the Working Capital Review Period, then the Sellers’ Agent and Purchaser shall use commercially reasonable efforts in good faith to reach agreement on the Net Working Capital Amount within the 15-day period commencing upon receipt by the Sellers’ Agent of the Working Capital Dispute Notice.  If the Sellers’ Agent and Purchaser are unable to reach agreement on the Net Working Capital Amount within such 15-day period, then either Purchaser or the Sellers’ Agent shall submit the unresolved objections to the Accounting Firm, and such firm shall be directed by Purchaser and the Sellers’ Agent to resolve solely the unresolved objections in accordance with the immediately following sentence. In connection with the resolution of any such dispute by the Accounting Firm: (i) each of Purchaser and the Sellers’ Agent shall have a reasonable opportunity to meet with the Accounting Firm to provide their views as to any disputed issues with respect to the calculation of any of the Net Working Capital Amount, (ii) the Accounting Firm shall determine the Net Working Capital Amount in accordance with the terms of this Agreement as promptly as reasonably practicable (and in any event, within 30 days of such referral) and upon reaching such determination shall deliver a copy of its calculations (the “Accounting Firm Working Capital Calculations”) to the Sellers’ Agent and Purchaser and (iii) the determination made by the Accounting Firm of the Net Working Capital Amount shall be final and binding on all of the parties hereto for all purposes of this Agreement, absent manifest error.  The Accounting Firm Working Capital Calculations shall reflect in detail the differences, if any, between the Net Working Capital Amount reflected therein and the Net Working Capital Amount set forth in the Closing Balance Sheet and Closing Date Schedule.  The fees and expenses of the Accounting Firm shall be borne by the party whose positions generally did not substantially prevail in such determination as determined by the Accounting Firm, or if the Accounting Firm determines that neither party could be fairly found to be the substantially prevailing party, then such fees and expenses shall be borne equally by Purchaser and the Sellers’ Agent on behalf of the Sellers.

(d)           Payment Upon Final Determination of Adjustments.

(i)           If (A) the Estimated Net Working Capital Amount exceeds (B) the Net Working Capital Amount (as finally determined in accordance with Section 1.6(c)) (such excess, the “Working Capital Shortfall”), then Purchaser shall retain and setoff from the Net Working Capital Holdback Amount (and the Indemnity Holdback Amount, if necessary) an amount equal to the Working Capital Shortfall and any remaining portion of the Net Working Capital Holdback Amount shall be paid to the Seller Members and UAR Holders in accordance with their respective Pro Rata Shares.  If the Working Capital Shortfall exceeds the Net Working Capital Holdback Amount (and the Indemnity Holdback Amount, if necessary), then each Seller shall pay, no later than two Business Days after determination of such excess amount, an amount in cash equal to each Seller’s Indemnity Pro Rata Share of such excess amount (up to an amount equal to the actual aggregate Purchase Price consideration received by such Seller) by delivery of immediately available funds to Purchaser.

(ii)           If (A) the Net Working Capital Amount (as finally determined in accordance with Section 1.6(c)) exceeds (B) the Estimated Net Working Capital Amount (such excess, the “Purchaser Underpayment”), then Purchaser shall, no later than three Business Days after such determination, (i) pay to each Seller Member an amount in cash equal to (x) the Purchaser Underpayment plus the Net Working Capital Holdback Amount, multiplied by (y) such Seller Member’s Pro Rata Share by wire transfer of immediately available funds in accordance with the wire transfer instructions provided by Sellers’ Agent, and (ii) pay to each UAR Holder an amount in cash equal to (x) the Purchaser Underpayment plus the Net Working Capital Holdback Amount, multiplied by (y) such UAR Holder’s Pro Rata Share.

(e)           Subject to 11.3(g), nothing in this Section 1.6 shall limit any rights of any Purchaser Indemnitee as set forth in Sections 7 or 11.

1.7           Earn-Out.  The Seller Members and UAR Holders shall have the right to receive as additional Purchase Price cash proceeds up to an aggregate amount of $165 million based upon Adjusted EBITDA in 2012, 2013 and 2014 in accordance with Exhibit E, and Purchaser shall pay to such Persons, additional cash proceeds, as calculated and determined in the manner set forth in Exhibit E.  Such right to receive additional Purchase Price pursuant to this Section 1.7 shall not be represented by a certificate or other instrument, shall not represent an ownership interest in Purchaser or the Company and shall not entitle the Sellers or UAR Members to any rights common to any holder of any equity security of Purchaser.

1.8           Withholding.  Purchaser shall be entitled to deduct and withhold from any consideration payable by Purchaser pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Legal Requirements relating to Taxes or under any other applicable Legal Requirement.  Purchaser shall remit such amounts to the applicable Governmental Body and provide copies of all related Tax Returns and other documents associated with such remittance to the Seller Members or UAR Holders from whom such amounts were withheld.  To the extent such amounts are so deducted or withheld and subsequently paid to the applicable Governmental Body by Purchaser, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.   Notwithstanding anything to the contrary in this Section 1.8, the parties acknowledge that payments to UAR Holders pursuant to Section 1.3 will constitute taxable compensation, subject to income and employment taxes.

(a)           Withholding with Respect to Closing UAR Payments.  The Company will determine the amounts of the appropriate tax withholdings with respect to the payments to UAR Holders at the Closing (including for these purposes payments at Closing to fund the Escrow Amount for the benefit of UAR Holders and payments to the Sellers’ Agent Fund on behalf of UAR Holders, with both such payments together with the payments to UAR Holders at the Closing collectively referred to as “Closing UAR Payments”) and will provide such information to Purchaser prior to the Closing.  Purchaser shall withhold from the payments to UAR Holders at Closing (excluding payments at Closing to fund the Escrow Amount for the benefit of UAR Holders and payments to the Sellers’ Agent Fund on behalf of UAR Holders) the amounts necessary to enable the Company to satisfy the tax withholding obligations (income, FICA (including both the OASDI and Hospital Insurance portions thereof) and FUTA) (collectively, “Employee Withholding Taxes”) associated with all the Closing UAR Payments.  Purchaser shall remit such withheld amounts to the Company or its payroll service, which will immediately pay such withheld amounts to the appropriate Governmental Body.  The Company will remit, or cause its payroll service to remit, to the appropriate Governmental Body on the Closing Date (i) the employer portion of all Hospital Insurance (Medicare) taxes under Section 3111(b) of the Code (or successor provision) (“Employer Medicare Taxes”) applicable to the Closing UAR Payments and (ii) the employer portion of all OASDI taxes under Section 3111(a) of the Code (or successor provision) (“Employer OASDI Taxes”) applicable to the Closing UAR Payments.  On the Closing Date, Purchaser shall also remit to the Company or its payroll service an amount (the “Excluded Withholding Taxes”), which amount shall not be treated as part of the Purchase Price, calculated as follows:  With respect to each UAR Holder to whom Closing UAR Payments are made, an amount equal to the tax rate for Employer OASDI Taxes for the 2012 calendar year multiplied by the lesser of (X) the Closing UAR Payments, (Y) the amount by which (i) such UAR Holder’s projected base salary for the 2012 calendar year (“2012 Projected Base Salary”) from the Company or Purchaser (or their respective successors) exceeds (ii) the base salary paid or payable to such UAR Holder by the Company for the portion of the 2012 calendar year ending on the Closing Date and (Z) the amount by which (i) the maximum amount of remuneration subject to Employer OASDI Taxes (the “OASDI Wage Cap”) for the 2012 calendar year exceeds (ii) the base salary paid or payable to such UAR Holder by the Company for the portion of the 2012 calendar year ending on the Closing Date.  Notwithstanding anything to the contrary in the preceding sentence, if, with respect to a UAR Holder, the sum of such UAR Holder’s (i) Closing UAR Payments and (ii) 2012 Projected Base Salary does not exceed the OASDI Wage Cap for the 2012 calendar year, the Purchaser shall not be required to remit any amount under the preceding sentence with respect to such UAR Holder.

(b)           Withholding with Respect to Post-Closing UAR Payments.  Any post-Closing payments to UAR Holders other than payments to be made to UAR Holders of the Escrow Amount and payments to be made to UAR Holders out of funds deposited in the Sellers’ Agent Fund (“Post-Closing UAR Payments”) shall be subject to such withholding as determined by Purchaser.  Purchaser shall withhold from Post-Closing UAR Payments, the amounts necessary to satisfy the UAR Holders’ share of tax withholding obligations (income, FICA (including both the OASDI and Hospital Insurance portions thereof) and FUTA) associated with such payments.  Sellers shall be responsible for the Employer Medicare Taxes applicable to all payments to UAR Holders that are made following the Closing Date.  Sellers shall be responsible for the Employer OASDI Taxes applicable to any Post-Closing UAR Payment to a UAR Holder in a taxable year (“Current Post-Closing UAR Payment”) to the extent of the average tax rate for Employer OASDI Taxes for such taxable year multiplied by the lesser of (i) the amount, if any, by which the OASDI Wage Cap for such taxable year exceeds the sum of such UAR Holder’s projected base salary from the Company (or its successor) for such taxable year, plus the amount of any Post-Closing UAR Payments (and Closing UAR Payments, if any) previously made to such UAR Holder  in such taxable year, or (ii) the amount of the  Current  Post-Closing UAR Payment to such UAR Holder.   The amounts of tax withholding obligations for which Sellers are responsible after giving effect to the preceding two sentences shall be deducted by Purchaser on a Pro Rata Share basis from the applicable payments to which such Employer Medicare Taxes and Employer OASDI Taxes relate and shall be paid by Purchaser to the appropriate Governmental Body promptly after the applicable Post-Closing UAR Payments are made.

2.           Representations and Warranties of the Company

Except as specifically set forth in the Disclosure Schedule prepared by the Company and delivered to Purchaser prior to the execution of this Agreement setting forth exceptions to the Company’s representations and warranties set forth in this Section 2 in accordance with Section 12.17, the Company represents and warrants to Purchaser, to and for the benefit of the Purchaser Indemnitees (with the understanding and acknowledgement that Purchaser would not have entered into this Agreement without being provided with the representations and warranties set forth herein, that Purchaser is relying on these representations and warranties and that these representations and warranties constitute an essential and determining element of this Agreement), as follows:

2.1           Organizational Matters.

(a)           Organization.  The Company has been duly formed, and is validly existing and in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing), under the laws of the jurisdiction of its formation.  The Company has full power and authority:  (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts to which it is a party or by which it is bound.

(b)           Qualification.  The Company is qualified, licensed or admitted to do business as a foreign limited liability company, and is in good standing (to the extent that the laws of the jurisdiction of its formation recognize the concept of good standing), under the laws of all jurisdictions where the property owned, leased or operated by it or the nature of its business requires such qualification, license or admission, except where the failure to so qualify, license or admit would reasonably be expected to result in a Company Material Adverse Effect.  The Company is not qualified, licensed and admitted to do business in any other jurisdiction other than the State of Washington.

(c)           Managers and Officers.  Part 2.1(c) of the Disclosure Schedule accurately sets forth:  (i) the names of the managers or members of the management committees (or similar body) of the Company; and (ii) the names and titles of the officers of the Company.

(d)           No Subsidiaries.  The Company has never had any Subsidiary or owned, beneficially or otherwise, any shares, equity interests or other securities of, or any direct or indirect equity interest in, or otherwise controlled, any Entity.  The Company has not agreed to and is not obligated to make any future investment in or capital contribution to any Entity.

(e)           Predecessors.  Except as set forth in Part 2.1(e) of the Disclosure Schedule, there are no Entities that have been merged into or that otherwise are predecessors to the Company.

(f)           Powers of Attorney.  There are no outstanding powers of attorney executed by or on behalf of the Company.

2.2           Charter Documents; Records.  The Company has made Available to Purchaser accurate and complete copies of:  (a) the certificate of formation and the limited liability company agreement (or equivalent governing documents), including all amendments thereto, of the Company (the “Charter Documents”); and (b) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of the members, the managers or management committees (or other similar body) of the Company since its date of formation, which minutes or other records contain a complete and accurate summary of all meetings of the managers or management committees (or similar body) and members, and all actions taken thereat or by written consent, since its date of formation.  All actions taken and all transactions entered into by the Company have been duly approved by all necessary action of the managers or management committees (or other similar body) and members of the Company.  There has been no violation of any of the provisions of the Charter Documents of the Company, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company’s members, managers or management committee (or other similar body).  The membership records and minute books of the Company are accurate, up-to-date and complete in all material respects, and have been maintained in accordance with prudent business practices and all applicable Legal Requirements.

2.3           Capital Structure.

(a)           Units.  The authorized Units of the Company consists of:  (i) 7,700,000 Class A Units, all of which are issued and outstanding as of the date of this Agreement, (ii) 3,400,000 Class B Units, of which 3,065,900 Units are issued and outstanding as of the date of this Agreement.  All of the outstanding Units have been duly authorized and validly issued, and none of such Units is subject to any repurchase option, forfeiture provision or restriction on transfer (other than restrictions on transfer imposed by virtue of applicable federal and state securities laws or by the Company’s Charter Documents).  The Company has never declared or paid any non-cash dividends or other non-cash distributions on any Units.  Schedule 1.1 sets forth a complete and accurate list of (i) the names and addresses of each member of record of the Company, together with the name of each Seller that is Affiliated with such member (each, an “Affiliated Seller”), (ii) the number of Class A Units and Class B Units owned of record by each such member, and (iii) the Pro Rata Share and Indemnity Pro Rata Share of each such member of record.

(b)           UAR Plan.  As of the date of this Agreement, 1,245,500 UARs are issued and outstanding, of which 795,875 UARs will be Vested UARs as of the Closing.  The Company has made Available to Purchaser accurate and complete copies of each Contract pursuant to which any UAR is outstanding.  Immediately following the Closing, no former holder of a UAR will have any rights with respect to such UAR other than the right to receive cash in respect thereof (if any) as contemplated by the UAR Plan.  Part 2.3(b) of the Disclosure Schedule sets forth a complete and accurate list of (i) the name of each UAR Holder, (ii) the number of UARs and Vested UARs held by each such UAR Holder, and the Base Values thereof, and (iii) the Pro Rata Share of each such UAR Holder.

(c)           No Other Securities.  There is no:  (i) outstanding subscription, option, call, convertible note, warrant or right (whether or not currently exercisable) to acquire any Units or interest in Units or other securities of the Company; (ii) outstanding security, instrument or obligation (including any Unit or award of restricted Units, deferred Units or similar award) that is or may become convertible into or exchangeable for any Units (or cash based on the value of such Units) or other securities of the Company; (iii) Contract under which the Company is or may become obligated to sell or otherwise issue any Units or interests in Units or other securities, including any promise or commitment to grant options, warrants or other securities of the Company to an employee of or other service provider to the Company; or (iv) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any Units or interests in Units or other securities of the Company.  As of the Closing, there will be no outstanding options, warrants or other rights to purchase or otherwise acquire Units.

(d)           Legal Issuance.  All outstanding Units, all outstanding UARs and all other securities that have ever been issued or granted by the Company have been issued and granted in compliance with:  (i) all applicable securities laws and other applicable Legal Requirements, except as set forth in Part 2.12(a) of the Disclosure Schedule; and (ii) all requirements set forth in the Company’s Charter Documents, the Company Employee Plans or any award agreements thereunder.  None of the outstanding Units were issued in violation of any preemptive rights or other rights to subscribe for or purchase securities of the Company.  There is no Company Contract relating to the equity interests or other securities of the Company that contains any information rights, registration rights, financial statement requirements or other terms that would survive the Closing unless terminated or amended prior to the Closing.

(e)           Repurchased Units.  The Company has never repurchased or redeemed any Units.

(f)           Claims by Securityholders.  No event has occurred, and no circumstance or condition exists, that has resulted in, or that will or would reasonably be expected to result in, any Liability of the Company to any current, former or alleged securityholder of the Company in such Person’s capacity (or alleged capacity) as a securityholder of the Company.

2.4           Financial Statements.

(a)           Delivery of Financial Statements.  Part 2.4(a) of the Disclosure Schedule contains the following financial statements (collectively, the “Company Financial Statements”):  (i)  the unaudited balance sheet of the Company as of December 31, 2010 and the related unaudited statements of earnings, changes in members’ deficit and cash flows for the fiscal year ended December 31, 2010, together with the notes thereto; and (ii) the unaudited balance sheet of the Company as of November 30, 2011 (the “Unaudited Interim Balance Sheet”), and the related unaudited statements of earnings, changes in members’ deficit and cash flows for the eleven months ended November 30, 2011.  The books, records and accounts of the Company accurately and fairly reflect, in reasonable detail, the transactions in and dispositions of the assets of the Company.

(b)           Fair Presentation.  The Company Financial Statements present fairly in all material respects the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods covered thereby.  Except as set forth in Part 2.4(b) of the Disclosure Schedule, the Company Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered, except that the financial statements referred to in Section 2.4(a)(ii) do not contain footnotes.

(c)           Accounts Receivable.  All of the accounts receivable of the Company arose in the ordinary course of business, are carried on the records of the Company at values determined in accordance with GAAP, and are bona fide.  There is no Encumbrance on any of such accounts receivable, and, as of the date of this Agreement, no request or agreement for deduction or discount has been made with respect to any of such accounts receivable, except as fully and adequately reflected in reserves for doubtful accounts set forth in the Company Financial Statements and as will be set forth in the Estimated Closing Balance Sheet.

(d)           Business Metrics.  The information contained in Part 2.4(d)(i) of the Disclosure Schedule is accurate and complete in all material respects, and, to the Knowledge of the Company, the information contained in Part 2.4(d)(ii) of the Disclosure Schedule is accurate and complete in all material respects; and for purposes of this Section 2.4(d), “Knowledge” is limited to clause “(a)” of such defined term in Exhibit A.

(e)           Insider Receivables.  No amount (including any Indebtedness) is owed to the Company by any Company Employee or member of the Company (“Insider Receivables”) as of the date of this Agreement.  There will be no outstanding Insider Receivables as of the Closing.

2.5           No Liabilities; Indebtedness.

(a)           Absence of Liabilities.  The Company does not have any material Liabilities of any nature, whether accrued, absolute, contingent, matured, unmatured, or otherwise (whether or not required to be reflected in financial statements prepared in accordance with GAAP, and whether due or to become due), other than:  (i) Liabilities identified as such in the “liabilities” column of the Unaudited Interim Balance Sheet; (ii) accounts payable or accrued salaries that have been incurred by the Company since the date of the Unaudited Interim Balance Sheet in the ordinary course of business and consistent with the Company’s past practices; (iii) Liabilities under the Company Contracts (other than as a result of the Company’s breach thereof); and (iv) the Liabilities identified in Part 2.5(a) of the Disclosure Schedule.

(b)           Accounts Payable; Indebtedness.  Part 2.5(b) of the Disclosure Schedule provides, in all material respects, an accurate and complete breakdown and aging of:  (i) all accounts payable of the Company as of November 30, 2011; and (ii) all notes payable of the Company and all other Indebtedness of the Company as of the date of this Agreement.

2.6           Absence of Changes.  Except as set forth in Part 2.6 of the Disclosure Schedule, since the date of the Unaudited Interim Balance Sheet:

(a)           there has not been any Company Material Adverse Effect, and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, will or would reasonably be expected to have or result in a Company Material Adverse Effect;

(b)           there has not been any material loss, damage or destruction to, or any material interruption in the use of, the Company’s material assets (whether or not covered by insurance); and

(c)           the Company has not taken any action that would have been prohibited or otherwise restricted under Section 5.2 hereof, had such action been taken during the Pre-Closing Period.

2.7           Title to Assets.

(a)           Good Title.  The Company owns, and has good and valid title to, all material assets purported to be owned by it, including:  (i) all assets reflected on the Unaudited Interim Balance Sheet (other than properties and assets, or interests in properties or assets, sold or otherwise disposed of since the date of the Unaudited Interim Balance Sheet in the ordinary course of business consistent with past practice); (ii) all of the rights of the Company under the Contracts identified in Part 2.11(a) of the Disclosure Schedule; and (iii) all other material assets reflected in the books and records of the Company as being owned by the Company.  All of said assets are owned by the Company free and clear of Encumbrances other than the Permitted Encumbrances.

(b)           PickJam LLC and, other than the Units, the Sellers do not own any assets relating to the Business.

(c)           Leased Assets.  None of the assets leased by the Company are material to the business of the Company or have an annual rental payment in excess of $100,000.

(d)           Sufficiency of Assets.  The assets of the Company collectively constitute all of the material properties, rights, interests and other tangible and intangible assets used in or necessary to enable the Company to conduct its business in the manner in which such business is currently being conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company).

2.8           Bank Accounts.  Part 2.8 of the Disclosure Schedule provides the following information with respect to each account maintained by or for the benefit of the Company at any bank or other financial institution:  (a) the name of the bank or other financial institution at which such account is maintained; (b) the account number; (c) the type of account; and (d) the names of all Persons who are authorized to sign checks or other documents with respect to such account.  Except as set forth on Part 2.8 of the Disclosure Schedule, the Company does not have any outstanding credit facility, overdraft, loan, loan Units, debenture, letter of credit, acceptance credit or other financial facility.

2.9           Equipment; Real Property.

(a)           Equipment.  All material items of equipment, fixtures and other tangible assets owned by or leased to the Company are reasonably adequate for the uses to which they are being put, are in good condition and repair (ordinary wear and tear excepted) and are adequate for the conduct of the Company’s businesses in the manner in which such businesses are currently being conducted.

(b)           No Owned Real Property.  The Company does not own, and has never owned, any real property, and does not hold any options or rights to acquire any real property and the Company is not obligated or bound by any options, obligations or rights of first refusal or contractual rights to sell, purchase or acquire any real property or interest therein.

(c)           Leased Real Property.  Part 2.9(c) of the Disclosure Schedule sets forth a correct and complete list of all Leased Real Property and all Real Property Leases.  The Company has valid leasehold interests in the Leased Real Property identified thereon, free and clear of all Encumbrances except Permitted Encumbrances.  All Real Property Leases are valid, binding and enforceable in accordance with their respective terms and in full force and effect against the Company, and, to the Knowledge of the Company, the counterparties thereto, in accordance with their respective terms.  There is not, under any of the Real Property Leases, any existing material default by the Company or, to the Knowledge of the Company, the counterparties thereto nor, to the Knowledge of the Company, do any facts or circumstances exist which with notice or lapse of time or both, would become a default under any of the Real Property Leases by the Company or the counterparties thereto.  The Company has not subleased, licensed or otherwise granted any Person the right to use or occupy the Leased Real Property or any portion thereof and the Company has not collaterally assigned or granted any other security interest in any Real Property Lease or any interest therein.

(d)           The Company has made Available to Purchaser complete and accurate copies of all Real Property Leases.

2.10           Intellectual Property.

(a)           Registered IP.  Part 2.10(a) of the Disclosure Schedule accurately identifies each item of Registered IP in which the Company has or purports to have an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise) including (to the extent that any of the following are Registered IP):

(i)           all Patents (A) owned or filed by, or on behalf of, the Company or (B) used in the business or operations of the Company to which the Company has exclusive rights in any field or territory, including, with respect to both (A) and (B), the country of filing, owner, filing number, date of issue or filing, expiration date and title;

(ii)           all registered trademarks and applications for registration of trademarks owned or filed by, or on behalf of, or used by the Company, including country of filing, description of goods or services, registration or application number and date of issue;

(iii)           all registered copyrights and applications for registration of copyrights owned or filed by, or on behalf of, or used by the Company, including country of filing, owner, filing number, date of issue and expiration date; and

(iv)           all registered internet domain names owned by or used by the Company.

Part 2.10(a) of the Disclosure Schedule also identifies any other Person that has or purports to have an ownership interest in any item of Registered IP identified therein, the specific item of Registered IP in which such Person owns or purports to have an ownership interest and the nature of such ownership interest.  The Company has made Available to Purchaser complete and accurate copies of all applications, correspondence with any Governmental Body and other material documents related to each item of Registered IP identified in Part 2.10(a) of the Disclosure Schedule.

(b)           Unregistered IP.  Part 2.10(b) of the Disclosure Schedule accurately identifies each item of unregistered Intellectual Property material to the Company’s business as currently conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company) in which the Company has an ownership interest of any nature (whether exclusively, jointly with another Person or otherwise), including all unregistered or common law copyrights, trademarks, service marks, trade names, slogans, trade dress, invention disclosures, and draft patent applications.

(c)           Inbound Licenses.  Part 2.10(c) of the Disclosure Schedule accurately identifies:  (i) each Contract pursuant to which any Intellectual Property or Intellectual Property Right is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company pursuant to a standard form of Company IP Contract made Available to Purchaser prior to the date hereof; (ii) each other Contract pursuant to which any Intellectual Property or Intellectual Property Right material to the Company’s business is or has been licensed, sold, assigned or otherwise conveyed or provided to the Company (other than, in each instance in respect of clause (i) and clause (ii) of this Section 2.10(c):  (A) agreements between the Company, on the one hand, and any employee of the Company, on the other hand, in the Company’s standard form thereof as made Available to Purchaser prior to the date hereof; (B) non-exclusive licenses to “off-the-shelf” third party Computer Software that is generally available to be licensed on standard commercial terms, is not distributed by the Company, is not incorporated into any Company Product and is not otherwise material to the Company’s business; (C) non-exclusive licenses to use any hosted or other services provided by any other Person that are generally available for use on standard commercial terms and are not otherwise material to the Company’s business; and (D) non-exclusive licenses to Open Source Code, to the extent identified on Part 2.10(n)(i) of the Disclosure Schedule); and (iii) whether the licenses or rights granted to the Company in each such Contract are exclusive or non-exclusive.

(d)           Outbound Licenses.  Part 2.10(d) of the Disclosure Schedule accurately identifies each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable and including a right to receive a license) or interest in, any Company IP (excluding any standard form licensing agreements between the Company, on the one hand, and end users of any Company Products, on the other hand, in the Company’s standard from thereof as made Available to Purchaser prior to the date hereof and under which such end users have been given a non-exclusive license to access or use any Company Products).  Except as disclosed in Part 2.10(d) of the Disclosure Schedule, the Company is not bound by, and no Company IP is subject to, any Contract containing any covenant or other provision that in any way limits or  restricts the ability of the Company to use, exploit, assert or enforce any Company IP anywhere in the world.

(e)           Royalty Obligations.  Part 2.10(e) of the Disclosure Schedule contains a complete and accurate list and summary of all royalties, fees, commissions and other amounts payable by the Company after the date hereof to any other Person upon or for the use of any Company IP (i) pursuant to any written Contract, and (ii) to the Knowledge of Company, pursuant to any other form of Contract.

(f)           Standard Form Company IP Contracts.  The Company has made Available to Purchaser a complete and accurate copy of each standard form of Company IP Contract used by the Company, including, if such Company IP Contracts exist, each standard form of:  (i) end user license agreement, subscription agreement, or terms of use or service (each a “EULA”); (ii) development agreement; (iii) employee, consulting or independent contractor agreement containing any assignment or license of Intellectual Property or Intellectual Property Rights or any confidentiality provision (each, an “IP Assignment Agreement”); (iv) confidentiality or nondisclosure agreement; and (v) services agreement, marketing or advertising agreement, including any agreement with an advertising publisher, reseller, advertising service provider, brand, or business owner.  Part 2.10(f) of the Disclosure Schedule accurately identifies each Company IP Contract based on a standard form made Available in relation to this Section 2.10(f) that deviates in any material respect from the corresponding standard form agreement delivered to Purchaser, including any agreement with an employee, consultant or independent contractor in which the employee, consultant or independent contractor expressly or by omission reserved or retained any Intellectual Property Rights related to the Company’s business, research or development and including any advertising agreement that grants any exclusivity or preferred placement, restricts placement of advertising from other parties, deviates from the Company’s standard revenue share terms, or deviates from the Company’s standard data, ownership, privacy or security terms.   Each Person who is or was a Company Employee or consultant of the Company has signed an IP Assignment Agreement, substantially similar in all material respects to the form delivered to Purchaser prior to the date hereof, prior to or substantially concurrent with the commencement of his, her or its employment, consulting or contractor relationship with the Company.

(g)           Ownership.  The Company is the sole and exclusive owner of all right, title and interest to and in the Company IP (other than Intellectual Property licensed to the Company, as identified in Part 2.10(c) of the Disclosure Schedule), free and clear of any Encumbrances (other than nonexclusive licenses granted pursuant to the Contracts listed in Part 2.10(d) of the Disclosure Schedule).  Without limiting the generality of the foregoing:

(i)           all documents and instruments that are necessary to establish, perfect and maintain the rights of the Company in any Registered IP included in the Company IP and that Company has a right to execute have been validly executed, delivered and filed in a timely manner with the appropriate Governmental Body.

(ii)           each Company Employee who is or was involved in the creation or development of any Intellectual Property for or on behalf of the Company has signed a valid and enforceable agreement containing (A) an irrevocable assignment of such Intellectual Property and all Intellectual Property Rights therein to the Company and (B) confidentiality provisions protecting the Company IP, no such Company Employee has any obligation to any university or other Person with respect to such Company IP;

(iii)           Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all Trade Secrets and other proprietary information pertaining to the Company, the Company IP or the business of the Company that the Company considers to be confidential and protectable as a Trade Secret;

(iv)           the Company owns or otherwise has, and after the Closing Purchaser will continue to have, all Intellectual Property Rights needed to conduct the business of the Company as currently conducted or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company); and

(v)           no Company Employee is subject to any Contract with any other Person which requires such Company Employee to assign any interest in inventions or other Intellectual Property or keep confidential any Trade Secrets, proprietary data, customer lists or other business or technical information.

(h)           Valid and Enforceable.  All Company IP is valid, subsisting and enforceable.  Without limiting the generality of the foregoing:

(i)           no trademark or trade name owned, used or applied for by the Company is confusingly similar to any trademark or trade name owned, used or applied for by any other Person, and the Company has taken reasonable steps to police the unauthorized use of any trademark that is Company IP;

(ii)           Part 2.10(h)(ii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must be taken or made on or before the date that is 120 days after the date of this Agreement in order to maintain such item of Company IP in full force and effect;

(iii)           no interference, opposition, reissue, reexamination or other Legal Proceeding is or has been pending or, to the Knowledge of the Company, threatened, in which the scope, validity or enforceability of any Company IP is being, has been, or would reasonably be expected to be contested or challenged, and, to the Knowledge of the Company, there is no basis for a claim that any Company IP is invalid or unenforceable;

(iv)           all necessary registration, maintenance and renewal fees in respect of the Company IP that is Registered IP have been paid and all necessary documents and certificates have been filed with the relevant Governmental Body for the purpose of maintaining the Company IP; and

(v)           no act has been done or omitted to be done by the Company or any Company Representative which has, had or would reasonably be expected to have, the effect of impairing or dedicating to the public, or entitling any Person to cancel, forfeit, modify or consider abandoned, any Company IP or give any Person any rights with respect thereto.

(i)           No Third Party Infringement of Company IP.  Except as disclosed in Part 2.10(i) of the Disclosure Schedule, to the Knowledge of the Company, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating or otherwise violating, any Company IP.  Part 2.10(i) of the Disclosure Schedule accurately (i) identifies (and the Company has made Available to Purchaser a complete and accurate copy of) each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered by or to the Company or Company Employee or other Representative regarding any actual, alleged or suspected infringement, misappropriation or violation of any Company IP and (ii) provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(j)           Effects of This Transaction.  Neither the execution, delivery or performance of this Agreement or any other agreements referred to in this Agreement nor the consummation of any of the transactions contemplated by this Agreement or any such other agreement entered into in connection herewith or therewith will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare:  (i) a loss of, or Encumbrance on, any Company IP; (ii) a breach of or default under any Company IP Contract; (iii) the release, disclosure or delivery of any Company IP by or to any escrow agent or other Person; (iv) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the Company IP; or (v) by the express terms of any the Company Contract, a reduction of any royalties, revenue sharing, or other payments the Company would otherwise be entitled to with respect to any Company IP.

(k)           No Infringement of Third Party IP Rights.  The Company has never infringed (directly, contributorily, by inducement or otherwise), misappropriated or otherwise violated or made unlawful use of any Intellectual Property Right of any other Person.  No Proprietary Company Software (and, to the Knowledge of the Company, no other Company Software) and no Company Product infringes, violates or makes unlawful use of any Intellectual Property Right of, or contains any Intellectual Property misappropriated from, any other Person.  Without limiting the generality of the foregoing:

(i)           no infringement, misappropriation or similar claim or Legal Proceeding is pending or, to the Knowledge of the Company, threatened against the Company (or, to the Knowledge of Company, against any other Person who is or may be entitled to be indemnified, defended, held harmless or reimbursed by the Company with respect to any such claim or Legal Proceeding), and the Company has never received any notice or other communication requesting, claiming, or demanding any of the foregoing with respect to any such claim or Legal Proceeding;

(ii)           except as disclosed in Part 2.10(k)(ii) of the Disclosure Schedule, the Company has never received any notice or other communication relating to any actual, alleged or suspected infringement, misappropriation or violation by the Company, any Company Employee or other Representative of the Company of any Intellectual Property Right of another Person (including, other than any such notice or other communication that a reasonable Person would consider under the circumstances to be a general marketing or promotional solicitation, any notice or other communication suggesting that Company, or offering Company the opportunity to, obtain a license under any Intellectual Property Right of another Person);

(iii)           the Company has complied with all of the license terms of each Contract disclosed or required to be disclosed in Part 2.10(c) of the Disclosure Schedule, including in respect of each item of third party Computer Software, and the terms in each such Contract are sufficient for the Company to conduct its business as currently conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company), without violation of any terms of such Contract; and

(iv)           the Company is not bound by any Contract to indemnify, defend, hold harmless or reimburse any other Person with respect to, and otherwise has not assumed or agreed to discharge or otherwise take responsibility for, any existing or potential intellectual property infringement, misappropriation or similar claim (other than the express written indemnification provisions in the Company IP Contracts).

(l)           No Harmful Code.  None of the Proprietary Company Software (and, to the Knowledge of the Company, none of the other Company Software) contains any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” or “worm” (as such terms are commonly understood in the software industry) or any other code designed or intended to have, any of the following functions:  (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) damaging or destroying any data or file without the user’s consent.

(m)           Source Code.  Part 2.10(m) of the Disclosure Schedule describes and accurately identifies the source code for each component of Company Software.  No source code for any Proprietary Company Software (and, to the Knowledge of the Company, no source code for any other Company Software) has been lost, damaged, stolen or destroyed.  No source code for any Proprietary Company Software has been developed or written by any Person who was not, as of the date of the development or writing of such source code, a Seller Employee.  No source code for any Proprietary Company Software has been delivered, licensed or made Available to any escrow agent or other Person who is not, as of the date of this Agreement, a Company Employee.  The Company does not have any duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any Proprietary Company Software to any escrow agent or other Person.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to result in the delivery, license or disclosure of the source code for any Proprietary Company Software to any other Person.

(n)           Use of Open Source Code.

(i)           Part 2.10(n)(i) of the Disclosure Schedule accurately identifies and describes:  (A) each item of Open Source Code that is contained in, distributed with or used in the development of the Proprietary Company Software or from which any part of any Proprietary Company Software is derived; (B) the applicable license terms for each such item of Open Source Code; and (C) the Proprietary Company Software to which each such item of Open Source Code relates.

(ii)           the Company has complied with all of the license terms of each item of Open Source Code disclosed or required to be disclosed in Part 2.10(n)(i) of the Disclosure Schedule.

(iii)           the Company’s use, making available over a network, marketing, distribution, licensing, and sale of any Company Product does not violate any license terms applicable to any item of Open Source Code disclosed or required to be disclosed in Part 2.10(n)(i) of the Disclosure Schedule, and the license terms in each item of Open Source Code disclosed, or required to be disclosed, in Part 2.10(n)(i) of the Disclosure Schedule are sufficient for the Company to conduct its business as currently conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company) without violation of any license terms pertaining to such Open Source Code or infringement of third-party Intellectual Property Rights.

(iv)           No Proprietary Company Software contains, is derived from, is distributed with or is being or was developed using Open Source Code in a manner that under the terms of the license for such Open Source Code:  (A) imposes or could impose a requirement or condition that the Company grant a license under its Patent rights to its licensees; (B) imposes a requirement that any Proprietary Company Software or part thereof:  (1) be disclosed or distributed in source code form; (2) be licensed for the purpose of making modifications or derivative works; or (3) be redistributable at no charge; or (C) otherwise imposes or could impose any other material limitation, restriction, or condition on the right or ability of the Company to use or distribute any Proprietary Company Software; provided, that the inclusion of copyright notices shall not be considered such a limitation, restriction or condition.

(o)           Privacy Policies.  Part 2.10(o) of the Disclosure Schedule contains each Company Privacy Policy in effect at any time and identifies, with respect to each Company Privacy Policy:  (i) the period of time during which such privacy policy was or has been in effect; (ii) whether the terms of a later Company Privacy Policy apply to the data or information collected under such privacy policy; and (iii) if applicable, the mechanism (such as opt-in, opt-out or notice only) used to apply a later Company Privacy Policy to data or information previously collected under such privacy policy.  Each Company Privacy Policy states that User Data may be transferred in a merger, acquisition, reorganization or sale of assets.  The Company does not collect personal information by any Company Web Site or any Company Software other than as stated in the privacy policies set forth in Part 2.10(o) of the Disclosure Schedule.  The Company requires each user of any Company Web Site and Company Software to agree and consent to the applicable Company Privacy Policy.  The Company and the Company Software has complied at all times with all of the Company Privacy Policies, Company Contracts, and with all applicable Legal Requirements pertaining to privacy, User Data, Personal Data, data security, and spyware.  Without limiting the foregoing, the Company has acquired, obtained, collected, and used all User Data pursuant to, and in accordance with the terms of, valid and enforceable Company Privacy Policies and applicable Legal Requirements.

(p)           Personal Data.  Part 2.10(p) of the Disclosure Schedule identifies and describes each distinct electronic or other database containing (in whole or in part) Personal Data maintained by or for the Company at any time (the “Company Databases”), the types of Personal Data in each such database, the means by which the Personal Data was collected, and the security policies that have been adopted and maintained with respect to each such database.  No breach or violation of any such security policy has occurred or, to the Knowledge of the Company, is threatened, and there has been no unauthorized or illegal use of or access to any of the data or information in any of the Company Databases.  Neither the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement, nor the consummation of any of the transactions contemplated by this Agreement or any such other agreements, nor the Company’s provision to Purchaser, or Purchaser’s possession or use of, User Data or any other data or information in the Company Databases, in the same manner as used by the Company at Closing, will result in any violation of any Company Privacy Policy, Company Contract, or any Legal Requirement pertaining to privacy, User Data, Personal Data, data security, or spyware.

(q)           Information Technology.  All Company IT Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with generally accepted standards in the industry, to ensure proper operation, monitoring and use.  The Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct the business of the Company as currently conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company).  The Company has not experienced within the past three years any material disruption to, or material interruption in, the conduct of business, including any event, disruption or defect that resulted in the provision of service level credits or the like to any counterparty under a Company Contract, that is attributable to a defect, bug, breakdown or other failure or deficiency of the Company IT Systems.  Except as disclosed in Part 2.10(q) of the Disclosure Schedule, the Company has taken commercially reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of the business of the Company (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of the business of the Company.  The Company is not in breach of the express terms of any Contract related to any Company IT System.  To the Knowledge of the Company, no event has occurred that, with the passage of time or the giving of notice, or both, would constitute a breach of the express terms of any Company Contract related to any Company IT System.

(r)           Ownership and Use of Data.  The Company has all necessary and required rights to use, reproduce, modify, create derivative works of, license, sublicense, distribute and otherwise exploit the data contained in the Company Data in connection with the operation of the business of the Company as currently conducted by the Company.

(s)           Information Security.  The Company has established and is in compliance with a written information security program that:  (i) includes administrative, technical and physical safeguards designed to safeguard the security, confidentiality, and integrity of transactions and Company Data; and (ii) is designed to protect against unauthorized access to the Company IT Systems or Company Data and the systems of any third party service providers that have access to Company Data or Company IT Systems.  The Company has not suffered a security breach with respect to any of the Company Data in the last five years.  No breach or violation of any security program described above has occurred or, to the Knowledge of the Company, is threatened, and there has been no unauthorized or illegal use of or access to any Company Data.  The Company has not notified, or been required to notify, any Person of any information security breach involving Personal Data.

(t)           Material Defects.  None of the Proprietary Company Software (and, to the Knowledge of the Company, none of the other Company Software): (i) contains any bug, defect, or error that materially adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software; (ii) fails to comply with any applicable warranty or other contractual commitment relating to the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software or (iii) materially fails to comply with any applicable end user documentation.  Company has delivered to Purchaser a complete and accurate list of all known bugs, defects, and errors in each version of the Company Software, solely to the extent that any such bug, defect, or error materially adversely affects the use, functionality, or performance of such Company Software or any product or system containing or used in conjunction with such Company Software.

(u)           Disaster Recovery.  The Company owns or directly controls, operates and maintains live back up/disaster recovery facilities adequate for the business of the Company as conducted by the Company at the time of Closing.  Disaster recovery plans sufficient to secure the continued operation of the business of the Company in the event of a disaster have been implemented.  Such plans include all necessary and appropriate Contracts in relation to the provisions of alternative site(s), and all necessary communications, hardware, software and networking facilities for the Company Software.

2.11           Contracts.

(a)           List of Contracts.  Part 2.11(a) of the Disclosure Schedule accurately identifies:

(i)           each Company Contract for the employment or retention of any individual on a full-time, part-time, consulting or other basis providing for annual compensation or fees in excess of $50,000;

(ii)           each Company Contract between the Company and any Company Employee pursuant to which:  (A) benefits would vest, amounts would become payable or the terms of which would otherwise be altered by virtue of the consummation of the transactions contemplated by this Agreement (whether alone or upon the occurrence of any additional or subsequent events); (B) the Company is or may become obligated to make any severance, termination, termination indemnity or redundancy, retention, gross-up or similar payment to any Company Employee; and (C) the Company is or may become obligated to make any bonus, incentive compensation or similar payment (other than in respect of salary) to any Company Employee;

(iii)           each Company Contract which provides for indemnification by the Company of any officer, director, employee or agent;

(iv)           each Company Contract relating to the voting and any other rights or obligations of a member of the Company;

(v)           each Company Contract (including each Company IP Contract) relating to the acquisition, transfer, development or sharing of any technology or Intellectual Property (including any joint development agreement, technical collaboration agreement or similar agreement entered into by the Company);

(vi)           each Company Contract creating or relating to any partnership, joint venture, strategic alliance or any sharing of revenues, profits, losses, costs or liabilities or similar arrangement, including any Company Contract for the Company to provide services in respect of such Intellectual Property or Intellectual Property Right;

(vii)           each Company Contract relating to the hosting of any website of the Company;

(viii)           each Company Contract imposing any restriction on the Company:  (A) to compete with any other Person; (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to or perform any services for any other Person or to transact business or deal in any other manner with any other Person; (C) to develop or distribute any technology; (D) to use any Intellectual Property; or (E) to manufacture any products;

(ix)           each Company Contract:  (A) granting exclusive rights to license, market, sell or deliver any of the Company Products or of users of any marketplace, Computer Software, web site, or service of the Company; or (B) otherwise contemplating an exclusive relationship between the Company and any other Person, including with respect to advertising;

(x)           each Company Contract regarding the acquisition, issuance or transfer of any securities and each Company Contract affecting or dealing with any equity interests or other securities of the Company, including any restricted share agreements or escrow agreements;

(xi)           each Company Contract for the sale (or prior acquisition) of any of the assets of the Company, other than in the ordinary course of business, or for the grant to any Person of any preferential rights to purchase any of the assets of the Company;

(xii)           each Company Contract involving any loan, guaranty, pledge, performance or completion bond or indemnity or surety arrangement or otherwise relating to the incurrence, assumption or guarantee of any Indebtedness by the Company or imposing an Encumbrance on any of the assets of the Company;

(xiii)           each Company Contract relating to the purchase or sale of any asset by or to, or the performance of any services by or for, any Related Party (other than offer letters and option agreements entered into in the ordinary course of business);

(xiv)           any Company Contract that contemplates or involves:  (A) the payment or delivery of cash or other consideration by the Company in an amount or having a value in excess of $50,000 individually, or $200,000 in the aggregate when taken together with all other Company Contracts involving such Person or such Person’s Affiliates; or (B) the performance of services by the Company having a value in excess of $50,000 individually, or $200,000 in the aggregate when taken together with all other Company Contracts involving such Person or such Person’s Affiliates; and

(xv)           any other Company Contract that was entered into outside the ordinary course of business of the Company or that is otherwise material to the Company.

(all Contracts identified, or required to be identified, in Part 2.11(a) of the Disclosure Schedule, and all Contracts identified, or required to be identified, in Parts 2.9(c), 2.10(c), 2.10(d) and 2.10(f) of the Disclosure Schedule are referred to in this Agreement as “Material Contracts.”)

(b)           Delivery of Contracts.  The Company has made Available to Purchaser accurate and complete copies of all written Material Contracts identified in Part 2.11(a) of the Disclosure Schedule, including all amendments thereto.  All Material Contracts are entirely in written form.  Each Material Contract identified in Part 2.11(a) of the Disclosure Schedule is valid and in full force and effect, and is enforceable by the Company in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(c)           No Breach.  The Company has not materially violated or materially breached, or committed any material default under, any Material Contract, which remains uncured, and, to the Knowledge of the Company, no other Person has violated or breached, or committed any default under, any Material Contract which remains uncured.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to:  (A) result in a material violation or material breach by the Company of any of the provisions of any Material Contract; (B) give any Person the right to declare a material default by the Company or exercise any remedy under any Material Contract against the Company; (C) give any Person the right to accelerate the maturity or performance of any Material Contract adverse to the Company; or (D) give any Person the right to cancel, terminate or modify any Material Contract.  The Company has never received any written notice or other written communication regarding any actual or possible material violation or material breach of, or material default under, any Material Contract.  The Company has not waived any of its material rights under any Material Contract.

2.12           Compliance with Legal Requirements.

(a)           Compliance.  Except as set forth in Part 2.12(a) of the Disclosure Schedule, the Company is, and has at all times been, in compliance in all material respects with each Legal Requirement that is applicable to it or to the conduct of its business or the ownership of its assets.  No event has occurred, and no condition or circumstance exists, that will (with or without notice or lapse of time) constitute or result in a material violation by the Company of, or a failure on the part of the Company to materially comply with, any Legal Requirement in effect as of the date of this Agreement.  The Company has never received any written notice or other written communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement.

(b)           Platform Compliance.  The Company and each Company Product is in compliance in all material respects with the terms of service, terms of use, or similar arrangements with respect to Facebook, iTunes or any other social network, or online or mobile distribution platform on which the Company Products are or have been used.

(c)           Foreign Corrupt Practices and Anti-Bribery.  Neither the Company nor any Representative of the Company, has: (i) used any funds for unlawful contributions, loans, donations, gifts, entertainment or other unlawful expenses relating to political activity; (ii) made or agreed to make any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (iii) taken any action that would constitute a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, 15 U.S.C. §§ 78dd 1 et seq. or its equivalent in any jurisdiction where the Company conducts business, if the Company were subject thereto; or (iv) made or agreed to make any other unlawful payment.

2.13           Governmental Authorizations; No Subsidies.

(a)           Governmental Authorizations.  Part 2.13(a) of the Disclosure Schedule identifies each Governmental Authorization held by the Company, and the Company has made Available to Purchaser accurate and complete copies of all Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule.  The Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule are valid and in full force and effect, and collectively constitute all Governmental Authorizations necessary to enable the Company to conduct its business in the manner in which its business is currently being conducted and to offer all of its current products and services.  The Company is, and has at all times been, in material compliance with the terms and requirements of the Governmental Authorizations identified in Part 2.13(a) of the Disclosure Schedule.  The Company has never received any written notice or other written communication from any Governmental Body regarding:  (i) any actual or possible material violation of or material failure to comply with any term or requirement of any Governmental Authorization; or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Governmental Authorization.  None of the Company IP or any of the products or services of the Company is subject to import or export licensing requirements.

(b)           No Subsidies.  The Company does not possess (and has never possessed) or have any rights or interests with respect to (or has ever had any rights or interests with respect to) any grants, incentives or subsidies from any Governmental Body.

2.14           Tax Matters. Except as otherwise provided in Part 2.14 of the Disclosure Schedule:

(a)           Tax Returns and Payments.  All material Taxes (whether or not shown on any Tax Return) owed by the Company have been timely paid.  The Company has filed all material Tax Returns required to be filed by it.  All Tax Returns filed by the Company are complete and accurate in all material respects and disclose all material Taxes required to be paid by or with respect to the Company for the periods covered thereby.  The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.  All monies required to be withheld, or collected for payment, by the Company (including from employees of the Company for Income Taxes and social security and other payroll Taxes) have been withheld or collected, and either paid to the respective taxing authorities or other Governmental Bodies, set aside in accounts for such purpose, or accrued, reserved against and entered upon the books of the Company.  No claim has ever been made by a Governmental Body in a jurisdiction where the Company has never paid Taxes or filed Tax Returns asserting that the Company is or may be subject to Taxes assessed by such jurisdiction.

(b)           Audits.  None of the Company’s Tax Returns relating to Taxes for which the Company may be liable have been examined by the appropriate taxing authority.  The Company has not waived or been requested to waive any statute of limitations in respect of Taxes which waiver is currently in effect.  There is, and there has been, no action, suit, investigation, audit, claim or assessment proposed or threatened with respect to Taxes of the Company and to the Knowledge of the Company, no basis exists therefor.  All deficiencies asserted or assessments made as a result of any examination of the Company’s Tax Returns relating to Taxes for which the Company may be liable have been paid in full.

(c)           Tax Rulings, Etc.  There are no Tax rulings, requests for rulings, or closing agreements relating to the Company which could affect the Company’s liability for Taxes, or Purchaser’s liability for Taxes with respect to the Business and the assets now owned by the Company, for any taxable period ending after the Closing Date.  There are no liens for Taxes upon the assets of the Company except liens relating to current Taxes not yet due.  Any powers of attorney granted by the Company prior to the Closing relating to Taxes (other than Income Taxes relating to periods ending on or prior to the Closing Date) will terminate and be of no effect following the Closing.

(d)           Successor Liability, Etc.  The Company does not have any liability for Taxes of another Person as transferee, as successor, by contract or otherwise.  The Company has not entered into any Tax sharing agreement or Tax indemnity arrangement.  The Company has not been a member of an affiliated group or any other group filing Tax Returns, and has not been required to file any Tax Returns on a combined, consolidated or unitary basis.  The Company has not participated in a transaction that is described as a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1).  None of the assets of the Company is properly treated as owned by any Person other than the Company for Income Tax purposes.  None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(e)           FIRPTA. No transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”).

(f)           Tax Classification.  The Company is (and since its formation has been) properly classified as a partnership for federal and applicable state and local Income Tax purposes and is not (and since its formation has not been) a “publicly traded partnership” under Section 7704 of the Code, and has not otherwise been taxable as a corporation for federal and applicable state or local Income Tax purposes.

2.15           Employment Matters; Benefit Plans.

(a)           Employee List.  Part 2.15(a) of the Disclosure Schedule contains a list of all current Company Employees as of the date of this Agreement, and correctly reflects:  (i) their dates of employment; (ii) their job titles and positions; (iii) their rate of pay or annual salaries; (iv) any other compensation payable to them (including housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (v) their visa status; and (vi) each Company Employee Plan in which they participate or are eligible to participate.  The Company is not, and has never been, bound by or a party to, or had a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization representing any Company Employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any current Company Employees.  The Company has never engaged in any unfair labor practice as defined in the National Labor Relations Act.  There are no unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company before the U.S. National Labor Relations Board or any similar body in the United States or any other country in which Company Employees perform services.  The Company has not had any strike, slowdown, work stoppage, lockout, job action, labor dispute or union organizing activity or threat thereof, or question concerning representation, by or with respect to any of the Company Employees.

(b)           Leave of Absence.  There is no current Company Employee who is not fully available to perform work because of disability or other leave.

(c)           At Will Employment.  The employment of each of the current Company Employees is terminable by the Company at will.  The Company has made Available to Purchaser accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials relating to the employment of the Company Employees.

(d)           Employee Departures/Restrictions.  To the Knowledge of the Company, no employee of the Company at the level of Vice President or above:  (i) intends to terminate his employment with the Company; (ii) has received an offer to join a business that may be competitive with the Company’s business; or (iii) is a party to or is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that may have an adverse effect on:  (A) the performance by such employee of any of his duties or responsibilities as an employee of the Company; or (B) the Company’s business or operations.  Part 2.15(d) of the Disclosure Schedule contains an accurate and complete list of each Company Contract (and each Company Employee who has executed any Company Contract) containing provisions restricting any Company Employee from competing with the Company, soliciting or hiring employees of the Company, interfering with customers of the Company and similar provisions.  All Company Contracts listed (or required to be listed) in Part 2.15(d) of the Disclosure Schedule are valid and enforceable in accordance with their respective terms, subject to any judicial reasonableness interpretation in the case of noncompetes and similar restrictions.

(e)           Employee Plans and Agreements.  Part 2.15(e) of the Disclosure Schedule contains an accurate and complete list of each Company Employee Plan.  The Company does not intend and has not committed to establish or enter into any new Company Employee Plan, or to modify any Company Employee Plan (except to conform any such Company Employee Plan to the requirements of any applicable Legal Requirements, in each case as previously disclosed to Purchaser in writing or as required by this Agreement).

(f)           Delivery of Documents.  As applicable with respect to each Company Employee Plan, the Company has made Available to Purchaser:  (i) correct and complete copies of all documents setting forth the terms of each Company Employee Plan, including all amendments thereto and all related trust documents; (ii) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan; (iii) all written Contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts; (iv) the annual reports (Form 5500 series) for all complete plan years; (v) the most recent letter of determination from the IRS relating to the tax-qualified status of the Plan; (vi) all written materials provided to any Company Employee relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to the Company; (vii) all correspondence to or from any Governmental Body relating to any Company Employee Plan; and (viii) all insurance policies in the possession of the Company pertaining to fiduciary liability insurance covering the fiduciaries for each Company Employee Plan.

(g)           No Foreign Plans.  The Company has not established or maintained:  (i) any plan, program, policy, practice, Contract or other arrangement mandated by a Governmental Body other than the United States; (ii) any Company Employee Plan that is subject to any of the Legal Requirements of any jurisdiction outside of the United States; or (iii) any Company Employee Plan that covers or has covered Company Employees whose services are or have been performed primarily outside of the United States.

(h)           Absence of Certain Retiree Liabilities.  No Company Employee Plan provides, or reflects or represents any liability of the Company to provide, retiree or post-termination life insurance, health benefits or other employee welfare benefits to any Person for any reason, except as may be required by applicable Legal Requirements.  The Company has never represented, promised or contracted (whether in oral or written form) to any Company Employee (either individually or to Company Employees as a group) or any other Person that such Company Employee(s) or other person would be provided with retiree or post-termination life insurance, health benefit or other employee welfare benefits, except to the extent required by applicable Legal Requirements.

(i)           No Defaults.  The Company has performed all obligations required to be performed by it under each Company Employee Plan and is not in default or violation of, and the Company does not have Knowledge of any default or violation by any other party to, the terms of any Company Employee Plan.  Each of the Company Employee Plans has been operated and administered in all material respects in accordance with applicable Legal Requirements, including the applicable tax qualification requirements under the Code.  There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of the Company, threatened, by any Person with respect to any Company Employee Plan.

(j)           No Conflict.  Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated by this Agreement, will or may (either alone or upon the occurrence of any additional or subsequent events):  (i) constitute an event under any Company Employee Plan, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits (through a grantor trust or otherwise) with respect to any Company Employee; or (ii) create or otherwise result in any Liability with respect to any Company Employee Plan.  Without limiting the generality of the foregoing, no amount paid or payable by the Company in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code (or any corresponding provisions of state, local or foreign Legal Requirements).

(k)           Compliance.  The Company:  (i) is in compliance in all material respects with all applicable Legal Requirements, Contracts and Orders respecting employment, employment practices, terms and conditions of employment, wages, hours or other labor-related matters, including Legal Requirements and Orders relating to discrimination, wages and hours, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration, wrongful discharge or violation of the personal rights of Company Employees (or prospective employees or other service providers), including the Workers’ Adjustment and Retraining Notification Act (and any similar foreign, provincial, state or local statute or regulation); (ii) has withheld and reported all amounts required by any Legal Requirement or Contract to be withheld and reported with respect to wages, salaries and other payments to any Company Employee; (iii) has no Liability for any arrears of wages or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) has no Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for any Company Employee (other than routine payments to be made in the normal course of business and consistent with past practice).

(l)           Section 409A of the Code; Code Compliance.  With respect to each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (A) the written terms of such Company Employee Plan have at all times been in compliance with, and (B) such Company Employee Plan has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and all applicable guidance thereunder.  The Company does not have any obligation to provide any gross-up payment to any individual with respect to any Income Tax, additional tax or interest charge imposed pursuant to Section 409A of the Code.  Each Company Employee Plan intended to be "qualified" within the meaning of Section 401(a) of the Code has received (or has applied for and anticipates receiving) a favorable IRS determination letter (or for a proto-type or volume submitter plan, an opinion letter) with respect to such qualification and the Tax-exempt status of its related trust, and no circumstances exist which would reasonably be expected to result in liability to the Company in respect of such qualified status.  No Company Employee Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(m)           Title IV of ERISA.  Neither the Company nor any ERISA Affiliate of the Company has ever maintained, been a participating employer, contributed to, or has had any liability with respect to: (i)  any multiemployer plan as defined in Section 3(37) or Section 4001(a)(3) of ERISA or Section 414(f) of the Code; (ii) any multiple employer plan within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code; or (iii) any other employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.

(n)           Labor Relations.  The Company has no Knowledge of any facts indicating that the consummation of the transactions contemplated by this Agreement will have a material adverse effect on the labor relations of the Company.  There are no pending or reasonably anticipated or, to the Knowledge of the Company, threatened claims or Legal Proceedings against the Company under any workers’ compensation policy or long-term disability policy or similar policy subject to foreign Legal Requirements.

(o)           Claims Against Plans.  There are no pending or reasonably anticipated or, to the Knowledge of the Company, threatened claims or Legal Proceedings against any of the Company Employee Plans, the assets of any of the Company Employee Plans or the Company, or the Company Employee Plan administrator or any fiduciary of the Company Employee Plans with respect to the operation of such Company Employee Plans (other than routine, uncontested benefit claims) or asserting any rights or claims to benefits under such Company Employee Plan, and there are no facts or circumstances which could form the basis for any such claims or Legal Proceedings.

(p)           Independent Contractors.  Part 2.15(p) of the Disclosure Schedule accurately sets forth, with respect to each Person who is or was, at any time since October 1, 2010, an independent contractor of the Company and who has received or may be entitled to receive in excess of $50,000 from the Company:

(i)           the name of such independent contractor, the company with which such independent contractor is or was under contract and the date as of which such independent contractor was originally engaged by the Company; and

(ii)           a description of such independent contractor’s general scope of work.

(q)           No Misclassified Employees.  No current or former independent contractor of the Company could be deemed to be a misclassified employee.  No independent contractor is eligible to participate in any Company Employee Plan.  The Company has never had any temporary or leased employees that were not treated and accounted for in all respects as employees of the Company.  No current or former employee of the Company could be deemed to be a misclassified independent contractor.

(r)           Labor-Related Claims.  There is no Legal Proceeding, claim, labor dispute or grievance pending or reasonably anticipated or, to the Knowledge of the Company, threatened relating to any employment Contract, compensation, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy, long-term disability policy, safety, retaliation, immigration or discrimination matter involving any Company Employee, including charges of unfair labor practices or harassment complaints.

2.16           Environmental Matters.  To the Knowledge of the Company, the Company has at all times been in material compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all Environmental Licenses and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof.  The Company has never received any written notice or other written communication, whether from a Governmental Body, citizens’ group, Company Employee or otherwise, that alleges that the Company is not in compliance with any Environmental Law.  To the Knowledge of the Company, no current or prior owner of the Leased Real Property has received any written notice or other written communication, whether from a Government Body, citizens’ group, Company Employee or otherwise, that alleges that such current or prior owner or the Company is not in compliance with any Environmental Law.  To the Knowledge of the Company, the Company has never caused or contributed to any Environmental Release and there are no circumstances which would reasonably be expected to give rise to any Environmental Release by the Company.  To the Knowledge of the Company, no Contaminants are stored or contained on or under any of the Leased Real Property whether in storage tanks, landfills, pits, ponds, lagoons or otherwise.  All Governmental Authorizations currently held by the Company pursuant to Environmental Laws are identified in Part 2.16 of the Disclosure Schedule.  The Company has made Available to Purchaser accurate and complete copies of all internal and external environmental audits and studies in its possession or control, if any, relating to the Company or its operations and all correspondence on substantial environmental matters relating to the Company or its operations.

2.17           Insurance.  Part 2.17 of the Disclosure Schedule identifies each insurance policy maintained by, at the expense of or for the benefit of the Company as of the date of this Agreement and identifies any material claims made thereunder as of the date of this Agreement.  The Company has made Available to Purchaser accurate and complete copies of the insurance policies identified on Part 2.17 of the Disclosure Schedule.  Each of the insurance policies identified in Part 2.17 of the Disclosure Schedule is in full force and effect.  The Company has never received any written notice or other written communication regarding any actual or possible:  (i) cancellation or invalidation of any insurance policy; (ii) refusal of any coverage or rejection of any claim under any insurance policy; or (iii) material adjustment in the amount of the premiums payable with respect to any insurance policy.  There are no self-insurance arrangements affecting the Company.

2.18           Transactions with Related Parties.  Except as set forth on Part 2.18 of the Disclosure Schedule, no Related Party:  (a) has, or has had, any interest in any material asset used in or otherwise relating to the business of the Company; (b) is, or has been, indebted to the Company (other than for ordinary travel advances); (c) has entered into, or has had any financial interest in, any material Contract, transaction or business dealing or involving the Company (outside of the employment context); (d) to the Knowledge of the Company, is competing, or has at any time competed, with the Company; and (e) to the Knowledge of the Company, has or has had any claim or right against the Company (other than rights under Company Employee Plans or rights to receive compensation for services performed as a Company Employee or other rights arising in the ordinary course of employment or service).

2.19           Legal Proceedings; Orders; Regulatory Matters.

(a)           Legal Proceedings.  Except as set forth in Part 2.19(a) of the Disclosure Schedule, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened to commence any Legal Proceeding:  (i) that involves the Company or any of its officers, managers, employees, property, or individuals with a direct or indirect ownership interest of five percent (5%) or more (each, a “Significant Holder”) and with respect to such individuals, only to the extent related to his relationship with the Company; (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated by this Agreement; or (iii) that relates to the ownership of any equity interests or other securities of the Company, or any option or other right to the equity interests or other securities of the Company, or right to receive consideration as a result of this Agreement.  To the Knowledge of the Company, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will or would reasonably be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.  No Legal Proceeding has ever been commenced by, and no Legal Proceeding has ever been pending against, the Company.

(b)           Orders.  There is no Order to which the Company, or any of the assets owned or used by the Company, is subject.  To the Knowledge of the Company, no officer or other employee of the Company is subject to any Order that prohibits such officer or other employee from engaging in or continuing any conduct, activity or practice relating to the Company’s business.

2.20           Authority; Binding Nature of Agreement.  The Company has the absolute and unrestricted right, power and authority to enter into and to perform its obligations under this Agreement and under each other agreement, document or instrument referred to in or contemplated by this Agreement to which the Company is or will be a party; and the execution, delivery and performance by the Company of this Agreement and of each such other agreement, document and instrument have been duly authorized by all necessary action on the part of the Company and its board of managers.  This Agreement and each other agreement, document and instrument referred to in or contemplated by this Agreement to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to:  (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.21           Non-Contravention; Consents.  Except as set forth in Part 2.21 of the Disclosure Schedule, neither:  (1) the execution, delivery or performance by the Company of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation by the Company of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of:  (i) any of the provisions of any Charter Documents of the Company; or (ii) any resolution adopted by the members, managers or management committees (or similar governing bodies) of the Company;

(b)           contravene, conflict with or result in a material violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or any of the assets owned or used by the Company, is subject;

(c)           contravene, conflict with or result in a material violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the Company’s business or to any of the assets owned or used by the Company;

(d)           contravene, conflict with or result in a material violation or breach of, or result in a default under, any provision of any Company Contract that is or would constitute a Material Contract, or give any Person the right to:  (i) declare a default or exercise any remedy under any such Company Contract; (ii) accelerate the maturity or performance of any such Company Contract; or (iii) cancel, terminate or modify any such Company Contract; or

(e)           result in the imposition or creation of any lien or other Encumbrance upon or with respect to any asset owned or used by the Company (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of the Company).

Except as set forth in Part 2.21 of the Disclosure Schedule, the Company is not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (x) the execution, delivery or performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) the consummation of the transactions contemplated by this Agreement.

2.22           Major Partners and Major Vendors.  Part 2.22 of the Disclosure Schedule sets forth an accurate and complete list of (i) the top ten (10) business partners of the Company (by dollars involved in the relationship) for each of the fiscal year ended December 31, 2010 and eleven months ended November 30, 2011 (the “Major Business Partners”), together with the amount of sales revenue attributable to each customer during each such period, and (ii) the top ten (10) vendors (other than the Major Business Partners) of the Company (by gross amount of purchases) for each of the fiscal year ended December 31, 2010 and eleven months ended November 30, 2011 (the “Major Vendors”), together with the amount of purchases attributable to each vendor during each such period.  Since December 31, 2010, no Major Business Partner or Major Vendor has terminated its relationship with the Company or demanded a material reduction or change in the pricing or other terms of its relationship with the Company.  The Company is not engaged in any material dispute with any Major Business Partner or any Major Vendor and, to the Knowledge of the Company, no Major Business Partner or Major Vendor (including any sole source supplier) intends to terminate, limit or reduce its business relations with the Company, or materially reduce or change the pricing or other terms of its business with the Company.  To the Knowledge of the Company, the consummation of the transactions contemplated by this Agreement would not reasonably be expected to have an adverse effect on the business relationship of the Company with any Major Business Partner or Major Vendor.

2.23           Brokers.  Except for The Raine Group LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.  Except for The Raine Group LLC, no Person is or may become entitled to receive any fee or other amount from the Company for brokerage, finder, investment banker or similar services performed or to be performed in connection with the transactions contemplated by this Agreement.

2.24           Full Disclosure.  This Agreement (including the Disclosure Schedule and any documents delivered pursuant to this Agreement) does not, and the Company Closing Certificate will not:  (i) contain any representation, warranty or information that is false or misleading with respect to any material fact; or (ii) omit to state any material fact necessary in order to make the representations, warranties and information contained and to be contained herein and therein (in the light of the circumstances under which such representations, warranties and information were or will be made or provided) not false or misleading.

3.           Representations and Warranties Relating to the Sellers

Each Seller represents and warrants, severally and not jointly, to and for the benefit of the Purchaser Indemnitees, as follows:

3.1           Execution, Delivery; Valid and Binding Agreements.  If such Seller is an Entity, it is duly organized, validly existing and in good standing (to the extent the laws of the jurisdiction of its formation recognize the concept of good standing) under the laws of the state of its formation.  The execution, delivery and performance by such Seller of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of such Seller, its management committee or general partner (or similar governing body).  If such Seller is not a natural person, no vote of such Seller’s members or limited partners, as applicable, is needed to approve this Agreement and the transactions contemplated herby.  This Agreement and each other agreement, document or instrument referred to in this Agreement to which such Seller is a party constitutes the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, subject to:  (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.2           Authority.  Such Seller has the right, power, capacity and authority to enter into, perform and comply with such Seller’s obligations under this Agreement and any other agreement, document or instrument referred to in or contemplated by this Agreement to be executed by such Seller and to perform such Seller’s obligations hereunder and thereunder.

3.3           Non−Contravention; No Consents or Approvals.  Neither: (1) the execution, delivery or performance by such Seller of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (2) the consummation by such Seller of any of the transactions contemplated by this Agreement or any such other agreement, document or instrument, will (with or without notice or lapse of time):

(a)           contravene, conflict with or result in a violation of: (i) any provisions of any organizational documents of such Seller; or (ii) any resolution adopted by the directors, members, managers, management committee (or any similar governing body) of such Seller;

(b)           contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which such Seller is subject; or

(c)           contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Contract to which such Seller is a party or by which it is bound.

No Seller is (and will not be) required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with: (x) the performance of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; or (y) any of the transactions contemplated by this Agreement or by any of the other agreements, documents or instruments referred to in this Agreement.

3.4           No Legal Proceedings.  No Legal Proceedings are pending or, to the actual knowledge of such Seller, threatened to restrain (or which would have the effect of so restraining) the entry into, performance of, compliance with and enforcement of any of the obligations of such Seller hereunder.

3.5           Title and Ownership.  Such Seller (or its Affiliated Seller Member) is the record and beneficial owner of the Units as set forth in Schedule 1.1 opposite such Seller’s name, free and clear of all Encumbrances.  Such Seller is not a party to any option, warrant, purchase right or other Contract that could require such Seller to sell, transfer or otherwise dispose of any Units (other than this Agreement).  Such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any Units.  Upon Closing, Purchaser shall have good, valid and marketable title to such Units, free and clear of all Encumbrances.

3.6           Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.  Except for The Raine Group LLC, no Person is or may become entitled to receive any fee or other amount from the Company for brokerage, finder, investment banker or similar services performed or to be performed in connection with the transactions contemplated by this Agreement.

4.           Representations and Warranties of Purchaser

Purchaser represents and warrants to and for the benefit of the Seller Indemnitees (with the understanding and acknowledgement that no Seller would have entered into this Agreement without being provided with the representations and warranties set forth herein, that each Seller is relying on these representations and warranties and that these representations and warranties constitute an essential and determining element of this Agreement) as follows:

4.1           Organization and Standing.  Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Nevada.

4.2           Authority; Binding Nature of Agreement.  Purchaser has the absolute and unrestricted right, power and authority to enter into and perform its obligations under this Agreement and under each other agreement, document and instrument referred to in this Agreement to which it is a party; and the execution, delivery and performance by Purchaser of this Agreement and each such other agreement, document and instrument have been duly authorized by all necessary action on the part of Purchaser and its board of directors.  No vote of Purchaser’s shareholders is needed to approve this Agreement or the transactions contemplated herein.  This Agreement and each other agreement, document or instrument referred to in this Agreement to which Purchaser is a party constitutes the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to:  (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3           Non-Contravention; Consents.

(a)           Non-Contravention.  Neither:  (i) the execution, delivery or performance by Purchaser of this Agreement or any of the other agreements, documents or instruments referred to in this Agreement; nor (ii) the consummation by Purchaser of the transactions contemplated by this Agreement or any of such other agreements, documents or instruments, will (with or without notice or lapse of time) contravene, conflict with or result in a violation of:  (A) any of the provisions of the certificate of formation or bylaws of Purchaser; (B) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of Purchaser; (C) any provision of any material contract by which Purchaser is bound; or (D) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Purchaser is subject.

(b)           Consents.  Purchaser will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with:  (i) the execution, delivery or performance of this Agreement or any of the other agreements referred to in this Agreement; or (ii) the consummation of the transactions contemplated by this Agreement, except for:  (A)  filings required to be made, notices required to be given or Consents required to be obtained by Purchaser, in each case from any Governmental Body in connection with the transactions contemplated by this Agreement, and (B) any filing, notice or Consent which, if not made or obtained, would not reasonably be expected to result in a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby.

4.4           Brokers. Except for Morgan Stanley & Co. LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement.

4.5           Financing.  Purchaser has access to funds sufficient to pay or fund the Purchase Price, the Earn-Out Payments and any payments under the Retention Plans, and as needed to consummate the transactions contemplated by this Agreement.

5.           Certain Covenants of the Company

5.1           Access and Investigation.  During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to Section 10 or the Closing (the “Pre-Closing Period”), the Company shall:  (a) provide Purchaser and Purchaser’s Representatives with reasonable access during normal business hours to the Company’s Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Company; and (b) provide Purchaser and Purchaser’s Representatives with copies of such existing books, records, Tax Returns, work papers and other documents and information relating to the Company, and with such additional financial, operating and other data and information regarding the Company, as Purchaser may reasonably request.  During the Pre-Closing Period, Purchaser may make inquiries of Persons having business relationships with the Company (including suppliers, licensors, distributors and customers) only with the Company’s prior consent, which shall not be unreasonably withheld, conditioned or delayed; provided, that the Company may condition such consent on its participation in any meetings or telephone calls with such Persons.

5.2           Operation of the Business of the Company.  During the Pre-Closing Period, the Company shall, and the Sellers shall cause the Company to, ensure that:

(a)           the Company shall conduct its business and operations in the ordinary course and in substantially the same manner as such business and operations have been conducted prior to the date of this Agreement;

(b)           the Company shall use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and maintain its relations and good will with all suppliers, customers, landlords, creditors, employees and other Persons having business relationships with the Company;

(c)           the Company shall not cancel any of its insurance policies identified in Part 2.17 of the Disclosure Schedule or reduce the amount of any insurance coverage provided by such insurance policies;

(d)           the Company shall not declare, accrue, set aside or pay any dividend or make any other distribution in respect of any Units or other securities, or repurchase, redeem or otherwise reacquire any Units or other securities;

(e)           the Company shall not sell, issue or authorize the issuance of:  (i) any Unit or other security; (ii) any option or right to acquire any Unit (or cash based on the value of Units) or other security; or (iii) any instrument convertible into or exchangeable for any Unit (or cash based on the value of Units, including any UARs) or other security;

(f)           the Company shall not amend or waive any of its rights under, or permit the acceleration of vesting under, any UAR Award Agreement or any provision of any other restricted stock agreement or other compensation obligation;

(g)           the Company shall not amend or permit the adoption of any amendment to any Charter Document, or effect or permit the Company to become a party to any Acquisition Transaction, recapitalization, reclassification of Units, Unit split, reverse Unit split or similar transaction;

(h)           the Company shall not form any Subsidiary or acquire any equity interest or other interest in any other Entity;

(i)           the Company shall not make any capital expenditure that, when added to all other capital expenditures made on behalf of the Company during the Pre-Closing Period, exceeds $100,000;

(j)           the Company shall not:  (i) enter into, or permit any of the assets owned or used by it to become bound by, any Contract that is or would constitute a Material Contract; or (ii) amend or prematurely terminate, or waive any material right or remedy under, any Contract that is or would constitute a Material Contract;

(k)           the Company shall not:  (i) acquire, lease or license any right or other asset from any other Person for an aggregate value in excess of $100,000; (ii) sell or otherwise dispose of, or lease or license, any right or other asset to any other Person; or (iii) waive or relinquish any material right, except in the ordinary course of business consistent with past practices;

(l)           the Company shall not:  (i) lend money to any Person (except that the Company may make routine travel advances to current employees of the Company in the ordinary course of business consistent with past practices); or (ii) incur or guarantee any Indebtedness;

(m)           the Company shall not:  (i) enter into any collective bargaining agreement; (ii) establish, adopt, amend or terminate any Company Employee Plan; (iii) pay, or make any new commitment to pay, any bonus or make any profit-sharing payment, cash incentive payment or similar payment, other than commissions paid in the ordinary course of business and consistent with past practices; (iv) increase, or make any new commitment to increase, the amount of the wages, salary, commissions, fringe benefits, employee benefits or other compensation (including equity-based compensation, whether payable in cash or otherwise) or remuneration payable to any of its managers, officers or other employees; (v) fund, or make any commitment to fund, any compensation obligation (whether by grantor trust or otherwise); (vi) promote or change the title of any of its employees (retroactively or otherwise); or (vii) hire or make an offer to hire any new employee at the level of Vice President or above;

(n)           the Company shall not change any of its methods of accounting or accounting practices in any material respect;

(o)           the Company shall not file any Tax Return inconsistent with prior practice, make or change any Tax election, adopt or change a material accounting method in respect of Taxes, enter into a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settle or comprise a claim, notice, audit report or assessment in respect of Taxes for which the Company is or may be liable, or consent to an extension or waiver of the statutory limitation period applicable to a claim or assessment in respect of Taxes for which the Company is or may be liable;

(p)           the Company shall not make any election or take any action that is inconsistent with treating the Company as a partnership (that is not a “publicly traded partnership” under Section 7704 of the Code or otherwise taxable as a corporation for federal and applicable state or local Income Tax purposes) for federal and applicable state and local Income Tax purposes;

(q)           the Company shall not commence or settle any Legal Proceeding;

(r)           the Company shall not (i) accelerate the collection of any accounts receivable, (ii) delay the payment of any accounts payable, or (iii) take any other action outside the ordinary course of business or inconsistent with past practice, which shall include any special promotion, that would reasonably be expected to impact the Net Working Capital Amount; and

(s)           the Company shall not agree or commit to take any of the actions described in clauses “(c)” through “(r)” above.

Notwithstanding the foregoing, the Company may take any action described in:  (i) clauses “(c)” through “(s)” above if:  (A) Purchaser gives its prior written consent to the taking of such action by the Company, which consent shall not be unreasonably withheld, conditioned or delayed (except in the case of clauses “(d),” “(m)” and “(r)”, with respect to which Purchaser shall be entitled to withhold consent in its sole discretion); or (B) such action is expressly required to be taken by this Agreement; and (ii) Part 5.2 of the Disclosure Schedule.

5.3           Notification.  During the Pre-Closing Period, the Company and the Sellers shall promptly notify Purchaser and the Purchaser shall notify the Company and Sellers, in each case in writing of:  (i) the discovery by such party of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material breach of or a material inaccuracy in any representation or warranty made by such party in this Agreement; (ii) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of or a material inaccuracy in any representation or warranty made by the such party in this Agreement if:  (A) such representation or warranty had been made as of the time of the occurrence, existence or discovery of such event, condition, fact or circumstance; or (B) such event, condition, fact or circumstance had occurred, arisen or existed on or prior to the date of this Agreement; (iii) any material breach of any covenant or obligation of the such party; and (iv) any event, condition, fact or circumstance that would make the timely satisfaction of any of the conditions set forth in Section 8 or 9, as applicable, impossible or unlikely.

5.4           No Negotiation.  During the Pre-Closing Period, the Company and each Seller shall not, and shall ensure that their respective Representatives do not:  (a) solicit or encourage the initiation or submission of any expression of interest, inquiry, proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction; (b) participate in any discussions or negotiations or enter into any agreement, understanding or arrangement with, or provide any non-public information to, any Person (other than Purchaser or its Representatives) relating to or in connection with a possible Acquisition Transaction; or (c) entertain or accept any proposal or offer from any Person (other than Purchaser) relating to a possible Acquisition Transaction.

5.5           Termination of Certain Benefit Plans.  The Company shall take (or cause to be taken) all actions necessary or appropriate to terminate, effective no later than the day immediately preceding the Closing Date:  (a) any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(a) of the Code (the “401(k) Plans”); (b) any group severance, separation, or salary continuation plans, programs or arrangements of the Company that are Company Employee Plans (the “Severance Plans”); and (c) any other Company Employee Plan requested by Purchaser at least three days prior to the Closing Date (or such longer period as shall be required under the terms of the applicable vendor agreement), unless, in the case of clauses “(a)” and “(b),” Purchaser, in its sole and absolute discretion, agrees to sponsor and maintain any such 401(k) Plans or Severance Plans by providing the Company with written notice of such election (an “Election Notice”) at least three days before the Closing.  Unless Purchaser provides an Election Notice to the Company, the Company shall deliver to Purchaser, prior to the Closing Date, evidence that the Company’s management committee has validly adopted resolutions to terminate the 401(k) Plans, Severance Plans and other Company Employee Plans (the form and substance of which resolutions shall be subject to review and approval of Purchaser), effective no later than the date immediately preceding the Closing Date.  In the event that the distributions of assets from the trust of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges, or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Purchaser prior to the Closing.  In the event Purchaser requests a termination of the Company’s group health plan, then Purchaser will make available to the Company’s employees coverage under Purchaser’s group health plan, including coverage for any former employees who had COBRA rights under the Company’s group health plan immediately prior to the Closing.

5.6           Release of Encumbrances.  The Company shall take, or cause to be taken, all actions necessary to secure the termination and release of any and all Encumbrances (other than Permitted Encumbrances) upon the assets or properties of the Company, in each case, in form and substance reasonably satisfactory to Purchaser.

5.7           Repayment of Insider Receivables.  Prior to the Closing Date, the Company shall cause all outstanding Insider Receivables to be repaid to the Company in full.

5.8           Resignation of Officers and Managers.  The Company shall obtain and deliver to Purchaser, at or prior to the Closing, the resignation of each officer and manager, as applicable, of the Company effective as of the later of the Closing and the date Purchaser causes such officer or manager to be replaced, in form and substance satisfactory to Purchaser (it being understood that such resignations shall not constitute a termination of employment by such officer or manager).

5.9           Tail Insurance.  Prior to the Closing Date, the Company shall purchase an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage (the “D&O Tail Policy”) for the Company’s managers and officers in a form mutually acceptable to the Company and Purchaser, which shall provide such managers and officers with coverage for six years following the Closing of not less than the existing coverage under, and have other terms not materially less favorable to, the insured persons than the managers’ and officers’ liability insurance coverage presently maintained by the Company.

5.10           Retention Plans.  The Company shall adopt the Retention Plans, in the form attached hereto as Exhibit B, effective as of the Closing Date.

6.           Certain Covenants of the Parties

6.1           Filings and Consents.

(a)           HSR Filing.  Prior to the date of this Agreement, the Parties filed with the Federal Trade Commission and the Antitrust Division of the United States Department of Justice (collectively the “agencies”) the notifications required to be funded under the HSR Act with respect to the transaction contemplated under this Agreement.  Each Party will, and will cause its Affiliates to (i) respond promptly to any request for additional information made by either of the agencies, (ii) use their commercially reasonable efforts to cause the waiting periods under the HSR Act to terminate or expire at the earliest possible date after the date of such filings, but in no event earlier than the date of this Agreement, and (iii) subject to Section 6.1(d), use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, property or appropriate to resolve the objections, if any, as may be asserted by the agencies or any other authority with respect to the transactions contemplated by this Agreement under any antitrust or competition laws or regulations.

(b)           Other Filings.  Each party shall use commercially reasonable efforts to file, as soon as practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Body.

(c)           Efforts.  Subject to Section 6.1(d), Purchaser, Sellers and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate and make effective the transactions contemplated by this Agreement on a timely basis.  Without limiting the generality of the foregoing, but subject to Section 6.1(d), each party to this Agreement:  (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the transactions contemplated by this Agreement; and (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the transactions contemplated by this Agreement.

(d)           Limitations.  Notwithstanding anything to the contrary contained in Section 6.1(c) or elsewhere in this Agreement, Purchaser shall not have any obligation under this Agreement to divest or agree to divest (or cause any of its Subsidiaries or Affiliates or the Company to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any of its Subsidiaries or Affiliates or the Company to take or agree to take) any other action or to agree (or cause any of its Subsidiaries or Affiliates or the Company to agree) to any limitation or restriction on any of its respective businesses, product lines or assets.

6.2           Public Announcements.  From and after the date of this Agreement:  (a) except as expressly contemplated by this Agreement, each of the Sellers and the Company shall not (and shall ensure that their respective Representative shall not) issue or make any press release or public statement regarding this Agreement or any of the transactions contemplated by this Agreement, without Purchaser’s prior written consent; and (b) the Sellers and the Company shall consult with Purchaser prior to issuing or making, and shall consider in good faith the views of Purchaser with respect to, any other press release or public statement.  During the Pre-Closing Period, Purchaser shall not issue or make any press release about this Agreement or any of the transactions contemplated by this Agreement, until and unless the Sellers’ Agent has approved the text of such press release (or portions thereof relating to the Company or this Agreement), which approval shall not be unreasonably withheld, conditioned or delayed.

6.3           Reasonable Efforts.  Prior to the Closing:  (a) each of the Sellers and the Company shall use commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on a timely basis; and (b) Purchaser shall use commercially reasonable efforts to cause the conditions set forth in Section 9 to be satisfied on a timely basis.

6.4           Restrictions on Competition.  Each of the Sellers agrees that, during the Restricted Period, such Seller shall not:

(a)          directly or indirectly operate, engage in, participate in, perform services for or otherwise carry on a business competitive with the Business anywhere in the world (it being understood by the parties hereto that the businesses conducted by the Company are not limited to any particular region of the world and that the businesses conducted by the Company may be engaged in effectively from any location in the world);

(b)          directly or indirectly be or become an officer, director, stockholder, owner, co-owner, Affiliate, partner, promoter, employee, agent, representative, designer, consultant, advisor or manager of, for or to, or otherwise be or become associated with or acquire or hold any direct or indirect interest in, (x) any Specified Competitor or (y) any Person that engages directly or indirectly in the Business anywhere in the world, provided, that, for purposes of this clause “(y),” a Seller may become an employee, agent, representative, designer, consultant, advisor or manager of such a Person if he has no involvement in the Business as conducted by such Person;

(c)          directly or indirectly interfere or attempt to interfere with the relationship of Purchaser, any of Purchaser’s Affiliates or the Company with any Specified Business Contact; or

(d)          intentionally divert or entice any customers, users, business, partners, suppliers, patronage or orders away from the Company, or attempt to do so for any business that competes with the Company;

provided, however, that a Seller may, without violating this Section 6.4, own, as a passive investment, shares of capital stock of a publicly-held corporation that engages in the Business if: (i) such shares are actively traded on an established national securities market in the United States; (ii) the number of shares of such corporation’s capital stock that are owned beneficially by such Seller collectively represent less than one percent (1%) of the total number of shares of such corporation’s capital stock outstanding; and (iii) such Seller is not otherwise associated directly or indirectly with such corporation or with any Affiliate of such corporation.

6.5           No Hiring or Solicitation of Employees, Consultants or Independent Contractors. Each Seller agrees that, during the Restricted Period, such Seller shall not, directly or indirectly:

(a)          hire any Specified Individual as an employee, consultant or independent contractor;

(b)          encourage, induce, attempt to induce, solicit or attempt to solicit (on such Seller’s own behalf or on behalf of any other Person) any Specified Individual to leave his or her employment, consulting or independent contractor relationship with Purchaser or any of Purchaser’s Affiliates; or

(c)          intentionally libel, slander or disparage Purchaser or any Affiliate of Purchaser (including the Company) in any manner that could reasonably be expected to be harmful to Purchaser or any such Affiliate of Purchaser or to the business or business reputation of Purchaser or any such Affiliate of Purchaser;

provided, however, that a general solicitation of the public for employment shall not violate clauses “(a)” and “(b)” so long as such general solicitation is not designed to target, and does not have the effect of targeting, any Specified Individual.

6.6           Post-Closing Confidentiality.  Each Seller and the Sellers’ Agent each hereby covenants and agrees that from and after the Closing Date, such Person will not and will not permit its Affiliates to disclose, give, sell, use or otherwise divulge any confidential information that relates to the Company, including trade secrets, processes, data, know-how, marketing plans, forecasts, unpublished financial statements, budgets, licenses, prices, employee, customer and supplier lists, product development information and techniques, policies and strategies, details of Company Contracts and operations methods, and any information delivered or made available pursuant to this Agreement (including Sections 1.6 and 1.7), whether known to such Seller prior to the Closing or learned or disclosed after the Closing, provided, however, (i) such Seller may use confidential information in the performance of his or her duties as an employee of the Company, and (ii) any Seller may disclose confidential information to the extent required by law or legal process.  If such Seller or any of such Seller’s Affiliates becomes legally compelled to disclose any such confidential information, such Person shall provide the Company with prompt written notice of such requirement so that the Company may, at its expense, seek a protective order or other remedy or waive compliance with this Section 6.6.  If such protective order or other remedy is not obtained, or the Company waives compliance with this Section 6.6, such Person shall furnish only that portion of such confidential information that is legally required to be provided.  In the event of a breach by such Seller or any of such Seller’s Affiliates of any of the terms and conditions of this Section 6.6, Purchaser and the Company shall be entitled, if it so elects, to institute and prosecute proceedings in a court of competent jurisdiction, either at law or in equity, to obtain damages for any breach or to seek to enforce the specific performance thereof by such party or to enjoin such party from violating the provisions of this Section 6.6 by seeking a temporary restraining order or similar relief.  For purposes of this Section 6.6, “confidential information” shall not include and the restrictions of this Section 6.6 shall not apply to any information that (i) is in the public domain, publicly available or generally known to the public; or (ii) is rightfully acquired by the Seller after the Closing Date and not in connection with his employment with the Company from a third party, to the Seller’s knowledge, not otherwise prohibited from transmitting the confidential information to Seller by a contractual, legal, fiduciary or other obligation.

6.7           Release.   Each Seller, on behalf of such Seller and its Affiliates (collectively for purposes of this Section 6.7, the “Releasing Parties”), hereby consents to the transactions contemplated under this Agreement and each other agreement, document or instrument referred to in or contemplated by this Agreement and irrevocably, unconditionally and completely releases, acquits and forever discharges each of the Releasees (as defined below) from any Claim (as defined below), and hereby irrevocably, unconditionally and completely waives and relinquishes each and every Claim that such Releasing Party may have had in the past, may now have or may have in the future against any of the Releasees, directly or indirectly relating to or directly or indirectly arising out of any events, matters, causes, things, acts, omissions or conduct, including such Releasing Party’s employment and/or consulting relationship with the Company, in each case, occurring or existing at any time up to and including the Closing Date, but not those occurring after the Closing Date to the extent relating to the period after the Closing Date; provided, however, that such Releasing Party is not releasing any rights available to it under this Agreement or any agreement entered into by, or for the benefit of, such Releasing Party in connection with the Closing, including offer letters and the Retention Plan. For purposes of this Agreement, (a) “Releasees” means:  (i) Purchaser; (ii) each affiliate of Purchaser; (iii) the Company; and (iv) the successors and past, present and future successors, assigns and Representatives (solely in their capacity as Representatives of such Entity) of the respective Entities identified or otherwise referred to in clauses “(i)” through “(iii)” above, and (b) “Claim” means and includes all past, present and future disputes, claims, controversies, demands, rights, obligations, liabilities, actions and causes of action of every kind and nature, including:  (i) any unknown, inchoate, unsuspected or undisclosed claim; and (ii) any claim, right or cause of action based upon any breach of any express, implied, oral or written contract or agreement.

6.8           Company IP.  Each Seller, on behalf of such Seller and its Affiliates, hereby acknowledges and agrees that any Intellectual Property made or conceived or reduced to practice or learned by such Seller prior to the Closing, either alone or jointly with others, relating to the Business of the Company, and all Intellectual Property Rights therein, is exclusively owned by the Company.

6.9           Retention Plans.  Purchaser shall cause the Company (or any successor thereto including a business unit of Purchaser) to maintain the Retention Plans and shall pay, or cause the Company (or any successor thereto including a business unit of Purchaser) to pay, all amounts due and payable thereunder in accordance with the terms of the Retention Plans.

6.10           Continued Employment.  Effective on the Closing, Purchaser shall cause the Company to continue to employ each Company Employee listed on a schedule to the Retention Plans on terms which are either (a) consistent with the individualized offer letters provided to the Company prior to the execution of this Agreement for such Company Employee, (b) if no individualized offer letter has been provided to the Company pursuant to clause “(a)” hereof and such individual is listed on Part 8.8 of the Disclosure Schedule, on terms and conditions consistent with the form of offer letter for senior management (other than those described in clause “(a)”) provided to the Company prior to the execution of this Agreement, and (c) for all such Company Employees not described in clause “(a)” or clause “(b)” hereof, on terms and conditions consistent with the form of offer letter used by Purchaser for similarly situated employees of Purchaser, provided that for purposes of this clause “(c)” such Company Employee’s initial base salary will be equal to the Company Employee’s base salary as in effect immediately prior to the Closing.  On or before January 13, 2012, Purchaser shall deliver to the Company execution versions of all offer letters and noncompetition agreements for each of the individuals listed in Part 8.8 of the Disclosure Schedule.

7.           Tax Matters

7.1           Liability for Taxes.

(a)           Indemnification.  Each Seller shall hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, such Seller’s applicable Indemnity Pro Rata Share of any Damages which are directly suffered or incurred at any time by any of the Purchaser Indemnitees (regardless of whether or not such Damages relate to any third party claim) and which arise directly from or as a result of, all Taxes imposed on the Company, or for which the Company may otherwise be liable for any taxable year or period that ends on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date; provided that the Sellers shall not be liable for any Tax to the extent such Tax is expressly included in the final Net Working Capital Amount.  For the avoidance of doubt, and notwithstanding anything to the contrary herein, the  Company shall claim on its final IRS Form 1065, U.S. Return of Partnership Income (and corresponding applicable state Income Tax Returns, if any), for the period ending on the Closing Date the compensation deductions attributable to all Closing UAR Payments (including applicable amounts withheld on behalf of the UAR Holders pursuant to Section 1.8) with respect to their vested UARs, and no deduction shall be claimed by the Purchaser with respect to such payments.  Purchaser shall be liable for and shall pay all Taxes with respect to the Company that are attributable to taxable years or periods beginning after the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date; provided that Purchaser shall not be liable for any Taxes for which Sellers are liable under this Agreement.  For purposes of the foregoing, the determination of the Taxes of the Company for the portion of the Straddle Period ending on and including the Closing Date shall be determined on a closing-of-the-books basis by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing (with depreciation and other exemptions, allowances, or deductions calculated on an annual basis apportioned on a daily basis).

(b)           Transfer Taxes.  Notwithstanding Section 7.1(a), (i) Sellers shall be responsible for any sales Tax, use Tax, real property transfer or gains Tax, asset transfer Tax, documentary stamp Tax or similar Tax attributable to the transactions contemplated hereby that is imposed by the State of Washington or any political subdivision thereof and (ii) Sellers or Purchaser, as the case may be, shall be responsible for any other sales Tax, use Tax, real property transfer or gains Tax, asset transfer Tax, documentary stamp Tax or similar Tax attributable to the transactions contemplated hereby in accordance with whether the primary legal liability for such Tax is imposed on Sellers or Purchaser under applicable Legal Requirements.  Sellers and Purchaser agree to timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns with respect to, such Taxes.

7.2           Tax Returns.

(a)           With respect to Tax Returns required to be filed by, on behalf of or with respect to the Company, the Company (or, in the case of Pre-Closing Tax Returns filed after the Closing Date, the Sellers’ Agent on behalf of the Company) shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained): (i) all such Tax Returns that are required to be filed on or prior to the Closing Date; and (ii) all such Tax Returns that are Pre-Closing Tax Returns, including the final IRS Form 1065, U.S. Return of Partnership Income for the Company (and any corresponding applicable state Income Tax Returns, if any) for the period beginning on January 1, 2012 and ending on the Closing Date.  Purchaser shall file or cause to be filed when due (taking into account all extensions properly obtained) all other Tax Returns that are required to be filed by or with respect to the Company.

(b)           In the case of Pre-Closing Tax Returns of the Company filed by the Sellers’ Agent after the Closing Date, such Tax Returns shall be prepared and filed at the cost of the Sellers’ Agent and the Sellers.  In addition, in the case of Pre-Closing Tax Returns filed by the Sellers’ Agent after the Closing Date (other than Income Tax Returns of the Company relating to periods ending on or prior to the Closing Date): (i) such Tax Returns shall be prepared and filed in a manner consistent with prior practice, this Agreement and Legal Requirements and, on such Tax Return, the Sellers’ Agent shall not make or change any Tax election or adopt or change a material accounting method in respect of Taxes (including, elections or methods that would have the effect of deferring income to periods ending after the Closing Date or accelerating deductions to periods ending on or before the Closing Date); (ii) no less than thirty (30) days prior to the due date for timely filing such Tax Return, taking into account extensions (or, if such due date is within thirty (30) days following the Closing Date, as promptly as practicable following the Closing Date), each such Tax Return shall be provided to Purchaser for review and approval, which approval shall not be unreasonably withheld, conditioned or delayed; and (iii) all Taxes required to be paid by the Company, if any, with respect to such Tax Returns shall be paid by (and be the responsibility of) the Sellers’ Agent and the Sellers.

(c)           In the case of Tax Returns filed by the Company or by Purchaser on behalf of the Company following the Closing Date with respect to any Straddle Period: (i) such Tax Returns shall be prepared and filed at the cost of Purchaser; (ii) such Tax Returns shall be prepared and filed in a manner consistent with prior practice unless otherwise required by  Legal Requirements and, on such Tax Returns, the Purchaser shall not make or change, or cause the Company to make or change, any Tax election or adopt or change a material accounting method in respect of Taxes (including, elections or methods that would have the effect of accelerating income to periods ending on or before the Closing Date or deferring  deductions to periods after the Closing Date) unless Purchaser shall have obtained the approval of Sellers’ Agent, which approval shall not be unreasonably withheld, conditioned or delayed; (iii) no less than thirty (30) days prior to the due date for timely filing such Tax Return, taking into account extensions, each such Tax Return shall be provided to Sellers’ Agent for review and comment, and Purchaser shall make such revisions to such Tax Return as are reasonably requested by the Sellers’ Agent; and (iv) all Taxes for which the Sellers are liable under the terms of this Agreement, if any, with respect to such Tax Returns shall be paid by (and be the responsibility of) the Sellers’ Agent and the Sellers.

7.3           Assistance and Cooperation.  After the Closing Date, each of the Sellers’ Agent and Purchaser shall (and shall cause their respective Affiliates, which in the case of the Sellers’ Agent shall include the Sellers, to):

(a)           timely sign and deliver such certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce), or file Tax Returns or other reports with respect to, Taxes described in Section 7.1(b) (relating to sales, transfer and similar Taxes);

(b)           assist the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 7.2;

(c)           cooperate fully in preparing for and defending any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company;

(d)           make available to the other and to any taxing authority as reasonably requested all information, records, and documents relating to Taxes of the Company; and

(e)           furnish the other with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any taxable period that is relevant to the other’s responsibility for Taxes hereunder.

7.4           Tax Treatment/ Allocation of Purchase Price.

(a)           Purchaser and the Sellers acknowledge and agree that the sale of the Acquired Units from the Sellers to Purchaser pursuant to this Agreement shall be treated for federal Income Tax purposes and, as may be applicable, for state and local Income Tax purposes, in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2).  Purchaser and the Sellers will file all Tax Returns in a manner consistent with such treatment and will take no position inconsistent with such characterization for any  Income Tax purposes, including in any audit, judicial or administrative proceeding.

(b)           The Seller Members and Purchaser agree to allocate the Purchase Price (which for this purpose shall be increased by the Company’s liabilities) in accordance with the rules under Section 1060 of the Code and the Treasury Regulations thereunder.  Attached to this Agreement as Schedule 7.4(b) is an allocation schedule (the “Allocation Schedule”) setting forth the manner in which  the allocations required pursuant to Code Section 1060 and the Treasury Regulations thereunder will be determined as of the Closing Date  and will be revised  in the event any Earn-Out Payments are made.  If Purchaser disputes any amounts on the Allocation Schedule that are to be determined by reference to the Closing Balance Sheet, then such dispute shall be resolved in accordance with the procedures in Section 1.6(c)(iii), mutatis mutandis.  Purchaser and the Seller Members shall file Tax Returns, and otherwise take any actions for Tax purposes, in all respects consistent with the Allocation Schedule and this Section 7./4(b).  None of Purchaser or the Seller Members shall take any position for any Income Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation Schedule and this Section 7.4(b) unless required to do so by applicable Legal Requirements.  Purchaser and the Seller Members agree to file IRS Form 8594 (to the extent applicable to them), and all United States federal, state and local, and non-U.S. Tax Returns, in accordance with the Allocation Schedule and this Section 7.4(b).  Purchaser and the Seller Members agree to provide the other promptly with any other information required to complete IRS Form 8594 (to the extent applicable to them) or such other Tax Return, as determined for United States federal Income Tax  purposes.

7.5           Contest Provisions.

(a)           Purchaser shall notify the Sellers’ Agent in writing upon receipt by Purchaser, any of its Affiliates or, after the Closing Date, the Company of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments relating to any taxable period ending on or before the Closing Date or to any Straddle Period; provided, that failure to comply with this provision shall not affect Purchaser’s right to indemnification under this Agreement except to the extent such failure materially impairs the Sellers’ ability to contest any such Tax liabilities.

(b)           The Sellers (acting through the Seller’s Agent) shall have the sole right to represent the Company’s interests in any Tax audit or administrative or court proceeding relating to a Tax liability for which the Sellers would be required to indemnify Purchaser Indemnitees pursuant to Section 7.1(a) and that relates solely to a taxable year or period ending on or before the Closing Date, and to employ counsel of the Sellers’ choice at the Sellers’ expense; provided, however, that the Sellers shall have no right to represent the Company’s interests in any Tax audit or administrative or court proceeding unless (1) the Sellers’ Agent shall have first notified Purchaser in writing of the Sellers’ intention to do so and of the identity of counsel, if any, chosen by the Sellers in connection therewith, and (2) that the Sellers agree with Purchaser that, as between Purchaser and the Sellers, the Sellers shall be liable for any Damages relating to Taxes that result from such audit or proceeding; provided, further, that Purchaser and its representatives shall be permitted, at Purchaser’s expense, to be present at, and participate in, any such audit or proceeding.  Notwithstanding the foregoing, without the prior written consent of Purchaser, which consent may not be unreasonably withheld, conditioned or delayed, neither the Sellers nor any Affiliate of the Sellers shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes which could adversely affect the liability for Taxes of Purchaser, any Purchaser Indemnitee, the Company or any Affiliate thereof for any period after the Closing Date to any extent unless the Sellers have indemnified each Purchaser Indemnitee against the effects of any such settlement.

(c)           Purchaser shall have the sole right to represent the Company’s interests in any Tax audit or administrative or court proceeding relating to Tax liabilities other than those for which Sellers have exercised such right pursuant to Section 7.5(b) and to employ counsel of Purchaser’s choice at Purchaser’s expense; provided, that the Sellers’ Agent and its representatives shall be permitted, at the Sellers’ Agent’s expense, to be present at, and participate in, any such audit or proceeding relating to a Straddle Period.  Except as provided in the following sentence, any proceeding with respect to which the Sellers do not assume control in accordance with Section 7.5(b) may be settled or compromised in the discretion of Purchaser, and any such settlement or compromise shall not affect any Purchaser Indemnitee’s right to indemnification under this Agreement.  Notwithstanding the foregoing, without the prior written consent of the Sellers’ Agent, which consent may not be unreasonably withheld, conditioned or delayed, neither the Purchaser nor any Affiliate of the Purchaser shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes of the Company attributable to any Straddle Period which could adversely affect the liability for Taxes of Sellers under this Agreement.

(d)           Nothing herein shall be construed to impose on Purchaser any obligation to defend the Company or any Seller in any Tax audit or administrative or court proceeding.

7.6           Survival.  Notwithstanding anything to the contrary in this Agreement (excluding Section 11.1(f)), the obligations of the parties set forth in this Section 7  shall be unconditional and absolute and shall survive the Closing until the date that is the later of (i) seven years after the Closing Date and (ii) with respect to a particular Tax Return, six years and 60 days after the earlier of (x) the date on which such Tax Return was filed or (y) the date, including any extensions actually secured, by which applicable Legal Requirements required such Tax Return to have been filed by the Company; provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Agent a written notice asserting a claim for recovery under this Section 7 based on such alleged breach, then the claim asserted in such notice and the related rights and obligations under this Section 7 shall survive until such time as such claim is fully and finally resolved.

8.           Conditions Precedent to Obligations of Purchaser

The obligations of Purchaser to cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction (or waiver by Purchaser), at or prior to the Closing, of each of the following conditions:

8.1           Accuracy of Representations.  (i) Each of the Company Specified Representations and Seller Specified Representations shall have been accurate in all material respects as of the date of this Agreement and will be accurate in all material respects as of the Closing Date as if made as of the Closing Date, and (ii) each of the other representations and warranties made by the Company and the Sellers in this Agreement shall have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if made as of the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; provided, however, that in each case for purposes of determining the accuracy of such representations and warranties, all materiality, Company Material Adverse Effect and similar qualifications set forth in such representations and warranties limiting the scope of such representations and warranties shall be disregarded.

8.2           Performance of Covenants.  Each of the covenants and obligations that the Company and the Sellers is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

8.3           Governmental and Other Consents.

(a)           Governmental Consents.  All filings with and Consents of any Governmental Body required to be made or obtained in connection with the transactions contemplated by this Agreement shall have been made or obtained and shall be in full force and effect and any waiting period under any applicable antitrust or competition law, regulation or other Legal Requirement shall have expired or been terminated.

(b)           Other Consents.  Purchaser shall have received evidence satisfactory to Purchaser that all Consents identified in Schedule 8.3(b) shall have been obtained, shall be in form and substance satisfactory to Purchaser and shall be in full force and effect.

8.4           No Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect, and no event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects, would reasonably be expected to have or result in a Company Material Adverse Effect.

8.5           Agreements and Documents.  Purchaser shall have received the following agreements and documents, each of which, as applicable, shall be in full force and effect:

(a)           a copy of the Company’s Certificate of Formation, certified as of a recent date by the Secretary of State of the State of Washington;

(b)           a certificate of existence of the Company issued as of a recent date by the Secretary of State of the State of Washington;

(c)           an instrument of Unit Assignment, in the form of Exhibit F, duly executed by each Seller;

(d)           the Escrow Agreement, substantially in the form of Exhibit C, duly executed by the Sellers’ Agent and the Escrow Agent;

(e)           (i) employment offer letters, in the forms provided to the Company prior to the date of this Agreement, duly executed by each of the individuals listed on Part 8.8(a) of the Disclosure Schedule, and (ii) employment offer letters and noncompetition agreements, in the forms provided to the Company prior to the date of this Agreement, duly executed by 75% or more of the individuals listed on Part 8.8(b) of the Disclosure Schedule;

(f)           [intentionally omitted];

(g)           a certificate duly executed on behalf of the Company by the chief executive officer of the Company and containing the representation and warranty of the Company that the conditions set forth in Sections 8.1, 8.2 and 8.4, in each case with respect to the Company, have been duly satisfied (the “Company Closing Certificate”);

(h)           a certificate duly executed by each Seller and containing the representation and warranty of the Seller that the conditions set forth in Sections 8.1 and 8.2, in each case with respect to the Seller, have been duly satisfied (each, a “Seller Closing Certificate”);

(i)           a certificate (the “Price Certificate”), in form reasonably satisfactory to Purchaser, duly executed on behalf of the Company by an officer of the Company, containing the following information (to be set forth on an accompanying spreadsheet) and the representation and warranty of the Company that all of such information is accurate and complete (and in the case of dollar amounts, properly calculated) as of the Closing (together, in each case, with documentation reasonably satisfactory to Purchaser in support of the calculation of the following amounts set forth therein):  (A) the aggregate amount, as of immediately prior to the Closing, of all unpaid Seller Transaction Expenses (including any Seller Transaction Expenses that will become payable after the Closing with respect to services performed or actions taken at or prior to the Closing); (B) the Closing Indebtedness Amount; (C)  the Aggregate Vested UAR Base Value, (D) the Basic Company Unit Number, (E) the Fully Diluted Company Unit Number, (F) the Per Unit Cash Amount, (G) the Per Unit Escrow Amount, (H) the Per Unit Holdback Amount, (I) the Per Unit Sellers’ Agent Fund Amount, (J) an updated Schedule 1.1 (fully reflecting any amounts required to be withheld under the Code or any provision of state, local or foreign Legal Requirements relating to Taxes or under any other applicable Legal Requirement), which shall not contain any adjustment to the Per Class B Unit Valuation Adjustments shown on the version of Schedule 1.1 attached hereto, and (K) a schedule that sets forth the net cash amount to be paid to each UAR Holder at Closing in accordance with the UAR Plan (fully reflecting any amounts required to be withheld under the Code or any provision of state, local or foreign Legal Requirements relating to Taxes or under any other applicable Legal Requirement);

(j)           the written resignations described in Section 5.8 of each officer and manager of the Company;

(k)           written acknowledgments pursuant to which the Company’s outside legal counsel, financial advisor and accountants acknowledge: (i) the total amount of fees, costs and expenses of any nature that is payable or has been paid to such Person by the Company in connection with this Agreement and any of the transactions contemplated by this Agreement or otherwise; and (ii) that it has been paid in full and is not (and will not be) owed any other amount by the Company with respect to this Agreement, the transactions contemplated by this Agreement or otherwise;

(l)           certificates of non-foreign status, in form and substance reasonably satisfactory to Purchaser, in accordance with Treasury Regulation § 1.1445-2(b), duly executed by each Seller;

(m)           an IRS Form W-9 duly executed by each of the Sellers; and

(n)           evidence reasonably satisfactory to Purchaser of the termination and release of any and all Encumbrances (other than Permitted Encumbrances) upon the assets or properties of the Company.

8.6           No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing or otherwise impeding the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the transactions contemplated by this Agreement that makes consummation of such transactions illegal.

8.7           No Legal Proceedings.  No Governmental Body and no other Person shall have commenced, and no Governmental Body shall have threatened in writing to commence, any Legal Proceeding:  (a) challenging the transactions contemplated by this Agreement or seeking the recovery of damages in connection with the transactions contemplated by this Agreement; (b) seeking to prohibit or limit the exercise by Purchaser of any material right pertaining to its ownership of Units; (c) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement; (d) seeking to compel the Company, Purchaser or any Affiliate of Purchaser to dispose of or hold separate any material assets as a result of the transactions contemplated by this Agreement; or (e) that may result in the imposition of criminal liability on the Company or any officer or manager of the Company.

8.8           Employment Matters.  All of the individuals listed on Part 8.8(a) of the Disclosure Schedule and 75% or more of the individuals listed on Part 8.8(b) of the Disclosure Schedule shall not have ceased to be employed by the Company, and shall not have expressed an intention to terminate his or her employment with the Company or to decline to accept employment with Purchaser on terms in accordance with Section 6.10.

8.9           Termination of Employee Plans.  The Company shall have provided Purchaser with evidence reasonably satisfactory to Purchaser as to the termination of the Company Employee Plans referred to in Section 5.5.

8.10           Collection of Insider Receivables.  All Insider Receivables shall have been repaid in full and the Company shall have provided Purchaser with evidence reasonably satisfactory to Purchaser thereof.

8.11           Tail Insurance.  The Company shall have provided Purchaser with evidence reasonably satisfactory to Purchaser of the purchase of the D&O Tail Policy in accordance with Section 5.9.

9.           Conditions Precedent to Obligations of the Sellers

The obligations of the Sellers to consummate the transactions contemplated by this Agreement are subject to the satisfaction (or waiver), at or prior to the Closing, of the following conditions:

9.1           Accuracy of Representations.  Each of the Purchaser Specified Representations shall have been accurate in all material respects as of the date of this Agreement and will be accurate in all material respects as of the Closing Date as if made as of the Closing Date, and (ii) each of the other representations and warranties made by Purchaser in this Agreement shall have been accurate in all respects as of the date of this Agreement and will be accurate in all respects as of the Closing Date as if made as of the Closing Date, except as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Purchaser to consummate the transactions contemplated by this Agreement; provided, however, that in each case for purposes of determining the accuracy of such representations and warranties, all materiality and similar qualifications set forth in such representations and warranties limiting the scope of such representations and warranties shall be disregarded.

9.2           Performance of Covenants.  The covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

9.3           Deliveries.

(a)           The Sellers’ Agent shall have received a certificate duly executed on behalf of Purchaser by an officer of Purchaser and containing the representation and warranty of Purchaser that the conditions set forth in Sections 9.1 and 9.2 have been satisfied.

(b)           Purchaser shall have delivered executed offer letters to each Company Employee listed on Part 8.8(a) and Part 8.8(b) of the Disclosure Schedule in accordance with Section 6.10.

9.4           No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the transactions contemplated by this Agreement shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect, and there shall not be any applicable Legal Requirement enacted or deemed applicable to the transactions contemplated by this Agreement by any Governmental Body that makes consummation of such transactions illegal.

9.5           No Legal Proceedings.  No Governmental Body and no other Person shall have commenced any Legal Proceeding:  (a) challenging the transactions contemplated by this Agreement or seeking the recovery of damages in connection with the transactions contemplated by this Agreement; (b) that may have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement; (c) seeking to compel the Company to dispose of or hold separate any material assets as a result of the transactions contemplated by this Agreement; or (d) that may result in the imposition of criminal liability on the Company or any officer or manager of the Company.

9.6           Escrow Agreement.  Purchaser shall have entered into the Escrow Agreement.

10.           Termination

10.1           Termination Events.  This Agreement may be terminated prior to the Closing:

(a)           by the mutual written consent of Purchaser and the Company;

(b)           by Purchaser if the Closing has not taken place on or before 5:00 p.m. (Pacific time) on February 10, 2012 (the “End Date”) and any condition set forth in Section 8 has not been satisfied or waived as of the time of termination (in each case other than as a result of any failure on the part of Purchaser to comply with or perform any covenant or obligation of Purchaser set forth in this Agreement);

(c)           by the Company if the Closing has not taken place on or before 5:00 p.m. (Central time) on the End Date and any condition set forth in Section 9 has not been satisfied or waived as of the time of termination (in each case other than as a result of any failure on the part of the Company, any of the Sellers to comply with or perform any covenant or obligation set forth in this Agreement);

(d)           by Purchaser or the Company if:  (i) a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement; or (ii) there shall be any applicable Legal Requirement enacted, promulgated, issued or deemed applicable to the transactions contemplated by this Agreement by any Governmental Body that would make consummation of such transactions illegal;

(e)           by Purchaser if:  (i) any of the representations and warranties of the Company or any Seller contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 8.1 would not be satisfied; (ii) any of the covenants of the Company contained in this Agreement shall have been breached such that the condition set forth in Section 8.2 would not be satisfied; or (iii) any Company Material Adverse Effect shall have occurred, or any event or other Effect shall have occurred or circumstance or other Effect shall exist that, in combination with any other events, circumstances or other Effects that have occurred or shall exist, would reasonably be expected to have or result in a Company Material Adverse Effect; provided, however, that, in the case of clauses “(i)” and “(ii)” only, if an inaccuracy in any of the representations and warranties of the Company or any Seller as of a date subsequent to the date of this Agreement or a breach of a covenant by the Company or any Seller is curable by the applicable party through the use of commercially reasonable efforts within five Business Days after Purchaser notifies the such party in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Purchaser may not terminate this Agreement under this Section 10.1(e) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period, provided the applicable party, during the Company Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that Purchaser may not terminate this Agreement pursuant to this Section 10.1(e) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Company Cure Period); or

(f)           by the Company if:  (i) any of Purchaser’s representations and warranties contained in this Agreement shall be inaccurate as of the date of this Agreement, or shall have become inaccurate as of a date subsequent to the date of this Agreement, such that the condition set forth in Section 9.1 would not be satisfied; or (ii) if any of Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 9.2 would not be satisfied; provided, however, that if an inaccuracy in any of Purchaser’s representations and warranties as of a date subsequent to the date of this Agreement or a breach of a covenant by Purchaser is curable by Purchaser through the use of commercially reasonable efforts within five Business Days after the Company notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then the Company may not terminate this Agreement under this Section 10.1(f) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period, provided Purchaser, during the Purchaser Cure Period, continues to exercise commercially reasonable efforts to cure such inaccuracy or breach (it being understood that the Company may not terminate this Agreement pursuant to this Section 10.1(f) with respect to such inaccuracy or breach if such inaccuracy or breach is cured prior to the expiration of the Purchaser Cure Period).

10.2           Termination Procedures.  If Purchaser wishes to terminate this Agreement pursuant to Section 10.1, Purchaser shall deliver to the Company a written notice stating that Purchaser is terminating this Agreement and setting forth a brief description of the basis on which Purchaser is terminating this Agreement.  If the Company wishes to terminate this Agreement pursuant to Section 10.1, the Company shall deliver to Purchaser a written notice stating that the Company is terminating this Agreement and setting forth a brief description of the basis on which the Company is terminating this Agreement.

10.3           Effect of Termination.  If this Agreement is terminated pursuant to Section 10.1, all further obligations of the parties under this Agreement shall terminate; provided, however, that:  (a) none of Purchaser, the Company or the Sellers shall be relieved of any obligation or liability arising from any prior material breach by such party of any representation and warranty, or any willful breach by such party of any covenant or obligation, contained in this Agreement; (b) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 12; and (c) the parties shall, in all events, remain bound by and continue to be subject to Section 6.2 and the Confidentiality Agreement.

11.           Indemnification, Etc.

11.1           Survival of Representations, Etc.

(a)           General Survival.  Subject to Sections 11.1(b), 11.1(c), 11.1(d) and 11.1(f), the representations and warranties made by the Company and the Sellers in this Agreement and the representations and warranties set forth in the Company Closing Certificate and the Seller Closing Certificate (in each case other than the Company Specified Representations, the Seller Specified Representations, the Tax Representations and the Employee Representations) shall survive the Closing until the date that is eighteen months following the Closing Date; provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 11.2, or facts that may otherwise form a good faith basis for a claim for recovery under Section 11.2, based on such alleged inaccuracy or breach, then the claim described in such notice shall survive until such time as such claim is fully and finally resolved.

(b)           Company Specified Representations and Seller Specified Representations.  Notwithstanding anything to the contrary contained in Section 11.1(a), the Company Specified Representations and the Seller Specified Representations shall survive indefinitely and without limitation.

(c)           Tax Matters.  Notwithstanding anything to the contrary contained in Section 11.1(a), but subject to Section 11.1(f), the Tax Representations and the obligations under Section 7 shall survive the Closing until the date that is the later of (i) seven years after the Closing Date and (ii) with respect to a particular Tax Return, six years and 60 days after the earlier of (x) the date on which such Tax Return was filed by the Company or (y) the date, including any extensions actually secured, by which applicable Legal Requirements required such Tax Return to have been filed; provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such Tax Representations or Section 7 and asserting a claim for recovery under Section  11.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice, and the related rights and obligations under Section 7, shall survive until such time as such claim is fully and finally resolved.

(d)           Employee Representations.  Notwithstanding anything to the contrary contained in Section 11.1(a), but subject to Section 11.1(f), the Employee Representations shall survive the Closing until the seventh (7th) anniversary of the Closing Date; provided, however, that if, at any time on or prior to the expiration date referred to in this sentence, any Purchaser Indemnitee delivers to the Sellers’ Agent a written notice alleging the existence of an inaccuracy in or a breach of any of such Employee Representations and asserting a claim for recovery under Section  11.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

(e)           Purchaser Representations.  Subject to Section 11.1(f), all representations and warranties made by Purchaser (other than the Purchaser Specified Representations) shall survive the Closing until the date that is eighteen months following the Closing Date; provided, however, that the  Purchaser Specified Representations shall survive indefinitely and without limitation; provided further, however, that if, at any time on or prior to the expiration date referred to in this sentence, the Sellers’ Agent delivers to Purchaser a written notice alleging the existence of an inaccuracy in or a breach of any of such representations and warranties and asserting a claim for recovery under Section 11.2 based on such alleged inaccuracy or breach, then the claim asserted in such notice shall survive until such time as such claim is fully and finally resolved.

(f)           Intentional Misrepresentation; Fraud; Willful Misconduct.  Notwithstanding anything to the contrary contained in Section 11.1(a), 11.1(c), 11.1(d) or 11.1(e), in the event of any intentional misrepresentation, fraud or willful misconduct of the Purchaser or any Seller, the limitations set forth in Sections 11.1(a), 11.1(c) 11.1(d), and 11.1(e) shall not apply to such Person, and in the event of any case of any intentional misrepresentation, fraud or willful misconduct of the Company, such limitations shall not apply to the Company or any of the Sellers.

11.2           Indemnification.

(a)           Indemnification.  From and after the Closing (but subject to Section 11.1),

(i)           each Seller (with respect to its or his applicable Indemnity Pro Rata Share) shall hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any Damages which are suffered or incurred at any time by any of the Purchaser Indemnitees (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of or are related to:

(A)           any inaccuracy in or breach of any representation or warranty made by the Company in Section 2 of this Agreement as of the date of this Agreement or as if such representation or warranty was made on and as of the Closing, or in the Company Closing Certificate (in each case without giving effect to any materiality, Company Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty);

(B)           any inaccuracy in any information, or breach of any representation or warranty, set forth in the Price Certificate, including any failure to properly calculate the unpaid Seller Transaction Expenses, the Closing Indebtedness Amount, the Per Class B Unit Valuation Adjustment, the Aggregate Vested UAR Base Value, the Basic Company Unit Number, the Fully Diluted Company Unit Number, the Per Unit Cash Amount, the Per Unit Escrow Amount, the Per Unit Holdback Amount, the Per Unit Sellers’ Agent Fund Amount or the updated Schedule 1.1;

(C)           any breach of any covenant or obligation of the Company or the Sellers’ Agent in this Agreement required to be performed prior to the Closing, or any breach of any covenant or obligation of the Sellers’ Agent in this Agreement required to be performed at or after the Closing Date;

(D)           regardless of the disclosure of any matter set forth in the Disclosure Schedule, any claim asserted or held by any current, former or alleged securityholder of the Company: (A) relating to this Agreement, any other agreement entered into in connection with this Agreement, or any of the transactions contemplated hereby or thereby (other than, for the avoidance of doubt, a claim seeking to enforce Purchaser’s performance of its obligations hereunder or thereunder (for the avoidance of doubt, including the employment offer letters and Retention Plans)) or (B) alleging any ownership of or interest in any units or other securities of the Company that is not specifically disclosed on Schedule 1.1 or Part 2.3(b) of the Disclosure Schedule;

(E)           any Excluded Liability; or

(F)           any failure of the Company to obtain prior to the Closing of the Consent identified as Item (d)(1) set forth in Part 2.21 of the Disclosure Schedule.

(ii)           each Seller shall hold harmless and indemnify each of the Purchaser Indemnitees from and against, and shall compensate and reimburse each of the Purchaser Indemnitees for, any Damages which are suffered or incurred at any time by any of the Purchaser Indemnitees (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of or are related to:

(A)           any inaccuracy in or breach of any representation or warranty made by such Seller in Section 3 as of the date of this Agreement or as if such representation or warranty was made on and as of the Closing, or in such Seller’s Seller Closing Certificate (in each case, without giving effect to any materiality or similar qualifications limiting the scope of such representation or warranty); or

(B)           any breach of any covenant or obligation of such Seller in this Agreement.

(iii)           Purchaser shall hold harmless and indemnify each of the Seller Indemnitees from and against, and shall compensate and reimburse each of the Seller Indemnitees for, any Damages which are suffered or incurred at any time by any of the Seller Indemnitees (regardless of whether or not such Damages relate to any third party claim) and which arise from or as a result of or are related to:

(A)           any inaccuracy in or breach of any representation or warranty made by Purchaser in Section 4 as of the date of this Agreement or as if such representation or warranty was made on and as of the Closing, or in the certificate delivered pursuant to Section 9.3 (in each case, without giving effect to any materiality, Company Material Adverse Effect or similar qualifications limiting the scope of such representation or warranty); or

(B)           any breach of any covenant or obligation of Purchaser in this Agreement.

(b)           Damage to Purchaser.  The parties acknowledge and agree that, if the Company suffers, incurs or otherwise becomes subject to any Damages as a result of or in connection with any inaccuracy in or breach of any representation, warranty, covenant or obligation, then (without limiting any of the rights of the Company as a Purchaser Indemnitee) Purchaser shall also be deemed, by virtue of its ownership of the Units of the Company, to have incurred Damages as a result of and in connection with such inaccuracy or breach.

11.3           Limitations.

(a)           Sellers Basket.  Subject to Section 11.3(c), the Sellers shall not be required to make any indemnification payment pursuant to Section 11.2(a)(i)(A) or Section 11.2(a)(ii)(A) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as (i) the total amount of all Damages for any claim or claims arising out of the same or related facts, events or circumstances exceeds $50,000 (after which a claim may be made for the full amount of such claim or claims) (each a “Qualified Claim”) and (ii) the total amount of all Damages from all Qualified Claims to which the Purchaser Indemnitees are entitled to indemnification hereunder, exceeds $1,000,000 (the “Basket Amount”) in the aggregate.  If the total amount of the Qualified Claims exceeds the Basket Amount, then the Purchaser Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages exceeding $250,000, and not merely the portion of such Damages exceeding the Basket Amount.

(b)           Purchaser Basket.  Subject to Section 11.3(c), Purchaser shall not be required to make any indemnification payment pursuant to Section 11.2(a)(iii)(A) for any inaccuracy in or breach of any representation or warranty in this Agreement until such time as the total amount of all Damages from all Qualified Claims to which the Seller Indemnitees are entitled to indemnification hereunder, exceeds the Basket Amount in the aggregate.  If the total amount of the Qualified Claims exceeds the Basket Amount, then the Seller Indemnitees shall be entitled to be indemnified against and compensated and reimbursed for the entire amount of such Damages exceeding $250,000, and not merely the portion of such Damages exceeding the Basket Amount.

(c)           Applicability of Basket.  The limitations set forth in Section 11.3(a) shall not apply: (i) in the event of intentional misrepresentation, willful misconduct or fraud; (ii) to inaccuracies in or breaches of any of the Company Specified Representations, Seller Specified Representations, Tax Representations or Employee Representations; or (iii) to the matters referred to in Sections 7, 11.2(a)(i)(B) through 11.2(a)(i)(F), and 11.2(a)(ii)(B).  The limitations set forth in Section 11.3(b) shall not apply: (i) in the event of intentional misrepresentation, willful misconduct or fraud; (ii) to inaccuracies in or breaches of any of the Purchaser Specified Representations; or (iii) to the matters referred to in Section 11.2(a)(iii)(B).

(d)           Recourse to Holdback Amount and Earn-Out Payments.  With respect to any claim for indemnification under Section 11.2(a)(i), the Purchaser Indemnitees shall seek recovery of any and all Damages for which the Purchaser Indemnitees are determined to be entitled to indemnification, from the Holdback Amount prior to seeking recovery directly from any Seller until the amount in all Claim Notices exceeds the Holdback Amount.  Subject to Section 11.3(e), recourse by the Purchaser Indemnitees to the Indemnity Holdback Amount and 10% of the Earn-Out Payments paid (or payable but subject to set off pursuant to Section 11.6 of the Agreement and in accordance with the terms of this Agreement) (the aggregate amount of which, the “Liability Cap”) shall be the Purchaser Indemnitees’ sole and exclusive remedy under this Section 11 for monetary Damages resulting from the matters referred to in (x) Section 11.2(a)(i)(A) and (y) Section 11.2(a)(i)(E) solely with respect to Damages resulting from any Third Party Claim of Patent infringement arising out of a breach of a representation or warranty contained in Sections 2.10(g)(iv), 2.10(k) (excluding clauses “(i)”, “(ii)” and “(iv)” thereof), 2.10(n)(iii) and 2.10(r)) and provided that to the Knowledge of the Company and each Seller as of the Closing Date there is no basis for such Third Party Claim.  With respect to any claim for indemnification under Section 11.2(a)(ii), the Purchaser Indemnitees may, at their option, seek recovery of any and all Damages for which the Purchaser Indemnitees are determined to be entitled to indemnification (i) directly from the breaching Seller, or (ii) from the Holdback Amount or the Earn-Out Payments (in each case for the full amount of such Damages).  If the Purchaser Indemnitees are entitled to indemnification under Section 11.2 in excess of the amount of the Holdback Amount, or if the amount of the Holdback Amount is inadequate to reimburse the Purchaser Indemnitees with respect to any and all Damages for which the Purchaser Indemnitees are determined to be entitled to indemnification, the Purchaser Indemnitees shall have the right to seek recovery of such Damages in excess of the Holdback Amount: (A) with respect to Damages for which the Purchaser Indemnitees are entitled to indemnification under Section 11.2(a)(i), severally and directly from each Seller (in accordance with such Seller’s Indemnity Pro Rata Share), and (B) with respect to Damages for which the Purchaser Indemnitees are entitled to indemnification under Section 11.2(a)(ii), directly from the breaching Seller.

(e)           Applicability of Sellers Liability Cap.  The limitation set forth in the second sentence of Section 11.3(d) shall not apply: (i) in the event of intentional misrepresentation, willful misconduct or fraud; (ii) to inaccuracies in or breaches of any of the Company Specified Representations, Seller Specified Representations, Tax Representations or Employee Representations; or (iii) to the matters referred to in Sections 7, 11.2(a)(i)(B) through 11.2(a)(i)(F) (except with respect to Section 11.2(a)(i)(E) solely with respect to Damages resulting from any Third Party Claim of Patent infringement arising out of a breach of a representation or warranty contained in Sections 2.10(g)(iv), 2.10(k) (excluding clauses “(i)”, “(ii)” and “(iv)” thereof), 2.10(n)(iii) and 2.10(r)) and provided that to the Knowledge of the Company and each Seller as of the Closing Date there is no basis for such Third Party Claim, and 11.2(a)(ii)(B).  The total amount of indemnification payments that each Seller who was not directly involved in any intentional misrepresentation, willful misconduct or fraud can be required to make to the Purchaser Indemnitees pursuant to Sections 7 and 11.2 shall be limited to the amount of Purchase Price, including any Earn-Out Payments, and 25% of any Retention Payments actually received by such Seller (or Seller Member).

(f)           Purchaser Liability Cap.  In no event shall the aggregate amount required to be paid by Purchaser pursuant to Section 11.2(a)(iii)(A) exceed the Liability Cap, except that such limitation shall not apply: (i) in the event of intentional misrepresentation, willful misconduct or fraud by Purchaser; or (ii) to inaccuracies in or breaches of any of the Purchaser Specified Representations.

(g)           Damages.  In no event shall any party hereto be liable to any other party hereto or such other party’s Affiliates, directors, employees, attorneys or agents for any punitive damages or indirect damages that are not reasonably foreseeable in respect of any breach of this Agreement (excluding any such damages payable to a third party).  No Seller shall be liable for any Damages hereunder to the extent that reserves for such Damages have been specifically accrued for in the Net Working Capital Amount (as finally determined pursuant to Section 1.6(c)).  In the event that Purchaser seeks indemnification for any Third Party Claim of Patent infringement arising out of a breach of a representation or warranty contained in Section 2.10(g)(iv) or Section 2.10(k) (excluding clauses “(i)”, “(ii)” and “(iv)” thereof) and Section 2.10(n)(iii), and Section 2.10(r)) or Section 11.2(a)(i)(E) solely with respect to matters covered by Sections 2.10(g)(iv), 2.10(k) (excluding clauses “(i)”, “(ii)” and “(iv)” thereof), 2.10(n)(iii) and 2.10(r)), provided in each case that to the Knowledge of the Company and each Seller as of the Closing Date there is no basis for such Third Party Claim, Purchaser acknowledges and agrees that any payment to the Person who has made or brought such Third Party Claim shall be allocated so that the Sellers are solely responsible for the portion of any such payment based on the period on or prior to the Closing Date and Purchaser is solely responsible for the portion of any such payment based on the period after the Closing Date.

(h)           Insurance Proceeds.  The amount of any Damages for which indemnification is provided under this Section 11 shall be net of any proceeds actually recovered by the Indemnified Party in respect of such matter (A) under any insurance policies, or under any insurance policies held by the Company at or prior to the Closing, or (B) from any third party, in each case less any costs and expenses and any premiums incurred by such Indemnified Party or its Affiliates in connection with the pursuit or recovery of such amounts, including any increase in insurance premiums, retroactive premiums, costs associated with any loss of insurance and replacement thereof or self-insured component of such insurance coverage, and in each case, no right of subrogation shall accrue to any insurer or third party hereunder.  If any proceeds to be netted hereunder with respect to such Damages are actually received by the Indemnified Party after payment by the Indemnifying Party of any amounts otherwise required to be paid to an Indemnified Party pursuant to this Section 11 with respect to such Damages, then the Indemnified Party shall pay to the Indemnifying Party, promptly after such receipt, any amount that the Indemnifying Party would not have been required to pay pursuant to this Section 11 with respect to such Damages had such proceeds been received at the time of such payment.  Notwithstanding the fact that the Indemnified Party has recourse against any third party (other than under insurance policies held by the Company prior to Closing covering the action, omission or other fact giving rise to Damages for which indemnification may be sought under this Section 11 and that remain in effect after the Closing), such Indemnified Party shall not be obligated to pursue such recourse from any third party.

11.4           No Contribution.  Each Seller waives, and acknowledges and agrees that such party shall not have and shall not exercise or assert (or attempt to exercise or assert), any right of contribution, right of indemnity or advancement of expenses or other right or remedy against the Company in connection with any indemnification obligation or any other liability to which such party may become subject under or in connection with this Agreement or any other agreement or document delivered or made Available to Purchaser in connection with this Agreement.  Effective as of the Closing, the Sellers’ Agent, on behalf of itself and each Seller, and each Seller expressly waives and releases any and all rights of subrogation, contribution, advancement, indemnification or other claim against Purchaser or the Company.

11.5           Defense of Third Party Claims.  The party making a claim for indemnification under this Section 11 is referred to as the “Indemnified Party,” and the party against whom such claim for indemnification is asserted under this Section 11 is referred to as the “Indemnifying Party.”

(a)           Third Party Claims.  If any Indemnified Party receives notice of the assertion or commencement of any claim or Legal Proceeding (whether against the Company, Purchaser or any other Person) made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof. The failure to promptly give such written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is actually and materially prejudiced thereby.  Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Damages that have been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in or, upon providing written notice to the Indemnified Party within fifteen (15) days of receipt of such notice of such Third Party Claim in which the Indemnifying Party acknowledges without qualification its indemnification obligation hereunder (subject only to the applicable limitations set forth in this Section 11), to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 11.5(b), it shall have the right to take such reasonable action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it, subject to the Indemnifying Party’s right to control the defense thereof.  The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party, then the Indemnifying Party shall be responsible for the fees and expenses of the Indemnified Party; provided, however, in such case, if there are multiple Indemnified Parties, the Indemnifying Party shall only be liable for one counsel to the Indemnified Parties, as well as one local counsel in each jurisdiction for which the Indemnified Parties reasonably determine such local counsel is required.  If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to give timely and sufficient notification to the Indemnified Party in writing of its election to defend as provided in this Agreement, or loses its right to defend such Third Party Claim by failing to diligently defend such Third Party Claim, the Indemnified Party may, subject to Section 11.5(b), without prejudice to its right to indemnification hereunder, pay, compromise and defend such Third Party Claim and seek indemnification for any and all Damages based upon, arising from or relating to such Third Party Claim subject to the limitations in this Section 11.  Notwithstanding anything to the contrary contained in this Section 11.5, the Indemnifying Party shall not be entitled to assume control of a Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, investigation or allegation, (ii) the Third Party Claim seeks injunctive or other equitable relief or relief other than for monetary Damages against the Indemnified Party, (iii) the Indemnified Party reasonably believes that the Third Party Claim, if adversely determined, would impair in any material respect the financial condition, business, operations, reputation or prospects of the Indemnified Party or any of its Affiliates, (iv) an actual or readily apparent conflict of interest (as determined by the Indemnified Party after obtaining advice of counsel) exists between the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim that precludes effective joint representation or (v) the amounts reasonably expected to be incurred in connection with such Third Party Claim, together with all other outstanding claims for indemnification, are more than twice the amount of the unpaid Holdback Amount plus 10% of any future Earn-Out Payments reasonably expected to become payable.  If, pursuant to this Section 11.5(a), the Indemnified Party so contests, defends, litigates or settles a Third Party Claim for which it is entitled to indemnification hereunder, the Indemnified Party shall be reimbursed by the Indemnifying Party for the reasonable attorneys’ fees and other expenses of defending the Third Party Claim which are incurred from time to time, promptly following the presentation to the Indemnifying Party of itemized bills for such attorneys’ fees and other expenses, subject, however, to any applicable limitations set forth in this Section 11.  Subject to any applicable limitations set forth in this Section 11, all expenses (including attorneys’ fees) incurred by the Indemnifying Party in connection with the foregoing shall be paid by the Indemnifying Party.

(b)           Settlement of Third Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed).  If the Indemnified Party has assumed the defense pursuant to Section 11.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)           Cooperation.  The Indemnifying Party and the Indemnified Party shall each use commercially reasonable efforts in good faith to cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including, upon the reasonable request of the defending party, providing copies of records within the non-defending party’s possession or control relating to such Third Party Claim and making available, without expense (other than reimbursement of actual out-of-pocket expenses), Representatives of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

11.6           Setoff.  Subject to the limitations set forth in this Section 11, Purchaser shall have the right to withhold and deduct any sum that is owed to any Purchaser Indemnitee under Section 7 or this Section 11 (or for which Purchaser has delivered a Claim Notice until such time that the Claim Notice is resolved in accordance with this Agreement) from any Earn-Out Payment or any portion of the Holdback Amount otherwise payable to any Seller or UAR Holder.

11.7           Exercise of Remedies.

(a)           Purchaser shall have the exclusive right to assert any indemnification claim against Sellers and to exercise any other remedy of any Purchaser Indemnitee under this Agreement.

(b)           The Sellers’ Agent shall have the exclusive right to assert any indemnification claim against Purchaser or its Affiliates, and to exercise any other remedy of the Sellers under this Agreement.

11.8           Exclusive Remedy.  Except (a) in the event of fraud, willful misconduct or intentional misrepresentation and (b) for nonmonetary equitable remedies, from and after the Closing, the rights to indemnification, compensation and reimbursement set forth in Section 7 or this Section 11 shall be the sole and exclusive monetary remedy of the Purchaser Indemnitees and the Seller Indemnitees with respect to any breach of any representation, warranty or covenant set forth in this Agreement or in any certificate delivered pursuant to this Agreement.

11.9           Tax Treatment of Indemnification Payments.  Purchaser and the Sellers agree to treat any payment of an indemnification amount as an adjustment to the Purchase Price to the extent permissible under applicable Legal Requirements.

12.           Miscellaneous Provisions

12.1           Sellers’ Agent.

(a)           Appointment.  By virtue of the adoption and approval of this Agreement, each of the Sellers irrevocably nominates, constitutes and appoints Gregory Enell as his or its agent and true and lawful attorney in fact (the “Sellers’ Agent” which reference, for purposes of this Section 12, shall include the Earn-Out Representative), with full power of substitution, to act in the name, place and stead of such party for purposes of executing any documents and taking any actions that the Sellers’ Agent may, in the Sellers’ Agent’s sole discretion, determine to be necessary, desirable or appropriate in connection with any (i) claim for indemnification, compensation or reimbursement under Sections 7 or 11, (ii) enforcing any rights of the Sellers or UAR Holders to receive payments from Purchaser pursuant to this Agreement and the Escrow Agreement and (iii) giving and receiving notices as provided for herein.  Gregory Enell hereby accepts his appointment as Sellers’ Agent.

(b)           Authority.  The Sellers grant to the Sellers’ Agent full authority to execute, deliver, acknowledge, certify and file on behalf of such parties (in the name of any or all of the parties or otherwise) any and all documents that the Sellers’ Agent may, in his sole discretion, determine to be necessary, desirable or appropriate, in such forms and containing such provisions as the Sellers’ Agent may, in his sole discretion, determine to be appropriate, in performing his duties as contemplated by Section 12.1(a).  Notwithstanding anything to the contrary contained in this Agreement or in any other agreement executed in connection with the transactions contemplated hereby:  (i) each Purchaser Indemnitee shall be entitled to deal exclusively with the Sellers’ Agent on all matters relating to any claim for indemnification, compensation or reimbursement under Sections 7 or 11; and (ii) each Purchaser Indemnitee shall be entitled to rely conclusively (without further evidence of any kind whatsoever) on any document executed or purported to be executed on behalf of any Seller or UAR Holder by the Sellers’ Agent, and on any other action taken or purported to be taken on behalf of any Seller or UAR Holder by the Sellers’ Agent, as fully binding upon such Seller or UAR Holder.

(c)           Power of Attorney.  The Sellers recognize and intend that the power of attorney granted in Section 12.1(a):  (i) is coupled with an interest and is irrevocable; (ii) may be delegated by the Sellers’ Agent; and (iii) shall survive the death, incapacity, dissolution, liquidation or winding up of each Seller or UAR Holder.

(d)           Replacement.  If the Sellers’ Agent shall die, resign, become disabled or otherwise be unable to fulfill his responsibilities hereunder, the Sellers shall (by consent of those Persons entitled to at least a majority of the Purchase Price), within 10 days after such death, disability or inability, appoint a successor to the Sellers’ Agent (who shall be reasonably satisfactory to Purchaser) and immediately thereafter notify Purchaser of the identity of such successor.  Any such successor shall succeed the Sellers’ Agent as Sellers’ Agent hereunder.

(e)           No Liability; Indemnification.  The Sellers’ Agent shall not be liable to any of the Sellers or UAR Holders for any action taken by the Sellers’ Agent pursuant to this Agreement unless the Sellers’ Agent has acted in bad faith or with gross negligence.  The Sellers’ Agent is serving in the capacity as exclusive agent of the Sellers and UAR Holders hereunder solely for purposes of administrative convenience.  The Sellers and UAR Holders shall jointly and severally indemnify the Sellers’ Agent to the fullest extent permitted by law (i) for all costs and expenses of the Sellers’ Agent incurred in the performance of such Sellers’ Agent’s duties as a member representative, (ii) if the Sellers’ Agent was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or a witness or other participant in, any threatened, pending or completed proceeding (a “Representative Claim”) by reason of (or arising in part out of) any event or occurrence related to the fact that the Sellers’ Agent is or was a member representative, or by reason of any action or inaction on the part of the Sellers’ Agent while serving in such capacity, against any and all expenses (including attorneys’ fees and all other costs, expenses and obligations incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in, any proceeding), judgments, fines and penalties of such Representative Claim, and (iii) any Taxes imposed on the Sellers’ Agent as a result of the actual or deemed receipt of any payments under this Agreement ((i), (ii) and (iii), collectively, the “Representative Expenses”), including all interest, assessments and other charges paid or payable in connection with or in respect of such Representative Expenses.  To the extent the Sellers’ Agent is owed any Representative Expenses, Sellers’ Agent shall have the authority to direct Purchaser to pay such Representatives Expenses from any funds owed to the Sellers and/or the UAR Holders from the Escrow Fund, when payable, with each such Seller and/or UAR Holder responsible for their Pro Rata Share.  Notwithstanding the foregoing, in no event shall the Sellers’ Agent be indemnified for any Representative Expenses that arise out of the Sellers’ Agent’s gross negligence or bad faith or with respect to any proceeding instituted by the Sellers’ Agent to enforce or interpret this Agreement, if a court of competent jurisdiction determines that each of the material assertions made by the Sellers’ Agent in such proceeding was not made in good faith or was frivolous.

(f)           Decisions Final.  Any decision or action by the Sellers’ Agent, including any agreement between the Sellers’ Agent and Purchaser relating to the defense, payment or settlement of any claims (including claims for which the Holdback Amount may be available to indemnify any of the Purchaser Indemnitees) under this Agreement, shall constitute a decision or action of the Sellers and UAR Holders and shall be final, binding and conclusive upon each such Seller and UAR Holder.  None of the Sellers or UAR Holders shall have the right to object, dissent, protest or otherwise contest the same.

(g)           Other.  The Sellers further authorize and approve, and agree that that Purchaser may rely conclusively, absolutely and exclusively, without inquiry, upon any communication given or action taken by the Sellers’ Agent as the action of each Seller and UAR Holder in actions required or permitted to be taken by the Sellers’ Agent hereunder and will not be liable to any Seller or UAR Holder or any other Person for any action taken or not taken in reliance upon the direction of the Sellers’ Agent.  Purchaser will not be obligated to inquire as to the authority of the Sellers Agent with respect to the taking of any action that the Sellers’ Agent takes on behalf of any Seller or UAR Holder..

12.2           Further Assurances.  From time to time following the Closing, the Sellers shall execute and deliver, or cause to be executed and delivered, to Purchaser such other instruments of conveyance and transfer as Purchaser may reasonably request or as may be otherwise necessary to more effectively convey and transfer to, and vest in, Purchaser in the Acquired Units..

12.3           No Waiver Relating to Claims for Fraud, Willful Misconduct or Intentional Misrepresentation.  The liability of any Person under Sections 7 or 11 will be in addition to, and not exclusive of, any other liability that such Person may have at law or in equity based on such Person’s fraudulent acts or omissions, willful misconduct or intentional misrepresentations.  Notwithstanding anything to the contrary contained in this Agreement, but subject to the limitations set forth in the last sentence of Section 11.3(e),  none of the provisions set forth in this Agreement, including the provisions set forth in Sections 7 or 11 (subject to the limitations set forth in the last sentence of Section 11.3(e)) shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraudulent acts or omissions, willful misconduct or intentional misrepresentation against such Person who committed such actions or omissions (or, in the case of intentional misrepresentation, fraud or willful misconduct of the Company, against any Seller), nor will any such provisions limit, or be deemed to limit:  (a) the amounts of recovery sought or awarded in any such claim for fraud, willful misconduct or intentional misrepresentation against such Person who committed such actions or omissions (or, in the case of intentional misrepresentation, fraud or willful misconduct of the Company, against any Seller); (b) the time period during which a claim for fraud, willful misconduct or intentional misrepresentation may be brought against such Person who committed such acts or omissions (or, in the case of intentional misrepresentation, fraud or willful misconduct of the Company, against any Seller); or (c) the recourse which any such party may seek against another Person with respect to a claim for fraud, willful misconduct or intentional misrepresentation committed by such Person (or, in the case of intentional misrepresentation, fraud or willful misconduct of the Company, against any Seller).

12.4           Fees and Expenses.  Except as otherwise expressly required by this Agreement and the Escrow Agreement, each party to this Agreement shall bear and pay all fees, costs and expenses that have been incurred or that are incurred in the future by such party in connection with the transactions contemplated by this Agreement, including all fees, costs and expenses incurred by such party in connection with or by virtue of:  (a) the negotiation, preparation and review of this Agreement (including the Disclosure Schedule) and all agreements, certificates, opinions and other instruments and documents delivered or to be delivered in connection with the transactions contemplated by this Agreement; (b) the preparation and submission of any filing or notice required to be made or given in connection with any of the transactions contemplated by this Agreement, and the obtaining of any Consent required to be obtained in connection with any of such transactions; and (c) the consummation of the transactions contemplated by this Agreement.

12.5           Notices.  Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received:  (a) if delivered by hand, when delivered; (b) if sent on a Business Day by facsimile transmission before 5:00 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, when transmitted; (c) if sent by facsimile transmission on a day other than a Business Day and receipt is confirmed, or if sent by facsimile transmission after 5:00 p.m. (recipient’s time) on the day sent by facsimile and receipt is confirmed, on the Business Day following the date on which receipt is confirmed; (d) if sent by registered, certified or first class mail, the third Business Day after being sent; and (e) if sent by overnight delivery via a national courier service, one Business Day after being sent, in each case to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):.

If to Purchaser:

International Game Technology
6355 South Buffalo Drive
Las Vegas, Nevada  89113
Attention:  Corporate Secretary
Facsimile:  (702) 669-7904

with a copy (which shall not constitute notice) to:

Sidley Austin LLP
One South Dearborn Street
Chicago, Illinois 60603
Attention:   Gary D. Gerstman
Facsimile:    (312) 853-7036

and to:

Sidley Austin LLP
1001 Page Mill Road
Building 1
Palo Alto, California 94304
Attention:    Karen K. Dreyfus
Facsimile:     (650) 565-7100

If to the Company (prior to Closing) or the Sellers:

Double Down Interactive LLC
505 Fifth Avenue South, Suite 310
Seattle, Washington  98104
Attention:   Gregory Enell
Telephone:   (206) 508-3770
Facsimile:     (206) 467-5511

with a copy (which shall not constitute notice) to

Davis Wright Tremaine LLP
1201 Third Avenue, Suite 2200
Seattle, Washington 98101
Attention:    Stuart Campbell
Telephone:    (206) 757-8017
Facsimile:      (206) 757-7017

If to the Sellers’ Agent:

Gregory Enell
505 Fifth Avenue South, Suite 310
Seattle, Washington  98104
Telephone:    (206) 508-3770
Facsimile:      (206) 467-5511

12.6           Headings.  The bold-faced headings and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

12.7           Counterparts and Exchanges by Electronic Transmission or Facsimile.  This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one agreement.  The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

12.8           Governing Law; Dispute Resolution; Adjustment of Indemnity Holdback Amount.

(a)           Governing Law.  This Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of New York (without giving effect to principles of conflicts of laws); provided, however, that notwithstanding the foregoing, Sections 6.4, 6.5 and 6.6 of this Agreement shall be construed in accordance with, and governed in all respects by, the internal laws of the State of Washington (without giving effect to principles of conflicts of laws).

(b)           Venue.  Except as otherwise provided in Section 12.8(c), any action, suit or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement (including an action, suit or other legal proceeding based upon intentional misrepresentation, willful misconduct or fraud) shall be brought or otherwise commenced exclusively in any state or federal court located in San Francisco, California or, at Purchaser’s option with respect to any breach of Sections 6.4, 6.5 and 6.6, Seattle, Washington.  Each party to this Agreement:  (i) expressly and irrevocably consents and submits to the exclusive jurisdiction of each state and federal court located in San Francisco, California or, at Purchaser’s option with respect to any breach of Sections 6.4, 6.5 and 6.6, Seattle, Washington (and, in each case, each appellate court located in such city) in connection with any such action, suit or legal proceeding; (ii) agrees that each state and federal court located in San Francisco, California or, at Purchaser’s option with respect to any breach of Sections 6.4, 6.5 and 6.6, Seattle, Washington, shall be deemed to be a convenient forum; and (iii) agrees not to assert (by way of motion, as a defense or otherwise), in any such action, suit or legal proceeding commenced in any state or federal court located in San Francisco, California or, at Purchaser’s option with respect to any breach of Sections 6.4, 6.5 and 6.6, Seattle, Washington, any claim that such party is not subject personally to the jurisdiction of such court, that such action, suit or legal proceeding has been brought in an inconvenient forum, that the venue of such action, suit or legal proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

(c)           Indemnification Claims.  Any claim for indemnification, compensation or reimbursement pursuant to Sections 7 or 11 shall be brought and resolved exclusively in accordance with this Section 12.8(c) (it being understood that, for the avoidance of doubt and without limiting any portion of Section 12.8(b):  (i) at the option of any Purchaser Indemnitee, any claim based upon a breach of Sections 6.4, 6.5 and 6.6, or, at the option of any party, any claim based upon intentional misrepresentation, willful misconduct or fraud may be brought and resolved in accordance with Section 12.8(b) rather than in accordance with this Section 12.8(c); and (ii) nothing in this Section 12.8(c) shall prevent any Purchaser Indemnitee from seeking preliminary injunctive relief or any other equitable remedy from a court of competent jurisdiction).

(i)           If any Purchaser Indemnitee or Seller Indemnitee (on behalf of one or more Sellers) has or claims in good faith to have incurred or suffered, or believes in good faith that it may incur or suffer, Damages for which it is or may be entitled to indemnification, compensation or reimbursement under Sections 7 or 11 of this Agreement, such Purchaser Indemnitee may deliver, or such Seller Indemnitee may request the Sellers’ Agent to deliver, a claim notice (a “Claim Notice”) to the Sellers’ Agent or Purchaser, as applicable.  Each Claim Notice shall:  (i) state that the Indemnified Party believes in good faith that it is entitled to indemnification, compensation or reimbursement under Section 7 or 11 of this Agreement; (ii) contain a brief description of the facts and circumstances supporting the Indemnified Party’s claim; and (iii) if practicable, contain a non-binding, preliminary, good faith estimate of the amount to which the Indemnified Party might be entitled (the aggregate amount of such estimate, as it may be modified by the Indemnified Party in good faith from time to time, being referred to as the “Claimed Amount”).

(ii)           During the 20-day period commencing upon receipt by the Sellers’ Agent or Purchaser, as applicable, of a Claim Notice from or on behalf of an Indemnified Party (the “Dispute Period”), the Sellers’ Agent or Purchaser, as applicable, may deliver to the Purchaser or Sellers’ Agent, as applicable, a written response (the “Response Notice”) in which it: (i) agrees that the full Claimed Amount is owed to the Indemnified Party; (ii) agrees that part, but not all, of the Claimed Amount is owed to the Indemnified Party; or (iii) indicates that no part of the Claimed Amount is owed to the Indemnified Party.  If the Response Notice is delivered in accordance with clause “(ii)” or “(iii)” of the preceding sentence, the Response Notice shall also contain a brief description of the facts and circumstances supporting the Sellers’ Agent’s or Purchaser’s position, as applicable, that only a portion or no part of the Claimed Amount is owed to the Indemnified Party, as the case may be.  Any part of the Claimed Amount that is not agreed to be owed to the Indemnified Party pursuant to the Response Notice (or the entire Claimed Amount, if Purchaser or the Sellers’ Agent, as applicable, asserts in the Response Notice that no part of the Claimed Amount is owed to the Indemnified Party) being referred to as the “Contested Amount” (it being understood that the Contested Amount shall be modified from time to time to reflect any good faith modifications by or on behalf of the Indemnified Party to the Claimed Amount).  If a Response Notice is not received by or on behalf of the Indemnified Party from the Sellers’ Agent or Purchaser, as applicable, prior to the expiration of the Dispute Period, then the Sellers’ Agent or Purchaser, as applicable, shall be conclusively deemed to have agreed that an amount equal to the full Claimed Amount is owed to the Indemnified Party.

(iii)           If Purchaser or the Sellers’ Agent, as applicable, in its Response Notice agrees that the full Claimed Amount is owed to the Indemnified Party, or if no Response Notice is received by or on behalf of the Indemnified Party from Purchaser or the Sellers’ Agent, as applicable, prior to the expiration of the Dispute Period, then, subject to the limitations in Section 11.3, the Indemnifying Party shall take such necessary action to cause the Indemnified Party to be paid the Claimed Amount within 10 Business Days, unless such obligation has been fully satisfied by a reduction of the Indemnity Holdback Amount.

(iv)           If Purchaser or the Sellers’ Agent, as applicable, delivers a Response Notice to the Sellers’ Agent or Purchaser, as applicable, during the Dispute Period agreeing that part, but not all, of the Claimed Amount is owed to the Indemnified Party (the “Agreed Amount”), then, subject to the limitations in Section 11.3, the Indemnifying Party shall take such necessary action to cause the Indemnified Party to be paid the Agreed Amount within 10 Business Days, unless such obligation has been fully satisfied by a reduction of the Indemnity Holdback Amount.

(v)           If Purchaser or the Sellers’ Agent, as applicable, delivers a Response Notice to the Sellers’ Agent or the Purchaser, as applicable, during the Dispute Period indicating that there is a Contested Amount, the Sellers’ Agent and the Purchaser Indemnitee shall use commercially reasonable efforts in good faith to resolve the dispute related to the Contested Amount within the 20-day period (the “Initial Resolution Period”) commencing upon receipt by Sellers’ Agent or the Purchaser Indemnitee, as applicable, of such Response Notice.  If the Sellers’ Agent and the Purchaser Indemnitee resolve such dispute, such resolution shall be binding on the Sellers’ Agent, the Sellers and such Purchaser Indemnitee and a settlement agreement stipulating the amount owed to such Purchaser Indemnitee or Seller Indemnitee (the “Stipulated Amount”) shall be signed by Purchaser and the Sellers’ Agent.  Thereafter, subject to the limitations in Section 11.3, the Indemnifying Party shall take such necessary action to cause the Indemnified Party to be paid the Stipulated Amount, unless such obligation has been fully satisfied by a reduction of the Indemnity Holdback Amount.

(vi)           In the event that there is a dispute relating to any Claim Notice or Contested Amount (whether it is a matter between the Purchaser Indemnitee, on the one hand, and the Sellers’ Agent, on the other hand, or it is a matter that is subject to a claim or Legal Proceeding asserted or commenced by a third party brought against the Purchaser Indemnitee) and such dispute is not resolved within the Initial Resolution Period, such dispute (an “Arbitrable Dispute”) shall be settled by binding arbitration in accordance with the procedures set forth in Exhibit D.  Notwithstanding the preceding sentence, nothing in this Agreement shall prevent the Indemnified Party from seeking preliminary injunctive relief from a court of competent jurisdiction pending resolution of any Arbitrable Dispute.  Upon resolution of any arbitration described in this clause “(vi),” Purchaser and each Seller, as applicable, subject to the limitations in Section 11.3, shall thereafter take such necessary action to cause the Indemnified Party to be paid the amount set forth in such resolution within 10 Business Days (or such shorter time set forth in the resolution), unless such obligation has been fully satisfied by a reduction of the Indemnity Holdback Amount.

12.9           Successors and Assigns.  This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto.  Notwithstanding the foregoing, Purchaser may freely assign any or all of its rights under this Agreement (including its indemnification rights under Sections 7 and 11), in whole or in part, (A) prior to the Closing, to an Affiliate of Purchaser without obtaining the consent or approval of any other party hereto or of any other Person; provided, however, that no assignment shall limit or affect Purchaser’s obligations hereunder, which shall remain primary; provided, further, no assignment shall be undertaken that would reasonably be expected to delay in any material respect the attainment of any Consent, including with respect to the HSR Act, and (B) after the Closing, to any other Person without obtaining the consent or approval of any other party hereto or of any other Person provided that Purchaser remains liable for all obligations under this Agreement.  This Agreement shall be binding upon:  (a) the Company and its successors and assigns (if any); (b) Purchaser and its successors and assigns (if any); (c) the Sellers’ Agent and its successors and assigns (if any); and (d) the Sellers. This Agreement shall not inure to the benefit of any Person other than:  (i) the Company; (ii) Purchaser; (iii) the other Purchaser Indemnitees; (iv) the Sellers and the Sellers’ Agent; (v) the other Seller Indemnitees; and (vi) the respective successors and assigns (if any) of the foregoing.

12.10           Remedies Cumulative; Specific Performance.  Except as expressly set forth in this Agreement, the rights and remedies of the parties hereto shall be cumulative (and not alternative).  The parties to this Agreement agree that, in the event of any breach or threatened breach by any party of any covenant, obligation or other provision set forth in this Agreement:  (a) the non-breaching party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it) to:  (i) a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other provision; and (ii) an injunction restraining such breach or threatened breach; and (b) the non-breaching party shall not be required to provide any bond or other security in connection with any such decree, order or injunction or in connection with any related action or Legal Proceeding.

12.11           Waiver.  No failure on the part of any Person to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Person in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.  No Person shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Person; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

12.12           Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR OTHER LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.13           Amendments.  This Agreement may not be amended, modified, altered or supplemented other than by means of a written instrument duly executed and delivered:  (a) prior to the Closing Date, on behalf of the Company, Purchaser and the Sellers’ Agent; and (b) after the Closing Date, on behalf of Purchaser and the Sellers’ Agent (acting exclusively for and on behalf of all of the Sellers).

12.14           Severability.  In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law.  If, in any action before any Governmental Body legally empowered to enforce Sections 6.4 and 6.5, any term, restriction, covenant or promise in Sections 6.4 and 6.5 is found to be unreasonable and for that reason unenforceable, then such term, restriction, covenant or promise shall be deemed modified to the extent necessary to make it enforceable by such Governmental Body.

12.15           Parties in Interest.  Except for the provisions of Sections 7 and 11, none of the provisions of this Agreement is intended to provide any rights or remedies to any employee, creditor or other Person other than Purchaser, the Company, the Sellers, the Sellers’ Agent and their respective successors and assigns (if any).

12.16           Entire Agreement.  This Agreement and the other agreements referred to herein set forth the entire understanding of the parties hereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded by this Agreement and shall remain in effect in accordance with its terms until the earlier of:  (a) the Closing; or (b) the date on which such Confidentiality Agreement is terminated or expires in accordance with its terms.

12.17           Disclosure Schedule.  The Disclosure Schedule shall be arranged in separate parts corresponding to the numbered and lettered sections and subsections contained in this Agreement, and the information disclosed in any numbered or lettered part shall be deemed to relate to and to qualify only the particular representation or warranty of the Company set forth in the corresponding numbered or lettered section or subsection of this Agreement, except to the extent that (a) such information is explicitly cross-referenced in another part of the Disclosure Schedule, or (b) it is readily apparent on the face of the disclosure (without reference to any document referred to therein) that such information qualifies another representation and warranty of the Company in this Agreement.  Disclosure of any fact or item in the Disclosure Schedule shall not necessarily mean that such item or fact, individual or in the aggregate, is material to the business, results of operations or financial condition of the Company or Business or is an admission of a violation of any Legal Requirement or a breach of a Contract.

12.18           Conflicts; Continuing Representation.  The parties hereto and the Sellers’ Agent (the “Consenting Parties”) acknowledge that at all times relevant hereto up to the Closing Davis Wright Tremaine LLP (“Company Counsel”) represented only the Company and Gregory Enell and not any other Seller.  If subsequent to the Closing any dispute were to arise relating in any manner to this Agreement or any other agreement between the Sellers or any Indemnifying Party, on the one hand, and Purchaser or the Company, on the other hand (“Disputes”), Purchaser and Company hereby consent to Company Counsel’s representation of the Sellers’ Agent (and/or such Indemnifying Party) in any Dispute. Purchaser acknowledges that Company Counsel has been and will be providing legal advice to the Company in connection with the transactions contemplated by this Agreement and in such capacity will have obtained confidential information of the Company (the “Company Confidential Information”). The Company Confidential Information includes all communications, whether written or electronic, including any communications between Company Counsel, the managers, officers, members, accounting firm, and/or employees of the Company, and all files, attorney notes, drafts or other documents directly relating to this Agreement which predate the Closing (collectively, the “Company Counsel Work Product”). In any Dispute, to the extent that any Company Confidential Information is in Company Counsel’s possession at the Closing Date, such Company Confidential Information may be used on behalf of the Sellers’ Agent in connection with such Dispute at the sole discretion of the Sellers’ Agent. In any Dispute, the Consenting Parties waive the right to present any Company Counsel Work Product as evidence in any action arising out of such Dispute. The Consenting Parties waive their right to access any Company Counsel Work Product, except as reasonably necessary in connection with an action which is not a Dispute. The Consenting Parties hereby consent to the disclosure and use by Company Counsel for the benefit of the Indemnifying Parties and the Sellers’ Agent of any information (confidential or otherwise) disclosed to it by the Company (including its directors, officers, shareholders, accounting firm, and/or employees of the Company) prior to the Closing Date.

12.19           Construction.

(a)           Gender; Etc.  For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           Ambiguities; Independent Counsel.  The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.  Each Seller acknowledges that Davis Wright Tremaine LLP (“DWT”) has represented the Company and Gregory Enell in connection with the negotiation of the terms and conditions of this Agreement, the other agreements contemplated by the Agreement, and the transactions contemplated by such agreements, and that DWT has not represented any other Seller with respect to such agreements or matters.  Each Seller, other than Gregory Enell acknowledges that the Company has recommended that such Seller obtain independent legal and tax advice regarding this Agreement and the transactions contemplated hereby, and that he, she or it has had an adequate opportunity to seek such legal and tax advice.

(c)           Interpretation.  As used in this Agreement, (i) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”; (ii) the use of the word “or” shall not be exclusive; and (iii) with respect to any obligation of a Seller, such obligation shall be deemed to be a joint and several obligation of the applicable Seller Member and its Affiliated Sellers, if any.

(d)           References.  Except as otherwise indicated, all references in this Agreement to “Sections,” “Schedules” and “Exhibits” are intended to refer to Sections of this Agreement and Schedules and Exhibits to this Agreement.

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The parties hereto have caused this Agreement to be executed and delivered as of the date first written above.

PURCHASER:

International Game Technology,
a Nevada corporation

By: /s/ Patti S. Hart
Name: Patti S. Hart
Title: Chief Executive Officer

UNIT PURCHASE AGREEMENT SIGNATURE PAGE

THE COMPANY:

Double Down Interactive LLC,
a Washington limited liability company

By: /s/ Gregory Enell
Name: Gregory Enell
Title: CEO

SELLERS’ AGENT:

/s/ Gregory Enell
Gregory Enell

SELLERS:

JAG Investments LP
By: Rockwood Holdings LLC
Its: General Partner

By: /s/ Gregory Enell
Name: Gregory Enell
Title: Manager

/s/ Gregory Enell
Gregory Enell

/s/ Allison E. Enell
Allison E. Enell

/s/ Glenn Walcott
Glenn Walcott

Jenaveve Investments LP
By: Daboasis Management LLC
Its: General Partner

By: /s/ Cooper DuBois
Name: Cooper DuBois
Title: Manager

/s/ Cooper DuBois
Cooper DuBois

UNIT PURCHASE AGREEMENT SIGNATURE PAGE

Juliz I Limited Partnership
By: Eburg Management L.L.C.
Its: General Partner

By: /s/ Ronald Erickson
Name: Ronald Erickson
Title: Manager

/s/ Ronald Erickson
Ronald Erickson

Crawfish Lake Investments LP
By: Tunk Creek Management LLC
Its: General Partner

By: /s/ Scott Wilburn
Name: Scott Wilburn
Title: Manager

/s/ Scott Wilburn
Scott Wilburn

/s/ Hal Bringman
Hal Bringman

/s/ Kevin Cheung
Kevin Cheung

/s/ Dan Gieschen
Dan Gieschen

/s/ Nick Gieschen
Nick Gieschen

Productivity Investments LP
By: CEH Management LLC
Its: General Partner

By: /s/ Brian Waite
Name: Brian Waite
Title: Manager

UNIT PURCHASE AGREEMENT SIGNATURE PAGE

/s/ Brian Waite
Brian Waite

/s/ Lena Waite
Lena Waite

UNIT PURCHASE AGREEMENT SIGNATURE PAGE

EXHIBIT A

CERTAIN DEFINITIONS

(a)           Definitions.  For purposes of this Agreement (including this Exhibit A):

“Accounting Firm” means the San Francisco, California office of a nationally recognized accounting firm agreed to by Purchaser and the Sellers’ Agent.

“Acquisition Transaction” means any transaction or series of transactions involving:

(a)           the sale, license, sublicense or disposition of all or a material portion of the Company’s business or assets, including Intellectual Property;

(b)           the issuance, disposition or acquisition of: (i) any Units or other equity security of the Company; (ii) any option, call, warrant or right (whether or not immediately exercisable) to acquire any Units or other equity security of the Company; or (iii) any security, instrument or obligation that is or may become convertible into or exchangeable for any Unit or other equity security of the Company; or

(c)           any merger, consolidation, business combination, reorganization or similar transaction involving the Company.

“Adjusted EBITDA” has the meaning specified in Exhibit E.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person.  For purposes of this definition and this Agreement, the term “control” (and correlative terms) means the power, whether by contract, equity ownership or otherwise, to direct the policies or management of a Person.

“Available” means, with respect to any document, that such document shall have been uploaded to the electronic dataroom maintained by the Company and accessible by Purchaser and its representatives on or prior to the second Business day preceding the date of this Agreement and remained in such dataroom through and including the date of this Agreement.

“Business” means the business of the creation, design, development (including work for hire), sale, resale, offer, distribution and/or operation of casino and/or casino-style (including sports betting, poker, bingo and similar games) and/or social gaming applications, technologies, engines, tools, products or services on any hardware platform, or combination of both software and hardware (for these purposes, such term including the absence of a platform), including the personal computer, mobile devices, tablets or the Internet, and which, in the case of social gaming applications, technologies, engines, tools, products or services on any hardware platform, or combination of both software and hardware (for these purposes, such term including the absence of a platform), allow users to play chance-based games with or without consideration.

“Business Day” means any day other than:  (a) a Saturday, Sunday or federal holiday; or (b) a day on which commercial banks in New York, New York are authorized or required to be closed.

“Class A Unit” means the Units designated as Class A Units in the Company having the rights and obligations set forth in the Company LLC Agreement.

EXHIBIT A

“Class B Unit” means the Units designated as Class B Units in the Company having the rights and obligations set forth in the Company LLC Agreement.

“Closing UAR Payments” has the meaning given to that term in Section 1.8(a).

“Code” means the Internal Revenue Code of 1986, as amended.  All references to the Code, Treasury Regulations or other governmental pronouncements shall be deemed to include references to any applicable successor regulations or amending pronouncement.

“Company Accounting Protocols” means GAAP, except as disclosed on Part 2.4(b) of the Disclosure Schedule.

“Company Contract” means any Contract:  (a) to which the Company is a party; (b) by which the Company or any of its assets is bound or under which the Company is subject to, any obligation; or (c) under which the Company has any right or interest.

“Company Data” means all right, title and interest in and to the data contained in any databases of the Company (including any and all Trade Secrets and User Data) and all other information and data compilations used by, or necessary to the business of, the Company.

“Company Employee” means any current or former employee, member, independent contractor or manager of the Company, in each case who has provided services to the Company.

“Company Employee Plan” means any plan, program, policy, practice, Contract, whether written or unwritten, providing benefits or compensation to any Company Employee or any beneficiary or dependent thereof that is sponsored or maintained by the Company or to which the Company contributes or is obligated to contribute, or otherwise has any potential liability with respect to, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) or any bonus, incentive, deferred compensation, vacation, insurance, supplemental unemployment, retention, stock purchase, stock option, severance, employment, consulting, change of control or fringe benefit plan, program, policy, practice or Contract.

“Company IP” means:  (a) all Intellectual Property, and the Intellectual Property Rights therein, in which the Company has or purports to have an ownership interest or an exclusive license or similar exclusive right in any field or territory, and (b) all Intellectual Property Rights possessed by the Company applicable to or embodied in the Company Data, any Company Web Site or any Computer Software or any product or service that has been or is currently being developed, marketed, distributed, provided, licensed or sold by the Company.

“Company IP Contract” means any Contract to which the Company is or was a party or by which the Company is or was bound, that contains any assignment or license of, or any covenant not to assert or enforce, any Intellectual Property Right (it being understood that licenses to Open Source Code to which Seller is or was a party or by which Seller is or was bound shall constitute Company IP Contracts).

“Company IT Systems” means all information technology and computer systems (including Computer Software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information in electronic format, used in or necessary to the conduct of the business of the Company as currently conducted by the Company or as currently planned by the Company to be conducted (as reflected in any form of finalized, written marketing or development plan that has been internally approved and is intended to be actionable by the Company).

EXHIBIT A

“Company LLC Agreement” means the Amended and Restated Operating Agreement for Double Down Interactive LLC, dated and effective as of October 27, 2010, by and among the members party thereto.

“Company Material Adverse Effect” means any change, event, effect, claim, circumstance or matter (each, an “Effect”) that (considered together with all other Effects) is, or would reasonably be expected to be or to become, materially adverse to:  (a) the business, condition (financial or otherwise), assets, Intellectual Property, Liabilities, operations, results of operations or financial performance of the Company, taken as a whole; (b) Purchaser’s right to own the Units; or (c) the ability of the Company or any Seller to perform any of its material covenants or obligations under this Agreement; provided that none of the following Effects shall be deemed to constitute, and none of the following Effects shall be taken into account in determining whether there has been, a Company Material Adverse Effect if, in the case clauses “(i)” through “(iv),” below, such Effects do not disproportionately affect the Company relative to similarly situated participants in the industry in which the Company operates: (i) general business or economic conditions that affect the industries in which the Company operates, (ii) national or international political or social conditions or hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States or any country in which the Company has material operations, or any of their respective territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel thereof, (iii) financial, currency, banking, or securities markets as a whole in the United States and in any country in which the Company has material operations, (iv) changes to applicable Legal Requirements or changes in GAAP, (v) the taking of any action required by this Agreement and the other agreements contemplated hereby, or (vi) the announcement of the transactions contemplated by this Agreement as a result of the identity of the Purchaser as the acquirer of the Company.

“Company Privacy Policy” means each external or internal, past or present privacy policy of the Company, including any policy relating to:  (a) the privacy of users of any Company Web Site; (b) the collection, storage, disclosure, and transfer of any User Data or Personal Data; and (c) any employee information.

“Company Products” means any product or service designed, developed, manufactured, marketed, distributed, provided, licensed or sold at any time by the Company.

“Company Software” means any Computer Software (including web sites, HTML code, and firmware and other software embedded in hardware devices) owned, developed (or currently being developed), used, marketed, distributed, licensed or sold by Seller (excluding any “off-the-shelf” third party Computer Software that is generally available to be licensed on standard commercial terms, is not distributed by the Company, is not incorporated into any Company Product and is not otherwise material to the Company’s business).

“Company Specified Representations” means:  (a) the representations and warranties set forth in Sections 2.1, 2.3 (other than clauses “(d)” and “(e)” thereof), 2.7(b), 2.20 and 2.23 of this Agreement; and (b) the representations, warranties, certifications and other statements and information set forth in the Company Closing Certificate, to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

EXHIBIT A

“Company Web Site” means any public or private web site owned, maintained, or operated at any time by or on behalf of the Company.

“Computer Software” means computer software, source and object codes (including firmware), tools, user interfaces, manuals and other specifications and documentation.

“Confidentiality Agreement” means the Non-Disclosure Agreement dated October 31, 2011 between Purchaser and the Company.

“Consent” means any approval, consent, ratification, permission, waiver, order or authorization (including any Governmental Authorization).

“Contaminant” includes any material, substance, chemical, gas, liquid, waste, effluent, pollutant or contaminant which, whether on its own or admixed with another, is identified or defined in or regulated by or pursuant to any Environmental Laws.

“Contract” means any legally binding written, oral or other agreement (including “click-through” agreement), contract, license, sublicense, subcontract, settlement agreement, lease, instrument, note, purchase order, warranty, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

“Damages” includes any loss, damage, injury, decline in value, Liability, claim, demand, settlement, judgment, award, fine, penalty, Tax, fee (including reasonable attorneys’ fees), charge, cost (including out-of-pockets costs of investigation) or expense of any nature.

“Disclosure Schedule” means the schedule (dated as of the date of this Agreement) delivered to Purchaser on behalf of the Company and prepared in accordance with Section 12.17 of this Agreement.

“Employee Representations” means:  (a) the representations and warranties set forth in Sections 2.15(g), (h), (i), (j), (l), (m) and (o); and (b) the representations, warranties, certifications and other statements and information set forth in the Company Closing Certificate, to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Employer Medicare Taxes” has the meaning given to that term in Section 1.8(a).

“Employer OASDI Taxes” has the meaning given to that term in Section 1.8(a).

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, intangible property right, claim, infringement, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security or restriction on the transfer, use or ownership of any security or other asset).

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization or entity.

“Environment” includes:  (a) any and all buildings, structures, fixtures, fittings, appurtenances, pipes, conduits, valves, tanks, vessels and containers whether above or below ground level; and (b) ambient air, land surface, sub-surface strata, soil, surface water, ground water, river sediment, marshes, wet lands, flora and fauna.

EXHIBIT A

“Environmental Law” means:  (a) the common law; and (b) all Legal Requirements, by-laws, Orders, instruments, directives, decisions, injunctions and judgments of any government, local government, international, supranational, executive, administrative, judicial or regulatory authority or agency and all approved codes of practice (whether voluntary or compulsory) relating to the protection of the Environment or of human health or safety or welfare or to the manufacture, formulation, processing, treatment, storage, containment, labeling, handling, transportation, distribution, recycling, reuse, release, disposal, removal, remediation, abatement or clean-up of any Contaminant and any amendment thereto and any and all regulations, orders and notices made or served thereunder or pursuant thereto), including, (i) the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., as amended; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., as amended; (iii) the Clean Water Act, 33 U.S.C. § 1251 et seq., as amended; (iv) the Clean Air Act, 42 U.S.C. § 7401 et seq., as amended; (v) the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., as amended; (vi) the Emergency Planning and Community Right To Know Act, 42 U.S.C. § 11001 et seq., as amended; and (vii) the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq., as amended.

“Environmental License” means any Consent or Governmental Authorization required by or pursuant to any applicable Environmental Laws.

“Environmental Release” means the spilling, leaking, pumping, pouring, emitting, releasing, emptying, discharging, injecting, escaping, leaching, dumping, leaving, discarding or disposing of any Contaminant into or upon the Environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Subsidiary or other Entity that would be considered a single employer with the Company within the meaning of Section 414 of the Code.

“Excluded Liabilities” means the following Liabilities of the Company to the extent relating to, resulting from or arising out of the period prior to the Closing Date, in each case except to the extent specifically accounted for in the Net Working Capital Amount:

(a)           all Liabilities, including any claims, actions or proceedings, regardless of when made or asserted, relating to, resulting from or arising out of the operation of the Company on or prior to the Closing Date, including those set forth in Part 2.19 of the Disclosure Schedule;

(b)           any Seller Transaction Expenses;

(c)           any Liability under or with respect to a Company Employee Plan or arising in connection with the employment and pay practices of the Company;

(d)           any Liabilities relating to, in respect of, or that may become owed to, Company Employees, including accrued compensation and worker’s compensation claims;

(e)           any and all Indebtedness of the Company or any Affiliate of the Company; and

(f)           any Liabilities related to collection, use, disclosure or sharing of personal information by the Company.

EXHIBIT A

“Excluded Withholding Taxes” has the meaning given to that term in Section 1.8(a).

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authorization” means any permit, license, approval, certificate, franchise, permission, clearance, registration, qualification or authorization issued, granted, given or otherwise provided by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

“Governmental Body” means any:  (a) multinational or supranational body exercising legislative, judicial or regulatory powers, (b) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (c) federal, state, local, municipal, foreign or other government; or (d) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or Entity and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax” means any federal, state, local or foreign Tax measured by or imposed on net income.

“Income Tax Return” means any Tax Return relating to any Income Tax.

“Indebtedness” means, without duplication:  (a) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, financial institutions, on equipment leases or otherwise; (b) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than current accounts payable incurred in the ordinary course of business); (c) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with GAAP; (d) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company; (e) all obligations of the Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks; (f) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed; (g) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, Indebtedness of others; (h) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the transactions contemplated by this Agreement or in connection with any lender Consent; and (i) all obligations of the Company, whether interest bearing or otherwise, owed to any securityholder of the Company and or any Affiliate of any securityholder of the Company (other than in connection with the employment of a securityholder by the Company).

“Indemnity Pro Rata Share” means, for any Seller, the fraction (a) having a numerator equal to the aggregate number of Class A Units and Class B Units held by such Seller Member (or the Seller Member affiliated with such Seller), and (b) having a denominator equal to the Basic Company Unit Number.

EXHIBIT A

“Intellectual Property” mean sales methodologies and processes, training protocols and similar methods and processes, algorithms, APIs, apparatus, circuit designs and assemblies, gate arrays, net lists, test vectors, databases, data collections, diagrams, formulae, inventions (whether or not patentable), know-how, logos, marks (including brand names, product names, logos, and slogans), methods, network configurations and architectures, processes, proprietary information, protocols, schematics, specifications, software, software code (in any form, including source code and executable or object code), subroutines, techniques, user interfaces, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).

“Intellectual Property Rights” means all rights of the following types, which may exist or be created under the laws of any jurisdiction in the world:  (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights and moral rights; (b) trademark and trade name rights and similar rights; (c) Trade Secret rights; (d) Patent and industrial property rights; (e) other proprietary rights of any kind in Intellectual Property; and (f) rights in or relating to registrations, renewals, extensions, combinations, divisions and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(e)” above.

An individual shall be deemed to have “Knowledge” of a particular fact or other matter if:  (a) such individual is actually aware of such fact or other matter; or (b) such individual would have known such fact or other matter had such individual made reasonable inquiry of the Persons who would reasonably be expected to have actual knowledge of such fact or other matter.  The Company shall be deemed to have “Knowledge” of a particular fact or other matter if any officer or manager of the Company or any other Person identified on Annex 1 to this Exhibit A has Knowledge of such fact or other matter.

“Leased Real Property” means the real property in which the Company has a leasehold interest created under a Real Property Lease.

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel, and with respect to any hearing, inquiry, audit, examination or investigation solely to the extent the subject of such hearing, inquiry, audit or examination has been provided notice thereof by the applicable Governmental Body.

“Legal Requirement” means any federal, state, local, municipal, foreign, supranational or other law, statute, constitution, treaty, requirement of common law, directive, resolution, ordinance, code, edict, writ, decree, rule, regulation, judgment, ruling, injunction or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Liability” means any debt, obligation or liability of any nature (including any unknown, undisclosed, unmatured, unaccrued, unasserted, contingent, indirect, conditional, implied, vicarious, derivative, joint, several or secondary liability), regardless of whether such debt, obligation or liability would be required to be disclosed on a balance sheet prepared in accordance with GAAP and regardless of whether such debt, obligation, duty or liability is immediately due and payable.

EXHIBIT A

“Net Working Capital Amount” (which can be positive or negative) means: (A) the sum of all cash, restricted cash, accounts receivable, prepaid expenses, short term deposits, and other current assets of the Seller (but excluding prepaid fees and expenses related to the D&O Tail Policy and deferred Tax assets); minus (B) the sum of accounts payable, accrued expenses, deferred rent, payroll and related taxes, sales, use, value-added and other non-income-based Taxes (but excluding Employee Withholding Taxes, and Excluded Withholding Taxes associated with the Closing UAR Payments) and other current liabilities (but excluding deferred revenues and liability for UARs or equity related compensation), prepared in accordance with the Company Accounting Protocols and on a “closing of the books” basis; provided, however, that the parties agree that there shall be accruals of at least (i) $335,000 with respect to the matters referred to in item 1 of Part 2.5(a) of the Disclosure Schedule (with no asset recorded relating thereto), and (ii) $400,000 with respect to value-added Taxes (including penalties).

“Open Source Code” means any Computer Software that is distributed under “open source” or “free software” terms, including any Computer Software distributed under the GPL, LGPL, Mozilla License, Apache License, Common Public License, or BSD license and including any Computer Software with any license term or condition that requires or could require, or conditions or could condition, the availability of the functions of Computer Software over a computer network or the distribution of such Computer Software on the disclosure, licensing, or distribution of any source code for any portion of such Computer Software or any derivative work of such Computer Software.

“Order” means any order, writ, injunction, judgment, decree, ruling or award of any arbitrator or any court or other Governmental Body.

“Patents” means patents (including utility, utility model, plant and design patents, and certificates of invention), patent applications (including additions, provisional, national, regional and international applications, as well as original, continuation, continuation-in-part, divisionals, continued prosecution applications, reissues, and re-examination applications), patent or invention disclosures, registrations, foreign equivalents of any and all of the foregoing, applications for registrations, foreign equivalents of any and all of the foregoing, and any term extension or other governmental action which provides rights beyond the original expiration date of any of the foregoing.

“Permitted Encumbrances” means (a) liens for current Taxes that are not yet due and payable or Taxes the validity of which are being contested in good faith by appropriate proceedings, (b) workers’, carriers’ and mechanics’ or other like Encumbrances imposed by Legal Requirement and incurred in the ordinary course of business, (c) Encumbrances that are immaterial in character, amount and extent and which do not materially detract from the value or materially interfere with the present or proposed use of the properties they affect, (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Legal Requirements, or (e) encumbrances or restrictions set forth in the Company LLC Agreement.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means a natural person’s name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number, or customer or account number, or any other piece of information that allows the identification of a natural person.

“Post-Closing UAR Payments” has the meaning given to that term in Section 1.8(b).

“Pre-Closing Tax Return” means any Tax Return of the Company required to be filed for a Tax period ending on or before the Closing Date.

EXHIBIT A

“Proprietary Company Software” means any Company Software in which the Company has or purports to have an ownership interest.

“Pro Rata Share” means, (a) with respect to each Seller, the fraction (i) having a numerator equal to the aggregate number of Class A Units and Class B Units held by such Seller, and (ii) having a denominator equal to the Fully Diluted Company Unit Number, and (b) with respect to each UAR Holder, the fraction (i) having a numerator equal to the aggregate number of Vested UARs held by such UAR Holder, and (ii) a denominator equal to the Fully Diluted Company Unit Number.

“Purchaser Indemnitees” means the following Persons:  (a) Purchaser; (b) Purchaser’s current and future Affiliates (including, following the Closing, the Company); (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; (d)  the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above; provided, however, that the Sellers shall not be deemed to be “Purchaser Indemnitees.”

“Purchaser Specified Representations” means the representations and warranties set forth in Sections 4.1 (Organization), 4.2 (Authority) and 4.4 (Brokers) of this Agreement.

“Real Property Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which the Company holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of the Company thereunder.

“Registered IP” means any Intellectual Property Right that is registered, filed, issued or expressly granted under the authority of, with or by, any Governmental Body, including all Patents, registered copyrights, registered trademarks, domain names and all applications for any of the foregoing. For avoidance of doubt, “Registered IP” does not include common law rights that are granted or recognized under applicable law but not expressly and affirmatively granted by an applicable sovereign (e.g., common law copyrights and trademark rights recognized under U.S. law but for which no registration has been sought are not “Registered IP”).

“Related Party” means:  (a) each member who holds more than 1% of the Company; (b) each individual who is, or who has at any time since inception been, an officer or manager of the Company; (c) each member of the immediate family of each of the individuals referred to in clauses “(a),” and “(b)” above; and (d) any trust or other Entity in which any one of the Persons referred to in clauses “(a),” “(b)” and “(c)” above holds (or in which more than one of such Persons collectively hold), beneficially or otherwise, a material voting, proprietary or equity interest.

“Representatives” means officers, directors, employees, agents, attorneys, accountants, advisors and representatives.

“Restricted Period” means the period commencing on the Closing Date and ending on the fourth anniversary of the Closing Date.

“Retention Payment Amount” means the aggregate amounts paid or payable pursuant to the Retention Plan as of such date.

“Retention Plans” means the Double Down Interactive LLC Senior Management Retention Plan and the Double Down Interactive LLC Employee Retention Plan attached to this Agreement as Exhibits B-1 and B-2.

EXHIBIT A

“Seller Indemnitees” the following Persons:  (a) the Sellers; (b) the Sellers’ current and future Affiliates, (c) the respective Representatives of the Persons referred to in clauses “(a)” and “(b)” above; and (d) the respective successors and assigns of the Persons referred to in clauses “(a),” “(b)” and “(c)” above.

“Seller Specified Representations” means (a) the representations and warranties set forth in Sections 3.1, 3.2, 3.5 and 3.6 of this Agreement; and (b) the representations, warranties, certifications and other statements and information set forth in the Seller Closing Certificates, to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Seller Transaction Expenses” means all fees, costs, expenses, payments, expenditures or Liabilities (collectively, “Expenses”) of the Company or any Seller, whether incurred prior to the date of this Agreement, during the Pre-Closing Period or at or after the Closing, and whether or not invoiced prior to the Closing, incurred by or on behalf of the Company or any Seller, or to or for which the Company or any Seller is or becomes subject or liable, in connection with any of the transactions contemplated by this Agreement, including:  (a) Expenses described in Section 12.4 of this Agreement; (b) Expenses payable to legal counsel or to any financial advisor, broker, accountant or other Person who performed services for or provided advice to the Company, or who is otherwise entitled to any compensation or payment from the Company, in connection with any of the transactions contemplated by this Agreement; (c) Expenses that arise or are expected to arise, or are triggered or become due or payable, as a direct or indirect result of the consummation (whether alone or in combination with any other event or circumstance) of the transactions contemplated by this Agreement, including any bonus, severance or change of control payment or benefit (or similar payment obligation) made or provided, or required to be made or provided, by the Company as a result of or in connection with the transactions contemplated by this Agreement, including any transaction bonuses payable to Company Employees at or after the Closing, excluding any payments to the UAR Holders pursuant to Section 1.3; (d) Expenses described in Section 7.1(b) of this Agreement; (e) Expenses incurred by or on behalf of any member or employee of the Company in connection with the transactions contemplated by this Agreement that the Company is or will be obligated to pay after the Closing, (f) fifty percent (50%) of all filing fees in respect of Purchaser’s and the Company’s filings pursuant to the HSR Act; and (g) the Company’s obligation to make tax distributions to members attributable to the 2011 tax year.

“Specified Business Contact” shall mean any Person: (i) that had or has a business relationship with the Company on or prior to the Closing; and (ii) that had or has a business relationship with the Purchaser or any Affiliate of Purchaser during the Restricted Period and with whom the applicable Seller had direct personal contact (or as to whom the applicable Seller obtains or obtained confidential information concerning the business relationship between such Person and Purchaser or any Affiliate of Purchaser) during the Restricted Period.

“Specified Competitor” shall mean any of the Persons set forth on Annex 2 to this Exhibit A, and their respective Affiliates.

“Specified Individual” shall mean: (i) any Person who is or was an employee (including any temporary or leased employees), consultant or independent contractor of the Company on, or during the 60 days prior to the Closing Date; and (ii) any Person who is or was an employee (including any temporary or leased employees), consultant or independent contractor of Purchaser or any Affiliate of Purchaser at any time during the Restricted Period, and with whom the applicable Seller has or had contact (or with respect to whom the applicable Seller obtains or obtained confidential information) during the Restricted Period.

EXHIBIT A

“Straddle Period” means any taxable year or period beginning on or before and ending after the Closing Date.

An entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record:  (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Tax” means: (i) any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, franchise, employment, payroll, withholding on amounts paid to or by any Person, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Code Section 59A), escheat payments or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Body; and (ii) any liability for the payment of amounts determined by reference to amounts described in clause “(i)” as a result of any obligation under any agreement or arrangement, as a result being a transferee or successor, or otherwise.

“Tax Representations” means:  (a) the representations and warranties set forth in Section 2.14 of this Agreement; and (b) the representations, warranties, certifications and other statements and information set forth in the Company Closing Certificate, to the extent such representations, warranties, certifications, statements and information relate to any of the matters addressed in any of the representations and warranties specified in clause “(a)” of this sentence.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any applicable Legal Requirement relating to any Tax, including any claim for refund, amended return or declaration of estimated Tax.

“Trade Secrets” means trade secrets and confidential information, including all source code, documentation, know how, processes, technology, formulae, customer lists, business and marketing plans, inventions (whether or not patentable) and marketing information.

“Treasury Regulations” means the regulations promulgated under the Code, including temporary regulations.

“UAR Award Agreement” means the Unit Appreciation Rights Letter Agreement granted under the UAR Plan.

“UAR Holder” means a holder of UARs.

“User Data” means any Personal Data or other data or information collected by or on behalf of the Company from users of any website or any Computer Software of the Company.

(b)           Index of Defined Terms.  The following terms, as used in this Agreement (including this Exhibit A) have the meanings given to them in the section or place indicated below:

EXHIBIT A

Term	Section or Place Where Defined

2012 Projected Base Salary	Section 1.8(a)
401(k) Plans	Section 5.5
Accounting Firm Working Capital Calculations	Section 1.6(c)(iii)
Acquired Units	Recital A
Affiliated Seller	Section 2.3(a)
agencies	Section 6.1(a)
Aggregated Vested UAR Base Value	Section 1.4(b)(i)
Agreed Amount	Section 12.8(c)(iv)
Agreement	Introduction.
Allocation Schedule	Section 7.4(b)
Arbitrable Dispute	Section 12.9©(vi)
Base Value	Section 1.4(b)(ii)
Basic Company Unit Number	Section 1.4(b)(iii)
Basket Amount	Section 11.3(a)
Charter Documents	Section 2.2
Claim	Section 6.7
Claim Notice	Section 12.8(c)(i)
Claimed Amount	Section 12.8(c)(i)
Closing	Section 1.5
Closing Balance Sheet	Section 1.6(b)
Closing Date	Section 1.5
Closing Date Schedule	Section 1.6(b)
Closing Indebtedness Amount	Section 1.4(b)(iv)
Company	Introduction
Company Closing Certificate	Section 8.5(g)
Company Confidential Information	Section 12.18
Company Counsel	Section 12.18
Company Counsel Work Product	Section 12.18
Company Cure Period	Section 10.1(e)
Company Databases	Section 2.10(p)
Company Financial Statements	Section 2.4(a)
Consenting Parties	Section 12.18
Contested Amount	Section 12.8(c)(ii)
Current Post-Closing UAR Payment	Section 1.8(b)
D&O Tail Policy	Section 5.9
Dispute Period	Section 12.8(c)(ii)
Disputes	Section 12.18
DWT	Section 12.19(b)
Earn-Out Payments	Exhibit E
Election Notice	Section 5.5
Employee Withholding Taxes	Section 1.8(a)
End Date	Section 10.1(b)
Escrow Agent	Section 1.2(b)
Escrow Agreement	Section 1.2(b)
Escrow Amount	Section 1.2(b)
Escrow Fund	Section 1.2(b)
Estimated Closing Balance Sheet	Section 1.6(a)
Estimated Net Working Capital Amount	Section 1.6(a)
EULA	Section 2.10(f)
FIRPTA	Section 2.14(e)

EXHIBIT A

Term	Section or Place Where Defined

Fully Diluted Company Unit Number	Section 1.4(b)(v)
Holdback Amount	Section 1.2(c)(i)
Holdback Release Date	Section 1.2(c)(ii)
Indemnified Party	Section 11.5
Indemnifying Party	Section 11.5
Indemnity Holdback Amount	Section 1.2(c)(i)
Initial Resolution Period	Section 12.8(c)(v)
Insider Receivables	Section 2.4(e)
IP Assignment Agreement	Section 2.10(f)
Liability Cap	Section 11.3(d)
Major Business Partners	Section 2.22
Major Vendors	Section 2.22
Material Contracts	Section 2.11(a)
Net Working Capital Holdback Amount	Section 1.2(c)(i)
OASDI Wage Cap	Section 1.8(a)
Per Class B Unit Valuation Adjustment	Section 1.4(b)(vi)
Per Unit Cash Amount	Section 1.4(b)(vii)
Per Unit Escrow Amount	Section 1.4(b)(viii)
Per Unit Holdback Amount	Section 1.4(b)(ix)
Per Unit Sellers' Agent Fund Amount	Section 1.4(b)(x)
Pre-Closing Period	Section 5.1
Price Certificate	Section 8.5(i)
Purchaser	Introduction
Purchaser Cure Period	Section 10.1(f)
Purchase Price	Section 1.2(a)
Purchaser Underpayment	Section 1.6(d)(ii)
Qualified Claim	Section 11.3(a)
Releasees	Section 6.7
Releasing Parties	Section 6.7
Representative Claim	Section 12.1(e)
Representative Expenses	Section 12.1(e)
Response Notice	Section 12.8(c)(ii)
Seller	Introduction
Seller Closing Certificate	Section 8.5(h)
Seller Member	Introduction
Seller Members	Introduction
Sellers	Introduction
Sellers' Agent	Section 12.1(a)
Sellers' Agent Amount	Section 1.2(d)
Sellers' Agent Fund	Section 1.2(d)
Severance Plans	Section 5.5
Significant Holder	Section 2.19(a)
Stipulated Amount	Section 12.8(c)(v)
Targeted Net Working Capital Amount	Section 1.4(b)(xi)
Third Party Claim	Section 11.5(a)
UAR Consideration	Section 1.3(b)
UAR Plan	Recital B
UARs	Recital B
Unaudited Interim Balance Sheet	Section 2.4(a)
Units	Recital A

EXHIBIT A

Term	Section or Place Where Defined

Vested UARs	Recital B
Working Capital Dispute Notice	Section 1.6(c)(i)
Working Capital Review Period	Section 1.6(c)(i)
Working Capital Shortfall	Section 1.6(d)(i)

EXHIBIT A

ANNEX 1 TO EXHIBIT A

PERSONS WHOSE KNOWLEDGE IS IMPUTED TO THE COMPANY

[INTENTIONALLY OMITTED]

EXHIBIT A

ANNEX 2 TO EXHIBIT A

SPECIFIED COMPETITORS

[INTENTIONALLY OMITTED]

EXHIBIT B-1

FORM OF SENIOR MANAGEMENT RETENTION PLAN

[INTENTIONALLY OMITTED]

EXHIBIT B-2

FORM OF EMPLOYEE RETENTION PLAN

[INTENTIONALLY OMITTED]

EXHIBIT C

FORM OF ESCROW AGREEMENT

[INTENTIONALLY OMITTED]

EXHIBIT D

ARBITRATION PROCEDURES

[INTENTIONALLY OMITTED]

EXHIBIT E

EARN-OUT PROCEDURES

[INTENTIONALLY OMITTED]

EXHIBIT E

ANNEX I TO EXHIBIT E

BUDGET

[INTENTIONALLY OMITTED]

EXHIBIT E

ANNEX II TO EXHIBIT E

EXAMPLE

[INTENTIONALLY OMITTED]

EXHIBIT F

FORM OF UNIT ASSIGNMENT

[INTENTIONALLY OMITTED]

SCHEDULE 1.1

UNITS OWNED BY EACH SELLER MEMBER

[INTENTIONALLY OMITTED]

SCHEDULE 7.4(B)

ALLOCATION SCHEDULE

[INTENTIONALLY OMITTED]

SCHEDULE 8.3(B)

REQUIRED THIRD PARTY CONSENTS

[INTENTIONALLY OMITTED]